Form 10-K405, Exhibit 13
period 1997-06-30
BARR LABORATORIES INC
filed 1997-09-29
CIK 10081

                                                                      EXHIBIT 13

ITEM 7.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations
Fiscal 1997 to Fiscal 1996 (thousands of dollars)

Total revenues increased approximately 23% to $284,486 from $232,224. The increase was equally attributable to increasing net product sales and earnings from the contingent non-exclusive Supply Agreement that resulted from the successful settlement of the Ciprofloxacin patent challenge in January 1997 (See
Note 2 to Consolidated Financial Statements).

Net product sales increased 11% to $257,436 from $232,224. The increase is primarily attributable to a continued increase in demand for Tamoxifen as well as increased sales for the balance of the Company's product line.

Net Tamoxifen sales increased 14% to $195,734 or 76% of net product sales from $171,000 or 74% of net product sales. The growth is primarily attributable to increases in the Company's market share and price. Tamoxifen is a patented product manufactured for the Company by the Innovator, and is distributed by the Company under a non-exclusive license agreement with the Innovator. In January 1996, the Innovator introduced a 20mg strength of this product. As permitted under the terms of its existing agreement with the Innovator, the Company began distributing the 20mg strength in December 1996. This introduction did not have a material impact on Barr's financial statements which is consistent with the relatively low sales of the branded version of that 20mg product. Currently, Tamoxifen only competes against the Innovator's products, which are sold under the brand name.

Net sales of Barr-manufactured products increased approximately 2%. Barr-manufactured net sales include revenues from four new products in fiscal 1997 compared to two new products in fiscal 1996. These products represented 11% and 4% of total Barr-manufactured sales in 1997 and 1996, respectively. Revenues from these products and volume increases on the Company's existing product line offset price declines and higher discounts on certain existing products.

Cost of sales increased to $217,196 or 84% of net product sales from $189,394 or 82%. The increase in cost of sales as a percentage of net product sales is primarily the result of two factors. First, an increase in Tamoxifen's share of total Company revenues and second, an increase in sales discounts and allowances due to increased competition. The increase in Tamoxifen's portion of net product sales negatively impacts margins because the profit margin the Company earns as a distributor is generally below the margin it earns as a manufacturer. Increased sales discounts and allowances reduce the Company's net selling price and margins, but are offered by the Company to maintain market share in light of increased competition.

New products such as Megestrol Acetate and Danazol, which were introduced in November 1995 and August 1996, respectively, as well as Medroxyprogesterone and Meperidine which were introduced in the quarter ended December 31, 1996, are currently subject to less competition and therefore generate margins which help to offset the declining margins on the Company's established products. The Company continues to experience competition on sales of its other products, and it is impossible to predict whether future price erosion will occur. If further price erosion were to occur, this could have a material adverse effect on the Company's gross margins.

Due to the nature of the generic pharmaceutical industry, as the product line matures and competition from other manufacturers intensifies, selling prices and the related margins on those products typically decline. The Company's future operating results are dependent on several factors including its ability to introduce new products to its product line, customer purchasing practices and changes in the amount of competition affecting the Company's products. In addition, the ability to receive sufficient quantities of raw materials to maintain its production is critical. While the Company has not experienced any interruption in sales due to lack of raw materials, the Company is in the process of developing alternate raw material suppliers for its key products in the event raw material shortages were to occur.

Selling, general and administrative expenses increased to $23,391 from $21,695, yet decreased as a percentage of net product sales from 9.3% to 9.1%. This percentage decrease was expected due to increased net product sales. The majority of the dollar increase is attributable to increases in expenses in preparation for the July launch of Warfarin Sodium and government affairs expenses, offset by approximately $3,400 of reimbursed legal fees related to the ciprofloxacin patent challenge.

Research and development expenses increased to $13,536 from $11,274. The increase is primarily the result of increased salaries and related costs associated with the addition of scientists and higher outside consulting costs necessary to support the number of products in development. These increases were partially offset by a decrease in outside testing services.

Interest income decreased by $380 in comparison to the prior year. The decrease is primarily the result of $485 in interest income included in the prior year's amount in connection with interest earned on a income tax refund from the Internal Revenue Service. The decrease was partially offset by an increased return earned by the Company on its investments in the current fiscal year.

Interest expense decreased $828 due to an increase in capitalized interest associated with an increase in capital improvements as compared to the prior year. The increase in capitalized interest was partially offset by interest on the Company's equipment financing agreement entered in April 1996 and the fee paid on the unsecured Tamoxifen balance.

Results of Operations
Fiscal 1996 to Fiscal 1995 (thousands of dollars)

Total revenue increased approximately 16% to $232,224 from $199,720. The increase is primarily attributable to a continued increase in demand for Tamoxifen, the breast cancer treatment distributed by the Company, as well as increased sales for the balance of the Company's product lines.

Net sales of Tamoxifen increased approximately $28,000 to $171,000 or 74% of net product sales, compared to $143,000 or 72% of net sales in the prior year. This 20% growth resulted from increases in the Company's market share and price. While the Company's Tamoxifen revenues increased in fiscal 1996, the rate of growth between fiscal 1995 and 1996 declined compared to prior years. This decline in the rate of growth was expected given the dramatic growth achieved immediately after the Company began distributing Tamoxifen and given the Company's share of the current market.

Net sales of Barr-manufactured products increased by approximately 8% primarily as a result of increases in volume. Methotrexate accounted for approximately 10% of the Company's net product sales in 1996 as compared to 14% in 1995. No other Barr-manufactured product accounted for 10% or more of net sales in either year.

Cost of sales increased to $189,394 from $159,498 due to increased sales volume. However, cost of sales as a percentage of net sales increased from 80% to 82%. The increase in cost of sales as a percentage of net sales is primarily attributed to the lower gross margins associated with the increased distribution of Tamoxifen and price competition on certain of the Company's manufactured products.

Selling, general and administrative expenses increased to $21,695 from $19,014, yet remained consistent as a percentage of net product sales as was expected, due to the increase in net product sales. The increase reflects increases in personnel costs; additional advertising and promotion costs associated with the introduction of Megestrol Acetate in late November 1995; and a full-year of depreciation from the December 1994 implementation of a new core computer system. Fiscal 1996 also included approximately $700 in non-recurring charges in connection with a voluntary early retirement program and a legal settlement. During fiscal 1996, Barr entered into multi-year agreements with another company and a related party to share in development and litigation costs associated with certain of its patent challenges. These agreements resulted in the reimbursement of $1,977 in legal fees.

Research and development expenses increased to $11,274 from $10,443. This resulted from higher outside testing and raw material costs associated with an increase in the number of products under development when compared to the prior year as well as increases in salaries and related costs associated with the addition of scientists. These increases were partially offset by a decrease in fees paid to outside laboratories to conduct biostudies. Such a decrease was expected since the prior year's amounts included biostudy costs for conjugated estrogens. The number, complexity and associated costs of biostudies for conjugated estrogens were greater than those for other products under development in fiscal 1996.

Interest income increased 48% to $2,778 from $1,874, due to $485 in interest income received in February 1996 in connection with an income tax refund from the Internal Revenue Service as well as an increase in the rate of return earned on cash and cash equivalents during the year.

Interest expense declined 30% primarily due to a reduction in long-term debt during the year and an increase in capitalized interest associated with an increase in capital improvements in comparison to the prior year. These decreases were partially offset by an increase in fees paid in connection with the Company's December 1995 agreement with the Innovator of Tamoxifen to pay a monthly fee on the unsecured Tamoxifen payable balance in return for the elimination of the cash collateral requirement.

In fiscal 1996 and 1995, the Company incurred extraordinary losses on the early extinguishment of debt. In 1996, the Company negotiated the prepayment of $2 million in principal of its $20 million 10.15% Senior Secured Notes. The Company recorded an extraordinary loss for the related prepayment penalty and write-off of deferred financing costs. In 1995, the Company incurred an extraordinary loss primarily from the write-off of deferred financing costs associated with its $10 million 10.05% Convertible Subordinated Notes which were converted to common stock.

Liquidity and Capital Resources

The Company's cash and cash equivalents balance decreased to $31,923 at June 30, 1997 from $44,893 at June 30, 1996. In connection with an Alternative
Collateral Agreement between the Company and the Innovator of Tamoxifen (see
Note 1 to the Consolidated Financial Statements), the Company has continued to reduce the cash held in a cash collateral account to secure extension of credit to it by the Innovator. The amount of cash held in the cash collateral account declined from $20,924 at June 30, 1996 to $11,239 at June 30, 1997.

Cash provided by operating activities was $21,792 for the year ended June 30, 1997, which included net earnings of $19,447. Increases in inventory were offset by increases in accounts payable and income taxes payable. The inventory increase is primarily the result of higher Tamoxifen and other new product inventory to support increased sales. Accounts payable increased as a result of higher Tamoxifen sales and inventory levels, as well as higher construction costs and equipment purchases.

In fiscal 1998, Barr anticipates an increased working capital need to support higher slaes and new product launches, including Warfarin Sodium launched in July 1997.

During fiscal 1997, the Company invested $35,087 in capital assets, primarily in connection with the expansion of its manufacturing capacity in the Virginia and New York facilities. In fiscal 1998, the Company estimates that it will invest an additional $25 million in construction and new equipment for its New York, New Jersey and Virginia facilities.

On April 11, 1997, the Company's Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend. Approximately 7.1 million additional shares of common stock were distributed.

As indicated in Note 2 to the Consolidated Financial Statements, in January 1997, Bayer and the Company reached an agreement to settle the then pending litigation regarding Bayer's patent protecting ciprofloxacin hydrochloride ("Settlement Agreement"). In connection with the Settlement Agreement, the Company acknowledged the validity and enforceability of Bayer's world-wide ciprofloxacin patent, received an initial cash payment of $24.6 million, and signed a contingent, non-exclusive Supply Agreement ("Supply Agreement") which becomes effective in January, 1998 and ends at patent expiry in December, 2003. During the term of the Supply Agreement, Bayer has the option of supplying Barr and an unrelated third party with ciprofloxacin hydrochloride to market and distribute pursuant to a license from Bayer or making quarterly cash payments to Barr beginning in March, 1998. If Bayer elects to continue making cash payments, the annual value recognized by Barr would be similar to the amount recognized during fiscal 1997. If Bayer provides Barr with product, the amount Barr could earn would be dependent on market conditions.

At June 30, 1997 the Company's debt structure included a $14,400 Secured Note with a fixed interest rate of 10.15% and $3,600 principal payments due annually from June 28, 1998 through June 28, 2001. The Company made its first principal payment under the Note on June 28, 1997. The Company also maintains two bank credit facilities including a $10 million Revolving Credit Facility and an $18,750 Equipment Financing Facility ("Equipment Line"). At June 30, 1997 there were no borrowings under the Revolving Credit Facility and $4,352 was outstanding under the Equipment Line.

The Company is currently seeking to replace its existing Secured Note with an Unsecured Note with a longer term and lower rate. In addition, the Company is seeking to increase its $10 million Revolving Credit Facility to $20 million and to extend its Equipment Line. While the Company believes these changes will be accomplished, there can be no assurances that they will be completed on the terms sought by the Company.

In August, 1997 Barr invested approximately $4,000 in Warner Chilcott plc. by acquiring 250,000 Ordinary Shares, represented by American Depository Shares ("ADSs") in an initial public offering ("Offering") and received warrants to purchase an additional 250,000 shares in the form of ADSs at an exercise price per share equal to the initial public offering price less underwriting discounts and commissions. Beginning on the first anniversary of the Offering and annually thereafter for the next three years, one fourth of the warrant will be exercisable by Barr. If Barr does not exercise in full the portion of the warrant exercisable during any one year, such portion of the warrant will terminate. This investment in Warner Chilcott plc. represents a potential use of cash of $1,000 per year over the next four years.

The Company also continues to evaluate other growth opportunities including additional strategic investments, acquisitions and joint ventures, which could require significant capital resources.

The Company believes that cash flow from operations and existing borrowing capacity under its Revolving Credit Facility and Equipment Line will be adequate to meet its operating needs and to capitalize on certain strategic opportunities. To the extent that additional capital resources are required, such capital may be raised by additional bank borrowings, equity offerings or other means.


Environmental Matters

The Company has obligations for environmental safety and clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Based on information currently available, environmental expenditures have not had, and are not anticipated to have, any material effect on the Company's consolidated financial statements.

Effects on Inflation

Inflation has had only a minimal impact on the operations of the Company in recent years.

BARR LABORATORIES, INC.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1997 AND 1996  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                                1997                 1996
                                                                              ---------           ---------
                                ASSETS
CURRENT ASSETS:
  CASH AND CASH EQUIVALENTS                                                   $  31,923           $  44,893
  ACCOUNTS RECEIVABLE (INCLUDING RECEIVABLES FROM RELATED PARTIES OF
     $1,358 IN 1997 AND $886 IN 1996) LESS ALLOWANCES
     OF $1,620 AND $1,799 IN 1997 AND 1996, RESPECTIVELY                         35,232              32,065
   INVENTORIES                                                                   56,216              42,396
   DEFERRED INCOME TAX                                                            3,160               2,771
   PREPAID EXPENSES                                                                 568                 648
                                                                              ---------           ---------
     TOTAL CURRENT ASSETS                                                       127,099             122,773


PROPERTY, PLANT AND EQUIPMENT, NET                                               75,928              45,739
OTHER ASSETS                                                                        775                 708
                                                                              ---------           ---------
     TOTAL ASSETS                                                             $ 203,802           $ 169,220
                                                                              =========           =========

                 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   ACCOUNTS PAYABLE                                                           $  72,685           $  58,537
   ACCRUED LIABILITIES                                                            6,074               6,332
   CURRENT PORTION OF LONG-TERM DEBT                                              4,139               3,815
   INCOME TAXES PAYABLE                                                           2,394               1,104
                                                                              ---------           ---------
         TOTAL CURRENT LIABILITIES                                               85,292              69,788

LONG-TERM DEBT                                                                   14,941              17,709
OTHER LIABILITIES                                                                   201                 238
DEFERRED INCOME TAXES                                                             1,230               1,324

COMMITMENTS & CONTINGENCIES

SHAREHOLDERS' EQUITY:
   CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES A, $1 PAR VALUE
     PER SHARE;  AUTHORIZED 2,000,000 SHARES; NONE ISSUED
   COMMON STOCK, $.01 PAR VALUE PER SHARE;
    AUTHORIZED 30,000,000 SHARES; ISSUED 21,446,053 AND
    14,115,664 IN 1997 AND 1996, RESPECTIVELY                                       214                 141
   ADDITIONAL PAID-IN CAPITAL                                                    46,061              43,526
   RETAINED EARNINGS                                                             55,876              36,507
                                                                              ---------           ---------
                                                                                102,151              80,174
TREASURY STOCK AT COST; 117,955 AND 78,637 SHARES IN 1997
   AND 1996, RESPECTIVELY                                                           (13)                (13)
                                                                              ---------           ---------
     TOTAL SHAREHOLDERS' EQUITY                                                 102,138              80,161
                                                                              ---------           ---------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $ 203,802           $ 169,220
                                                                              =========           =========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                                    1997         1996         1995
                                                                                  ---------    ---------    ---------
REVENUES:
   NET PRODUCT SALES (INCLUDING SALES TO RELATED PARTIES OF $4,971, $4,296, AND   $ 257,436    $ 232,224    $ 199,720
      $2,585 IN 1997, 1996 AND 1995, RESPECTIVELY)
   PROCEEDS FROM SUPPLY AGREEMENT                                                    27,050           --           --
                                                                                  ---------    ---------    ---------
TOTAL REVENUES                                                                      284,486      232,224      199,720

COSTS AND EXPENSES:
   COST OF SALES                                                                    217,196      189,394      159,498
   SELLING, GENERAL AND ADMINISTRATIVE                                               23,391       21,695       19,014
   RESEARCH AND DEVELOPMENT                                                          13,536       11,274       10,443
                                                                                  ---------    ---------    ---------
EARNINGS FROM OPERATIONS                                                             30,363        9,861       10,765

INTEREST  INCOME                                                                      2,398        2,778        1,874

INTEREST  EXPENSE                                                                      (939)      (1,767)      (2,535)

OTHER INCOME                                                                            228          637          118
                                                                                  ---------    ---------    ---------
EARNINGS BEFORE INCOME TAXES AND EXTRAORDINARY LOSS                                  32,050       11,509       10,222

INCOME TAX EXPENSE                                                                   12,603        4,368        3,852
                                                                                  ---------    ---------    ---------
EARNINGS BEFORE EXTRAORDINARY LOSS                                                   19,447        7,141        6,370

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT,
    NET OF TAXES                                                                         --         (125)        (145)
                                                                                  ---------    ---------    ---------
NET  EARNINGS                                                                     $  19,447    $   7,016    $   6,225
                                                                                  =========    =========    =========


                             PER COMMON SHARE:
EARNINGS BEFORE EXTRAORDINARY LOSS                                                $    0.87    $    0.33    $    0.32

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT,
 NET OF TAXES                                                                            --        (0.01)       (0.01)
                                                                                  ---------    ---------    ---------
NET EARNINGS PER COMMON AND COMMON EQUIVALENT SHARES                              $    0.87    $    0.32    $    0.31

NET EARNINGS PER COMMON SHARE ASSUMING FULL DILUTION                                   0.85         0.32         0.31
                                                                                  =========    =========    =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES                                             22,430       21,757       20,125

WEIGHTED AVERAGE NUMBER OF SHARES ASSUMING FULL DILUTION                             22,906       22,140       20,125
                                                                                  =========    =========    =========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995 (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)



                                  Common         Additional                 Common stock           Total
                                  Stock           paid-in      Retained      in treasury       Shareholders'
                           Shares       Amount    capital      Earnings    Shares   Amount        Equity
                         ---------      ------   ----------    --------   -------   ------       -------
BALANCE, JUNE 30, 1994   8,783,737       $ 88     $31,591      $23,318    52,425    $ (13)       $54,984
Net earnings                                                     6,225                             6,225
Issuance of common
   stock for exercised
   stock options and
   employees' stock
   purchase plans           40,757         --         661                                            661
Issuance of common
   stock upon conversion
   of convertible
   subordinated notes      510,358          5       9,978                                          9,983
                        ----------       ----     -------      -------   -------     ----       --------

BALANCE, JUNE 30, 1995   9,334,852         93      42,230       29,543    52,425      (13)        71,853
Net earnings                                                     7,016                             7,016
Issuance of common
   stock for exercised
   stock options and
   employees' stock
   purchase plans           80,757          1       1,310                                          1,311
Stock split (3-for-2)    4,700,055         47        (14)          (52)   26,212                     (19)
                        ----------       ----     -------      -------   -------     ----       --------

BALANCE, JUNE 30, 1996  14,115,664        141      43,526       36,507    78,637      (13)        80,161
Net earnings                                                    19,447                            19,447
Issuance of common
   stock for exercised
   stock options and
   employees' stock
   purchase plans          220,526          2       2,549          --                              2,551
Stock split (3-for-2)    7,109,863         71        (14)         (78)    39,318       --            (21)
                        ----------       ----     -------      -------   -------     ----       --------

BALANCE, JUNE 30, 1997  21,446,053       $214     $46,061      $55,876   117,955     $(13)      $102,138
                        ==========       ====     =======      =======   =======     ====       ========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995
(THOUSANDS OF DOLLARS, EXCEPT SHARE INFORMATION)

                                                                                1997       1996        1995
                                                                                ----       ----        ----
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
   NET EARNINGS                                                              $ 19,447    $  7,016    $  6,225
   ADJUSTMENTS TO RECONCILE NET EARNINGS TO NET CASH PROVIDED BY OPERATING
     ACTIVITIES:
         DEPRECIATION AND AMORTIZATION                                          4,989       4,920       4,429
         DEFERRED INCOME TAX (BENEFIT) EXPENSE                                    474         777        (407)
         WRITE-OFF OF DEFERRED FINANCING FEES ASSOCIATED
         WITH EARLY EXTINGUISHMENT OF DEBT                                         --          31         188
        (GAIN) LOSS ON DISPOSAL OF EQUIPMENT                                     (203)         63        (113)


   CHANGES IN ASSETS AND LIABILITIES:
         (INCREASE) DECREASE IN:
                  ACCOUNTS RECEIVABLE, NET                                     (3,167)     (4,758)     (5,674)
                  INVENTORIES                                                 (13,820)     (6,506)     (6,540)
                  PREPAID EXPENSES                                                 80          30         (35)
                  OTHER ASSETS                                                   (194)       (107)        198
         INCREASE (DECREASE)  IN:
                  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                     12,896       4,047      23,303
                  INCOME TAXES PAYABLE                                          1,290        (145)        320
                                                                             --------    --------    --------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                                 21,792       5,368      21,894
                                                                             --------    --------    --------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
   PURCHASES OF PROPERTY, PLANT AND EQUIPMENT                                 (35,087)    (16,048)     (6,328)
   PROCEEDS FROM SALE OF PROPERTY, PLANT AND EQUIPMENT                            239         184         340
                                                                             --------    --------    --------
     NET CASH USED IN INVESTING ACTIVITIES                                    (34,848)    (15,864)     (5,988)
                                                                             --------    --------    --------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
   PRINCIPAL PAYMENTS ON LONG-TERM DEBT                                        (4,081)     (2,043)        (62)
   PROCEEDS FROM LOANS                                                          1,637       3,153          --
   FEES ASSOCIATED WITH STOCK SPLIT                                               (21)        (19)         --
   FEES ASSOCIATED WITH CONVERSION OF DEBT TO EQUITY                               --          --         (17)
   PROCEEDS FROM EXERCISE OF STOCK OPTIONS
     AND EMPLOYEE STOCK PURCHASES                                               2,551       1,311         661
                                                                             --------    --------    --------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                                 86       2,402         582
                                                                             --------    --------    --------
         (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                     (12,970)     (8,094)     16,488
CASH AND CASH EQUIVALENTS, BEGINNING OF  YEAR                                  44,893      52,987      36,499
                                                                             --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR                                       $ 31,923    $ 44,893    $ 52,987
                                                                             ========    ========    ========
SUPPLEMENTAL CASH FLOW DATA-CASH PAID DURING THE YEAR:
     INTEREST, NET OF PORTION CAPITALIZED                                    $    930    $  1,727    $  2,541
     INCOME TAXES                                                              10,830       3,930       3,766
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
     ISSUANCE OF 1,148,305 SHARES OF COMMON STOCK UPON CONVERSION
     OF $10,000 CONVERTIBLE SUBORDINATED NOTES                                                       $ 10,000

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                             BARR LABORATORIES, INC.

                 Notes to the Consolidated Financial Statements
                 (in thousands of dollars, except share amounts)

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Principles of Consolidation and Other Matters

                  The consolidated financial statements include the accounts of Barr Laboratories, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                  Sherman Delaware, Inc., and affiliated companies owned 64.1% of the common stock of the Company at June 30, 1997. Dr. Bernard C. Sherman is a principal stockholder of Sherman Delaware, Inc. and a Director of Barr Laboratories, Inc.

         (b)      Credit and Market Risk

                  The Company operates in one industry segment; it manufactures, markets and distributes a wide range of generic pharmaceutical products. The Company also distributes a patented breast cancer agent, Tamoxifen Citrate, under an agreement with the Innovator. The Company's manufacturing plants are located in New Jersey, New York and Virginia and its products are sold throughout the United States primarily to wholesale and retail distributors. In addition, the Company manufactures and sells many products to other companies that resell these pharmaceuticals under their own (private) label. In fiscal 1997 and 1996 McKesson Drug Company accounted for approximately 13% and 10% of net product sales, respectively. In fiscal 1995, approximately 10% of net product sales were generated by sales to Cardinal Health, Inc. No other customer accounted for greater than 10% of sales in any of the last three fiscal years. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

         (c)      Inventories

                  Inventories are stated at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

         (d)      Property, Plant and Equipment

                  Property, Plant and Equipment is recorded at cost. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective leases.

                  The estimated useful lives of the major classification of depreciable assets are:

                                                                Years
                                                                -----
                              Buildings                            45
                              Building Improvements                10
                              Machinery and Equipment            3-10
                              Leasehold Improvements             3-10
                              Automobiles and Trucks              3-5

                  Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized.

         (e)      Research and Development

                  Research and development costs, which consist principally of product development costs, are charged to operations as incurred.

         (f)      Earnings Per Share

                  Earnings per common share in 1997 and 1996 were computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year. Earnings per common share in 1995 was computed by dividing earnings by the weighted average number of shares outstanding during the period. In 1995, the effects of stock options outstanding resulted in less than 3% dilution.

                  On April 11, 1997, the Company's Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend. Approximately 7.1 million additional shares of common stock were distributed on May 7, 1997 to shareholders of record as of April 24, 1997. On February 21, 1996, the Company's Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend. Approximately
                  4.7 million additional shares of common stock were distributed on March 25, 1996 to shareholders of record as of March 4, 1996. All prior year share and per share amounts have been adjusted for the stock splits.

         (g)      Cash and Cash Equivalents

                  Cash equivalents consist of short-term, highly liquid investments (primarily market auction securities with interest rates that are re-set in intervals of 7 to 71 days) which are readily convertible into cash at par value (cost). As of June 30, 1997 and 1996, $11,239 and $20,924, respectively, of the
                  Company's cash was held in a cash collateral account to secure extension of credit to it by the Innovator of Tamoxifen Citrate in accordance with the Distribution and Supply Agreement between the Company and the Innovator.

                  In December 1995, the Company and the Innovator of Tamoxifen entered into an Alternative Collateral Agreement ("Collateral Agreement") which suspends certain sections of the Supply and Distribution Agreement ("Distribution Agreement") entered by both parties in March, 1993. Under the Collateral

                  Agreement, extensions of credit to the Company will no longer need to be secured by a letter of credit or cash collateral. However, the Company may at its discretion maintain a balance in the escrow account based on its short-term cash requirements. All remaining terms of the Distribution Agreement remain in place. In return for the elimination of the cash collateral requirement and in lieu of issuing letters of credit, the Company has agreed to pay the Innovator monthly interest based on the average monthly Tamoxifen payable balance, as defined in the agreement, and maintain compliance with certain financial covenants. The Company was in compliance with such covenants at June 30, 1997.


         (h)      Deferred Financing Fees

                  All costs associated with the issuance of debt are being amortized on a straight-line basis over the life of the related debt which matures in 2001 and 2002. The unamortized amounts of $492 and $524 at June 30, 1997 and 1996, respectively, are included in Other Assets in the Consolidated Balance Sheets.

                  In connection with the early extinguishment of $2,000 of the 10.15% Senior Secured Notes and the 10.05% convertible subordinated notes, the Company wrote off $31 and $188 in deferred financing fees in 1996 and 1995, respectively. See Note (5) Long-Term Debt.

         (i)      Fair Value of Financial Instruments

                  Cash, Accounts Receivable and Accounts Payable - The carrying amounts of these items are a reasonable estimate of their fair value.

                  Long-Term Debt - The fair value of debt at June 30, 1997 and 1996 is estimated at $20 million and $23 million, respectively. Estimates were determined by discounting the future cash flows using rates currently available to the Company.

                  The fair value estimates presented herein are based on pertinent information available to management as of June 30, 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

         (j)      Use of Estimates in the Preparation of Financial Statements

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures; actual results may differ.

         (k)      Revenue Recognition

                  The Company recognizes revenue when goods are shipped.

         (l)      Stock-Based Compensation

                  Effective January 1, 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") "Accounting for Stock-Based Compensation." SFAS No. 123 requires the Company to either record compensation expense or provide additional disclosures with respect to stock awards and stock option grants made after December 31, 1994. The accompanying Notes to Consolidated Financial Statements include the disclosures required by SFAS No. 123. No compensation expense is recognized pursuant to the Company's stock option plans under SFAS No. 123 which is consistent with prior treatment under Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees."

(2)      Proceeds from Supply Agreement

         In January 1997, Bayer AG and Bayer Corporation ("Bayer") and the Company reached an agreement to settle the then pending litigation regarding Bayer's patent protecting ciprofloxacin hydrochloride ("Settlement Agreement"). As a result, the U.S. Federal Court for the Southern District of New York entered a Consent Judgment ending the litigation. In connection with the Settlement Agreement, the Company acknowledged the validity and enforceability of Bayer's world-wide ciprofloxacin patent, received an initial cash payment of $24.6 million, and signed a contingent, non-exclusive Supply Agreement ("Supply Agreement") which becomes effective in January, 1998 and ends at patent expiry in December, 2003. During the term of the Supply Agreement, Bayer has the option of supplying Barr and an unrelated third party with ciprofloxacin hydrochloride to market and distribute pursuant to a license from Bayer or making quarterly cash payments to Barr beginning in March, 1998. Under terms of the Supply Agreement, Barr accrued revenue of $2.5 million in June 1997.

(3)      INVENTORIES

         A summary of inventories is as follows:

                                                           June 30,
                                                -----------------------------
                                                  1997                  1996
                                                  ----                  ----
                  Raw Materials and Supplies    $21,403               $19,648
                  Work-in-Process                 3,340                 4,920
                  Finished Goods                 31,473                17,828
                                                -------               -------
                                                $56,216               $42,396
                                                =======               =======

         Tamoxifen Citrate, purchased as a finished product, accounted for $23,155 and $12,590 of finished goods inventory at June 30, 1997 and 1996, respectively.

(4)      PROPERTY, PLANT AND EQUIPMENT

         A summary of property, plant and equipment is as follows:

                                                        June 30,
                                                   ------------------
                                                     1997       1996
                                                     ----       ----
                  Land                             $  2,338   $ 2,338
                  Buildings and Improvements         23,653    21,639
                  Machinery and Equipment            40,209    36,528
                  Leasehold Improvements              1,841     1,659
                  Automobiles and Trucks                 68        68
                  Construction in Progress           41,686    13,396
                                                   --------   -------
                                                    109,795    75,628
                  Less: Accumulated
                     Depreciation & Amortization     33,867    29,889
                                                   --------   -------
                                                   $ 75,928   $45,739
                                                   ========   =======

         For the years ended June 30, 1997, 1996 and 1995, $1,801, $526, and
         $176 of interest was capitalized, respectively.

(5)      LONG-TERM DEBT
         A summary of long-term debt is as follows:

                                                          June 30,
                                                     ------------------
                                                       1997      1996
                                                       ----      ----
            New Jersey Economic Development
              Authority Bond (a)                     $   328   $   371
            10.15% Senior Secured Notes Due June
              28, 2001 (b)                            14,400    18,000
            Equipment Financing (c)                    4,352     3,153
                                                     -------   -------
                                                      19,080    21,524
            Less Current Installments of Long-Term
              Debt                                     4,139     3,815
                                                     -------   -------
            Total Long-Term Debt                     $14,941   $17,709
                                                     =======   =======

         (a) The New Jersey Economic Development Authority Bond is payable to a bank. Such loan is secured by a first mortgage on land, building and improvements on the facility located at 265 Livingston Street. Interest is charged at 75% of the bank's prime rate. The prime rate was 8.5% and 8.25% at June 30, 1997 and 1996, respectively. Monthly installments are $3.6 plus interest, through December 1999. Upon maturity in January 2000, there will be a final installment equal to the then remaining principal balance of $220.


         (b) In June 1991, the Company entered into a note purchase agreement and issued $20,000 of Senior Secured Notes bearing interest at a rate of 10.15%, payable semiannually. In March 1996, the Company negotiated the prepayment of $2,000 of these Notes. The cash payment of $2,213 included a prepayment penalty of

                  $169 and accrued interest through March 15, 1996 of $44. The prepayment penalty of $169 and the related write-off of approximately $31 in previously deferred financing costs resulted in an extraordinary loss, which net of taxes of $76, was $125 or $0.01 per share. The Company began making principal payments in June 1997. The annual amount of these payments are $3,600, and will continue through the maturity date of June 28, 2001. These notes are collateralized by a first mortgage on the Pomona, New York facility and all machinery and equipment other than machinery and equipment in the Forest, Virginia facility.

                  The Senior Secured Notes contain certain financial covenants including restrictions on dividend payments not to exceed $5 million plus 50% of net earnings subsequent to July 1, 1991. The Company was in compliance with all such covenants as of the year ended June 30, 1997.

                  The note purchase agreement permits the Company to prepay these notes prior to their scheduled maturity. Such a prepayment would require the Company to pay a prepayment fee based on current market rates and the note rate. Despite this prepayment fee, the Company is evaluating refinancing options that would result in lower rates and improved borrowing terms.

         (c) In April 1996, the Company signed a Loan and Security Agreement with BankAmerica Leasing and Capital Group which provides the Company up to $18,750 in financing for equipment to be purchased through October 1997. Notes entered into under this agreement require no principal payment for the first two quarters; bear interest quarterly at a rate equal to the London Interbank Offer Rate (LIBOR) plus 125 basis points; and have a term of 72 months. LIBOR was 5.813% and 5.625% at June 30, 1997 and June 30, 1996, respectively. The Agreement contains certain financial covenants with which the Company was in compliance as of June 30, 1997.

         In June 1991, the Company entered into a note purchase agreement and issued $10,000 of convertible subordinated notes bearing interest at the rate of 10.05%, payable semiannually. In February 1995, these notes were converted into 1,148,305 shares of common stock, as adjusted for the 3-for-2 stock splits in March 1996 and May 1997; and the Company incurred an extraordinary loss resulting primarily from the write-off of deferred financing costs. This extraordinary loss from early extinguishment of debt, net of taxes of $92, was $145 or $0.01 per share for the year ended June 30, 1995.

         The Company currently has no borrowings outstanding under its $10 million revolving credit facility with Bank of America Illinois. Borrowings under this facility bear interest at LIBOR plus 1%. In addition the Company is required to pay a commitment fee equal to .25% of the difference between the outstanding borrowings and $10 million. Any borrowings under the revolving credit facility are secured by certain accounts receivable and inventory. The Company is in compliance with the financial covenants under this facility.

         Principal maturities of existing long-term debt for the next five years and thereafter are as follows:

                                        Year Ending
                                         June 30,
                                         --------
                                           1998               $4,139
                                           1999                4,139
                                           2000                4,337
                                           2001                4,095
                                           2002                1,756
                                        Thereafter               614

(6)      RELATED-PARTY TRANSACTIONS

         The Company's related party transactions were with affiliated companies of Dr. Bernard C. Sherman. During the years ended June 30, 1997, 1996, and 1995, the Company purchased $1,800, $1,800, and $435, respectively, of bulk pharmaceutical material from such companies. In addition, the Company sold certain of its pharmaceutical products and bulk pharmaceutical materials to five other companies owned by Dr. Bernard Sherman and was paid an aggregate of approximately $4,971, $4,296 and $2,585 upon such sales during the years ended June 30, 1997, 1996, and 1995, respectively. During fiscal 1996, the Company also entered a multi-year agreement with a Company owned by Dr. Sherman to share litigation costs in connection with one of its patent challenges. For the years ended June 30, 1997 and 1996 the Company received $987 and $570 respectively, in connection with such agreement which was recorded as a reduction to selling, general and administrative expenses.

         In June 1992, a shareholder action was filed against the Company and Edwin A. Cohen, then President of the Company, and Louis J. Guerci, who was a Vice President of the Company. In November 1994, the Company agreed to settle this matter. Management strongly believed that the case was without merit, but determined that it was in the Company's best interest to settle rather than participate in continued litigation. In December 1994, the court approved the settlement. As of June 30, 1997, the final payment amount (on the "claims made basis") of $1.5 million has been paid, approximately one-half by the Company and one-half by the Company's insurance company.

         During the years ended June 30, 1997, 1996 and 1995, Mr. Cohen earned $250, $213 and $250, respectively, under a consulting agreement.

(7)      INCOME TAXES

         A summary of the components of income tax expense is as follows:

                  Year Ended June 30,
              ---------------------------
               1997      1996      1995
               ----      ----      ----
Federal:
   Current    $10,757   $3,110   $ 3,680
   Deferred       294      617      (242)
              -------   ------   -------
               11,051    3,727     3,438
              -------   ------   -------
State:
   Current      1,372      405       487
   Deferred       180      160      (165)
              -------   ------   -------
                1,552      565       322
              -------   ------   -------
              $12,603   $4,292   $ 3,760
              =======   ======   =======

         Income tax expense for the years ended June 30, 1997, 1996 and 1995 is included in the financial statements as follows:

                                1997      1996       1995
                              -------   -------    -------
Continuing operations         $12,603   $ 4,368    $ 3,852
Extraordinary loss on early
  extinguishment of debt           --       (76)       (92)
                              -------   -------    -------
                              $12,603   $ 4,292    $ 3,760
                              =======   =======    =======

         The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate to income before taxes due to the following:

                                                     Year Ended June 30,
                                                 ---------------------------
                                                    1997      1996      1995
                                                    ----      ----      ----
        Federal Income Taxes at Statutory Rate   $11,214   $ 3,958    $3,475
        State Income Taxes,
          Net of Federal Income Tax Effect         1,070       360       212
        Other, Net                                   319       (26)       73
                                                 -------   -------    ------
                                                 $12,603   $ 4,292    $3,760
                                                 =======   =======    ======

         The temporary differences that give rise to deferred tax assets and liabilities as of June 30, 1997 and 1996 are as follows:

                             ------------------
Deferred Tax Assets:           1997       1996
                             -------    -------
  Receivable Reserves        $   561    $   776
  Inventory Reserves             990        187
  Inventory Capitalization       706        552
  Other Operating Reserves       903      1,256
                             -------    -------
Total Deferred Tax Assets      3,160      2,771

Deferred  Tax Liabilities:
  Plant and Equipment         (1,230)    (1,324)
  Proceeds from Supply
  Agreement                     (957)        --
                             -------    -------
Total Deferred Tax
 Liabilities                  (2,187)    (1,324)
                             -------    -------
Net Deferred Tax Asset       $   973    $ 1,447
                             =======    =======

         Internal Revenue Service ("IRS")

         In December 1995, the Company received a "30-day" letter from the IRS disallowing approximately $750 in research and development tax credits, originating from the fiscal years ended June 30, 1987 through June 30, 1992, on the grounds that research and development tax credits taken in developing generic drugs for approval under the ANDA procedure are excluded from the definition of the term "qualified research" by the duplication exclusion contained in section 41(d)(4)(C) of the IRS codes, and other grounds. On May 12, 1997 the Company settled the claim with the IRS, without agreeing that the Company's activities do not qualify for credit, for approximately $822 including interest. A provision for an estimate of the settlement amount had been previously included in the Company's 1996 consolidated financial statements, and therefore the payment did not have a significant adverse effect on the Company's 1997 consolidated financial statements.


(8)      SHAREHOLDERS' EQUITY

         Preferred Stock

         The cumulative convertible preferred stock, Series A has voting rights equal to the number of shares of common stock of the Company into which each share may be converted (with a conversion basis of one share of common stock for each share of preferred stock). As of June 30, 1997, none have been issued.

         Employee Stock Option Plans

         The Company has stock option plans, which were approved by the shareholders and which authorize the granting of options to officers and certain key employees to purchase the Company's common stock at a price equal to the market price on the date of grant.

         During fiscal 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Stock Incentive Plan ("the 1993 Option Plan") in order to ensure, among other things, that the Company would continue to have an adequate number of shares of common stock available for grants of incentive and unqualified stock options.

         The Company's other option plan was approved by the shareholders in 1986 ("the 1986 Option Plan"). As of June 30, 1996, options will no longer be granted under this Plan.

         In December, 1996 the shareholders ratified an amendment to the 1993 Option Plan which increased the number of shares of Common stock which may be granted by 1,125,000 to a total of 2,812,500 (after giving effect to the May 1997 3-for-2 stock split).

         All options granted under the 1993 Option Plan and 1986 Option Plan through June 30, 1996 are exercisable between one and two years from the date of grant and expire ten years after the date of grant except in cases of death or termination of employment as defined in each Plan. Options issued during the fiscal year ended June 30, 1997 are exercisable between 1 and 3 years from the date of grant. Also, to date, no option has been granted under either the 1993 Option Plan or the 1986 Option Plan at a price below the current market price of the Company's common stock on the date of grant.

         A summary of the activity resulting from all plans, adjusted for the March 1996 and May 1997 3-for-2 stock splits, is as follows:

                                                               NO. OF SHARES         OPTION PRICE
                                                               -------------         ------------
Outstanding at 6/30/94                                             1,053,571           $1.94-9.00

Granted                                                              433,125           9.64-11.24

Canceled                                                             (21,390)           4.00-9.64

Exercised                                                            (40,500)           1.94-7.66
                                                                   ---------
Outstanding at 6/30/95                                             1,424,806           1.94-11.24

Granted                                                              573,741          10.52-10.64

Canceled                                                             (50,062)          2.83-10.52

Exercised                                                           (110,437)          2.44-10.83
                                                                   ---------
Outstanding at 6/30/96                                             1,838,048           1.94-11.24

Granted                                                              330,406          17.54-37.38

Canceled                                                              (1,125)               10.52

Exercised                                                           (181,938)          1.94-10.94
                                                                   ---------
Outstanding at 6/30/97                                             1,985,391           1.94-37.38
                                                                   =========
Exercised to date through 6/30/97                                    864,395

Expired under 1986 Plan                                               64,165

Available for Grant (4,162,500 authorized)                         1,248,549


Exercisable at 6/30/97                                             1,289,942         $1.94-$11.24


         Non-Employee Directors' Stock Option Plan

         During fiscal year 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). An aggregate of 337,500 shares of common stock were authorized to be granted under the Directors' Plan. In December, 1996 the shareholders ratified an amendment to the Directors' Plan which increased the number of shares of common stock which may be granted by 225,000 to a total of 562,500. This formula plan, among other things, enhances the Company's ability to attract and retain experienced directors. In December 1995, the number of shares which each non-employee director is optioned was increased from 6,750 to 11,250 shares on the grant date, except in the case of the first grant date (which was the date of the 1993 Annual Meeting) where each eligible director was optioned 27,000 shares.

         All options granted under the Directors' Plan have ten-year terms and are exercisable at an option exercise price equal to the market price of common stock on the date of grant. Each option is exercisable on the date of the first annual shareholders' meeting immediately following the date of grant of the option, provided there has been no interruption of the optionee's service on the Board before that date. The following is a summary of activity, adjusted for the March 1996 and May 1997 3-for-2 stock splits, for the three fiscal years ended June 30, 1997:

                                                 No. of
                                                 Shares               Option Price
                                                 ------               ------------
Outstanding at 6/30/94                           108,000                   $9.16

Granted                                           40,500                   11.38
                                                 -------
Outstanding at 6/30/95                           148,500              9.16-11.38

Granted                                           67,500                   10.33
                                                 -------
Outstanding at 6/30/96                           216,000              9.16-11.38

Granted                                           67,500                   17.25

Exercised                                        (40,000)                   9.16
                                                 -------
Outstanding at 6/30/97                           243,500              9.16-17.25
                                                 =======
Available for Grant
(562,500 authorized)                             279,000
                                                 -------
Exercisable at 6/30/97                           176,000             $9.16-11.38
                                                 -------

         Employee Stock Purchase Plan

         During fiscal 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Employee Stock Purchase Plan (the "Purchase Plan") to offer employees an inducement to acquire an ownership interest in the Company. After giving effect for the May, 1997 stock split the Purchase Plan permits eligible employees to purchase, through regular payroll deductions, an aggregate of 450,000 shares of common stock at approximately 85% of the fair market value of such shares. Under the Plan, purchases were 50,916, 59,977 and 51,202 for the years ended June 30, 1997, 1996 and 1995, respectively.


         The Company applies APB No. 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                         1997                  1996
                                                                                         ----                  ----
           Net income                               As reported                        $19,447                $7,016
                                                    Pro forma                          $18,120                $6,637

           Primary earnings per share               As reported                          $0.87                 $0.32
                                                    Pro forma                            $0.81                 $0.31

           Fully diluted earnings per share         As reported                          $0.85                 $0.32
                                                    Pro forma                            $0.79                 $0.30

         The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1996 and 1997, respectively: dividend yield of 0% in both years; expected volatility of 38.5% and 42.6%; weighted-average risk-free interest rates of 5.8% and 6.3%; and expected option life of 3 years for the 1993 Option Plan and 4 years for the Directors' Plan.

         The following table summarizes information about stock options outstanding at June 30, 1997:

           --------------------------------------------------------------------------------------------------------
                                             Options Outstanding                         Options Exercisable
                             ---------------------------------------------------   --------------------------------
              Range of          Number      Weighted Average        Weighted         Number          Weighted
           Exercise Prices   Outstanding       Remaining            Average        Exercisable       Average
                              at 6/30/97    Contractual Life     Exercise Price    at 6/30/97     Exercise Price
             $1.94-6.00         554,164        4.8 years             $4.16            470,915         $4.08
             7.55-11.38       1,276,821        7.2 years              9.77            995,027          9.56
             17.25-19.29        387,406        9.3 years             18.82                  -           -
             22.12-37.38         10,500        9.9 years             30.84                  -           -
                              ---------                                             ---------
                              2,228,891                                             1,465,942
                              =========                                             =========
           --------------------------------------------------------------------------------------------------------

(9)      SAVINGS AND RETIREMENT PLAN

         The Company has a savings and retirement plan (the "401(k) Plan") which is intended to qualify under Section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the 401(k) Plan in the first month following the month of hire. Prior to June 30, 1995, under the terms of the 401(k) Plan, participating employees could contribute up to a maximum of 15% of their earnings (9% of their earnings before taxes and up to 6% of after-tax earnings). Beginning July 1, 1995, participating employees may contribute up to a maximum of 12% of their earnings before or after taxes. The Company is required, pursuant to the terms of its union contract, to contribute to each union employee's account an amount equal to the 2% minimum contribution made by such employee. The Company may, at its discretion, contribute a percentage of the amount contributed by an employee to the 401(k) Plan up to a maximum of 10% of such employee's compensation. Participants are always fully vested with respect to their own salary and cash contributions and any profits arising therefrom. Participants become vested with respect to 20% of the Company's contributions to their accounts and any profits arising therefrom for each full year of employment with the Company and thus become fully vested after five full years of employment.

         The Company's contributions to the 401(k) Plan were $1,745, $1,488 and $1,173, for the years ended June 30, 1997, 1996, and 1995, respectively.


(10)     OTHER INCOME

         A summary of other income is as follows:

                                               Year Ended June 30,
                                               --------------------
                                               1997    1996    1995
                                               ----    ----    ----
        Net Gain (Loss) on Sale of Equipment   $203   $ (63)   $113
        Joint Venture Litigation (a)             --     694      --
        Other                                    25       6       5
                                               ----   -----    ----
        Other Income                           $228   $ 637    $118
                                               ====   =====    ====

         (a) In May 1996, the Company and an affiliated company reached an agreement with a former partner in a joint venture and received on June 10, 1996, $694 of a $1,000 deposit which was paid in escrow in furtherance of the possible joint venture. The Company had previously written off the $1,000 investment in the fourth quarter of fiscal 1992.

(11)     COMMITMENTS AND CONTINGENCIES

         The Company is party to various operating leases which relate to the rental of office and plant facilities and of equipment. The Company is satisfied with its ability to extend such leases, if necessary. Rent expense charged to operations was $1,314, $1,126 and $1,217 in 1997, 1996 and 1995, respectively. Future minimum rental payments, exclusive of taxes, insurance and other costs under noncancellable long-term operating lease commitments, are as follows:

                                                           Minimum
                       Year Ending                          Rental
                        June 30,                           Payments
                       -----------                         --------
                          1998                              $ 1,168
                          1999                                  806
                          2000                                  161
                          2001                                   49
                       Thereafter                                --

         Product Liability

         The Company maintains product liability insurance coverage in the amount of $20,000. No significant product liability suit has ever been filed against the Company, however, if one were filed and such a case were successful against the Company, it could have a material adverse effect upon the business and financial condition of the Company to the extent such judgment was not covered by insurance or exceeded the policy limits.


         Shareholder Action

         On November 16, 1994, the Company agreed to settle a 1992 shareholder action, filed against the Company and two former officers, which alleged the violation of certain SEC regulations. In December 1994, the Court approved the settlement.

         Management strongly believed that the case was without merit, but determined that it was in the Company's best interest to settle rather than participate in continued litigation. As of June 30, 1997, the total settlement, valued at approximately $1.5 million, was shared equally by the Company and its insurers. A provision for the Company's estimated share of the cost of the action had been previously included in the Company's 1994 consolidated financial statements.


         Other Litigation

         As of June 1997, the Company was involved with other lawsuits incidental to its business, including patent infringement actions. Management of the Company, based on the advice of legal counsel, believes that the ultimate disposition of such other lawsuits will not have any significant adverse effect on the Company's consolidated financial statements.

(12)     SUBSEQUENT EVENT

On August 13, 1997 Barr made a strategic investment in Warner Chilcott plc., a developer, marketer and distributor of specialty pharmaceutical products. In connection with Warner Chilcott's Initial Public Offering ("Offering"), the Company acquired 250,000 Ordinary Shares represented by 250,000 American Depository Shares ("ADSs") at a price equal to the initial public offering price less underwriting discounts and commissions. The initial investment totaled $4,069. In addition, the Company was granted warrants to purchase an additional 250,000 shares in the form of ADSs. Beginning on the first anniversary of the Offering and annually thereafter for the next three years, one-fourth of the warrant will be exercisable by Barr. If Barr does not exercise in full the portion of the warrant exercisable during any one year, such portion of the warrant will terminate. Finally, in connection with two product agreements signed with Warner Chilcott plc., the Company has the opportunity to receive an additional 425,000 shares upon receipt of certain product approvals by Barr.

(13)     QUARTERLY DATA (UNAUDITED)

         A summary of the quarterly results of operations is as follows:

                                               (in thousands of dollars, except per share amounts)
                                                            THREE-MONTH PERIOD ENDED
                                             -------------------------------------------------------
                                              SEPT. 30       DEC. 31         MAR. 31       JUNE 30
----------------------------------------------------------------------------------------------------
FISCAL YEAR 1997:
Total revenues(1)                            $   64,231     $   67,335     $   84,714     $   68,206
Cost of sales                                    53,476         57,685         50,959         55,076

Net earnings                                      1,767          2,228         14,925            527

Net earnings per common share
   and common equivalent share(2)            $     0.08     $     0.10     $     0.66     $     0.02
                                             ==========     ==========     ==========     ==========
Net earnings assuming full dilution(2)       $     0.08     $     0.10     $     0.66     $     0.02
                                             ==========     ==========     ==========     ==========
PRICE RANGE OF COMMON STOCK (3)
High                                         $    20.00     $    19.33     $    28.00     $    49.75
Low                                               14.75          16.83          16.42          24.38

FISCAL YEAR 1996:
Total revenues                               $   54,176     $   57,465     $   60,088     $   60,495
Cost of sales                                    43,459         46,541         49,405         49,989
Earnings before extraordinary loss on
   early extinguishment of debt                   2,201          1,989          1,269          1,682
Net earnings                                      2,201          1,989          1,144          1,682
Earnings before extraordinary loss on
   early extinguishment of debt per
   common share and common share
   equivalent(2)                                   0.10           0.09           0.06           0.07
Net earnings per common share and common
   equivalent share(2)                       $     0.10     $     0.09     $     0.05     $     0.07
                                             ==========     ==========     ==========     ==========
Net earnings assuming full dilution(2)       $     0.10     $     0.09     $     0.05     $     0.07
                                             ==========     ==========     ==========     ==========
PRICE RANGE OF COMMON STOCK(3)
High                                         $    10.94     $    13.67     $    18.33     $    20.83
Low                                                9.11           9.33          11.39          16.42

(1)Amounts include Proceeds from Supply Agreement of $24,550 and $2,500 for the quarters ended March 31, 1997 and June 30, 1997, respectively.
(2)The sum of the individual quarters may not equal the full year amounts due to the effects of the market prices in the application of the treasury stock method. During its two most recent fiscal years, the Company paid no cash dividend.
(3) The Company's common stock is listed and traded on the American Stock Exchange. At June 30, 1997, there were approximately 723 record shareholders of common stock. The Company believes that a significant number of beneficial owners hold their shares in street name.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Barr Laboratories, Inc.:

We have audited the accompanying consolidated balance sheets of Barr Laboratories, Inc. and subsidiaries (the "Company") as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barr Laboratories, Inc. and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
August 28, 1997

RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation and accuracy of the consolidated financial statements and other information included in this report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles using, where appropriate, management's best estimates and judgments.

In meeting its responsibility for the reliability of the financial statements, management has developed and relies on the Company's system of internal accounting control. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are properly recorded.

The Board of Directors reviews the financial statements and reporting practices of the Company through its Audit Committee, which is composed entirely of directors who are not officers or employees of the Company. The committee meets with the independent auditors and management to discuss audit scope and results and also to consider internal control and financial reporting matters. The independent auditors have direct unrestricted access to the Audit Committee. The entire Board of Directors reviews the Company's financial performance and financial plan.

/s/ Bruce L. Downey
Chairman of the Board, Chief Executive Officer and President

ITEM 6.
SELECTED FINANCIAL DATA
(in thousands of dollars, except per share amounts)


                                                                   Year Ended June 30,
STATEMENTS OF OPERATIONS                    1997           1996            1995            1994            1993
-------------------------------------------------------------------------------------------------------------------
Total revenues                           $284,486(9)     $232,224        $199,720        $109,133        $58,047
Earnings before income taxes,
   extraordinary loss and cumulative
   effect of accounting change             32,050          11,509          10,222           3,745         12,827(1)
Income tax expense                         12,603           4,368(7)        3,852(5)        1,461          5,040

Earnings before extraordinary loss
   and cumulative effect of
   accounting change                       19,447           7,141           6,370           2,284          7,787

Net earnings                               19,447           7,016(7)        6,225(5)        2,658(6)       7,787

Earnings before extraordinary loss
   and cumulative effect of
   accounting change per common and
   common equivalent share(8):               0.87            0.33            0.32            0.11           0.40

Earnings per common and common
   equivalent share(8)                       0.87            0.32(7)         0.31(5)         0.13(6)        0.40

Earnings per common share assuming
   full dilution(8)                          0.85            0.32(7)         0.31(5)         0.13(6)        0.40

BALANCE SHEET DATA                         1997            1996            1995            1994            1993
                                         --------         -------         -------         -------         ------
Working capital (2)                      $ 41,807        $ 52,985        $ 58,364        $ 53,227        $51,371
Total Assets                              203,802         169,220         155,953         125,907         94,283
Long-term Debt (2) (3)                     14,941          17,709          20,371          30,433         30,498
Shareholders' Equity (4)                  102,138          80,161          71,853          54,984         51,498

(1) Fiscal 1993 includes $21,690 of pre-tax income from lawsuit settlements.

(2) Includes effects of reclassification of $30,000 of debt to long-term debt in 1993.

(3) Excludes current installments (See Note 5 to Consolidated Financial Statements).

(4)      The Company has not paid a cash dividend in any of the above years.

(5) Fiscal 1995 includes the effect of a $145 ($0.01 per share) extraordinary loss (net of tax of $92) on early extinguishment of debt. (See Note 5 to the Consolidated Financial Statements).

(6) Includes the effect of a $374 ($0.02 per share) gain from the cumulative effect of an accounting change.

(7) Fiscal 1996 includes the effect of a $125 ($0.01 per share) extraordinary loss (net of tax of $76) on early extinguishment of debt. (See Note 5 to the Consolidated Financial Statements).

(8) Amounts have been adjusted for the March 1996 and May 1997 3-for-2 stock splits effected in the form of 50% stock dividends.

(9)      Includes $27,050 in Proceeds from supply agreement.