Form 10-K405, Exhibit 13
period 1998-06-30
BARR LABORATORIES INC
filed 1998-09-22
CIK 10081

                                                                      EXHIBIT 13

ITEM 7.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations
Fiscal 1998 to Fiscal 1997 (thousands of dollars)

                                          Year Ended
                                            June 30,
                                      1998            1997            Change
                                  ------------    ------------     ------------
REVENUES:
  Net product sales:
    Distributed................     $241,996        $195,734          $46,262
    Manufactured...............      104,642          61,702           42,940
                                  ------------    -------------     ------------
     Total net product sales...      346,638         257,436           89,202
    Proceeds from supply
     agreements................       30,666          27,050            3,616
                                  ------------    -------------     ------------
  Total revenues...............     $377,304        $284,486          $92,818


Total revenues increased approximately 33% to $377,304 from $284,486. The increase is the result of increased net product sales and proceeds from supply agreements.

Net product sales increased 35% to $346,638 from $257,436. The increase is attributable to an increase in both distributed products and manufactured products. The distributed product sales increase was fueled by increases in demand for Tamoxifen and sales of Minocycline, which the Company began distributing in October 1997. Manufactured sales growth was primarily attributable to sales of Warfarin Sodium, which was launched in July 1997.

Distributed sales increased 24% to $241,996 or 70% of net product sales from $195,734 or 76% of net product sales. The increase is primarily attributable to increased sales of Tamoxifen, the result of an expanding Tamoxifen market as well as an increased market share for Barr's Tamoxifen. Increased demand for the 20mg strength of Tamoxifen, which the Company began distributing in December 1996, and sales of Minocycline, which the Company began distributing in October 1997, also contributed to the increase. Tamoxifen is a patent protected product manufactured for the Company by the Innovator, and is distributed by the Company under a non-exclusive license agreement with the Innovator. Currently, Tamoxifen only competes against the Innovator's products, which are sold under the brand name.

Sales of manufactured products increased 70%, primarily attributable to sales of Warfarin Sodium, which the Company launched in July 1997. Manufactured sales include revenues from eight new products in fiscal 1998 compared to four new products in fiscal 1997. These products represented approximately 42% and 11% of total manufactured sales in fiscal 1998 and 1997, respectively. Revenues from these products more than offset price declines and higher discounts on certain existing products. Warfarin Sodium accounted for approximately 11% of the Company's net product sales in fiscal 1998. No other manufactured product accounted for 10% or more of net product sales.

Proceeds from supply agreements increased 13% to $30,666 primarily as a result of $4,500 received under a separate contingent supply agreement related to the Ciprofloxacin patent challenge (See Note 2 to the Consolidated Financial Statements).

Cost of sales increased to $266,002 from $217,196 primarily related to an increase in net product sales. As a percentage of net product sales, cost of sales declined from 84% to 77%. This percentage decline was attributable to a more favorable mix of manufactured products to distributed products. This improved mix was attributable to the launch of new manufactured products, primarily, Warfarin Sodium, which have higher margins than distributed products and other existing products.

As the product line matures and competition from other manufacturers intensifies, selling prices and the related margins on those products typically decline. The Company's future operating results are dependent on several factors including its ability to introduce new products to its product line, customer purchasing practices and changes in the amount of competition affecting the Company's products. In addition, the ability to receive sufficient quantities of raw materials to maintain its production is critical. While the Company has not experienced any interruption in sales due to lack of raw materials, the Company is continually identifying alternate raw material suppliers for many of its key products in the event that raw material shortages were to occur.

Selling, general and administrative expenses increased to $38,990 from $23,391. The largest components of the increase related to legal and government affairs activities as well as higher expenses in promotions, advertising and clinical trial costs associated with the launching of Warfarin Sodium. The increased legal fees resulted primarily from lower reimbursements received from patent challenge partners; the prior year reflected approximately $4,600 in reimbursement of legal fees. Government affairs expenses were higher in the current year due to the Company's activities directed at countering DuPont Pharmaceutical Company's continuing anti-competitive efforts to restrict substitution of Warfarin Sodium.

Research and development expenses increased to $18,955 from $13,536. The increase is the result of increased personnel costs to support the number of products in development; higher raw material and outside clinical study costs including costs associated with the Company's proprietary drug program which was not in place in the prior year; and a strategic investment of more than $600, which was allocated to in-process research and development, for six Abbreviated New Drug Applications and related technologies.

Interest income decreased by $222 in comparison to the prior year. The decrease is due to the decrease in the average cash and cash equivalents balance as well as a slight decrease in the market rates of the Company's short-term investments. The Company expects its interest income to increase in fiscal 1999 due to higher average cash and cash equivalents balances.

Interest expense decreased $81 due to an increase in capitalized interest associated with the facility expansion projects during the fiscal year. The increase in capitalized interest was partially offset by higher fees paid on the unsecured Tamoxifen balance (See Note 1 to the Consolidated Financial Statements). The Company expects its interest expense to increase in fiscal 1999 due to a lower portion of the expense being capitalized and an increase in the unsecured Tamoxifen balance associated with increased Tamoxifen purchases.

In fiscal 1998, the Company incurred an extraordinary loss of $790 on the early extinguishment of debt (See Note 6 to the Consolidated Financial Statements).

Results of Operations
Fiscal 1997 to Fiscal 1996 (thousands of dollars)

                                          Year Ended
                                            June 30,
                                      1997            1996            Change
                                  ------------    ------------     ------------
REVENUES:
  Net product sales:
    Distributed................     $195,734        $171,401          $24,333
    Manufactured...............       61,702          60,823              879
                                  ------------    -------------     ------------
     Total net product sales...      257,436         232,224           25,212
    Proceeds from supply
     agreement ................       27,050              --           27,050
                                  ------------    -------------     ------------
  Total revenues...............     $284,486        $232,224          $52,262

Total revenues increased approximately 23% to $284,486 from $232,224. The increase was equally attributable to increasing net product sales and earnings from the contingent non-exclusive Supply Agreement that resulted from the successful settlement of the Ciprofloxacin patent challenge in January 1997 (See
Note 2 to the Consolidated Financial Statements).

Net product sales increased 11% to $257,436 from $232,224. The increase is primarily attributable to a continued increase in demand for Tamoxifen as well as increased sales for the balance of the Company's product line.

Net Tamoxifen sales increased 14% to $195,734 or 76% of net product sales from $171,401 or 74% of net product sales. The growth is primarily attributable to increases in the Company's market share and price.

Net sales of manufactured products increased approximately 2%. Manufactured net sales include revenues from four new products in fiscal 1997 compared to two new products in fiscal 1996. These products represented 11% and 4% of total manufactured sales in 1997 and 1996, respectively. Revenues from these products and volume increases on the Company's existing product line offset price declines and higher discounts on certain existing products.

Cost of sales increased to $217,196 or 84% of net product sales from $189,394 or 82%. The increase in cost of sales as a percentage of net product sales is primarily the result of two factors. First, an increase in Tamoxifen's share of total Company revenues, and second, an increase in sales discounts and allowances due to increased competition. The increase in Tamoxifen's portion of net product sales negatively impacts margins because the profit margin the Company earns as a distributor is generally below the margin it earns as a manufacturer. Increased sales discounts and allowances reduce the Company's net selling price and margins, but are offered by the Company to maintain market share in light of increased competition.

New products such as Megestrol Acetate and Danazol, which were introduced in November 1995 and August 1996, respectively, as well as Medroxyprogesterone and Meperidine which were introduced in the quarter ended December 31, 1996, are currently subject to less competition and therefore generate margins which help to offset the declining margins on the Company's established products.

Selling, general and administrative expenses increased to $23,391 from $21,695, yet decreased as a percentage of net product sales from 9.3% to 9.1%. This percentage decrease was expected due to increased net product sales. The majority of the dollar increase is attributable to increases in expenses in preparation for the July launch of Warfarin Sodium and government affairs expenses, offset by approximately $4,600 of reimbursed legal fees, primarily related to the Ciprofloxacin patent challenge.

Research and development expenses increased to $13,536 from $11,274. The increase is primarily the result of increased salaries and related costs associated with the addition of scientists and higher outside consulting costs necessary to support the number of products in development. These increases were partially offset by a decrease in outside testing services.

Interest income decreased by $380 in comparison to the prior year. The decrease is primarily the result of $485 in interest income included in the prior year's amount in connection with interest earned on an income tax refund from the Internal Revenue Service. The decrease was partially offset by an increased return earned by the Company on its investments in the current fiscal year.

Interest expense decreased $828 due to an increase in capitalized interest associated with an increase in capital improvements as compared to the prior year. The increase in capitalized interest was partially offset by interest on the Company's equipment financing agreement entered in April 1996 and the fee paid on the unsecured Tamoxifen balance.

Liquidity and Capital Resources

The Company's cash and cash equivalents balance increased to $72,956 at June 30, 1998 from $31,923 at June 30, 1997. In connection with an Alternative Collateral Agreement between the Company and the Innovator of Tamoxifen (see Note 1 to the Consolidated Financial Statements), the Company has continued to increase the cash held in its interest bearing cash collateral account from $11,239 at June 30, 1997 to $59,321 at June 30, 1998.

Cash provided by operating activities was $33,002 for the year ended June 30, 1998, as net earnings of $32,720 and higher depreciation offset increases in working capital. The working capital increase was led by increases in inventory and accounts receivable which were partially offset by increases in accounts payable. The increase in accounts receivable was attributable to increased sales and an increase in the receivable related to the proceeds from supply agreement. The inventory increase was primarily the result of higher manufactured product and Tamoxifen inventory to support increased sales. Accounts payable increased as a result of higher Tamoxifen inventory levels.

In fiscal 1999, the Company anticipates increased working capital needs to support an expected increase in sales of existing manufactured products and Tamoxifen.

During fiscal 1998, the Company invested $20,431 in capital assets, primarily in connection with the expansion of its manufacturing capacity in the Virginia and New York facilities. This represents a decline from fiscal 1997 levels, as expected, as the Company's Virginia facility came on-line. In fiscal 1999, the Company estimates that it will invest an additional $17,000 in construction, equipment and technology related items for its New York, New Jersey and Virginia facilities. In addition, the Company had net purchases of marketable securities of $11,360 that includes a strategic investment of $4,069 in Warner Chilcott plc. Barr has the opportunity to increase its investment in Warner Chilcott plc., through the exercise of warrants, which represents a potential use of cash of $1,000 per year over the next three years (See Note 5 to the Consolidated Financial Statements).

In November 1997, the Company refinanced its $14,400, 10.15% Senior Secured Notes due June 28, 2001 with $30,000 of Senior Unsecured Notes with an average interest rate of 6.88% per year. Annual principal payments under the Notes total $1,429 through November 2002, $5,429 in 2003 and 2004 and $4,000 in 2005 through
2007 (See Note 6 to the Consolidated Financial Statements). Principal payments on all outstanding long-term debt will be $1,967 in fiscal 1999. In addition, the Company replaced its $10,000 Secured Revolving Credit facility with a $20,000 Unsecured Revolving Credit facility. The Company currently maintains a zero balance on the Revolver (at June 30, 1998, the outstanding balance was $2,500).

In March 1998, the Company and its largest shareholder completed a combined primary/secondary stock offering of 3,910,000 common shares. The Company sold 430,000 shares in this offering that provided funds of $14,521. The funds have been used for general corporate purposes including expansion of working capital and may be used for potential acquisitions of companies and/or selected products that are complementary to the existing business.

The Company also continues to evaluate other growth opportunities including additional strategic investments, acquisitions and joint ventures, which could require significant capital resources.

The Company believes that cash flows from operations and existing borrowing capacity under its Revolving Credit facility will be adequate to meet its operational needs and to take advantage of strategic opportunities as they occur. To the extent that additional capital resources are required, management believes such capital may be raised by additional bank borrowings, equity offerings or other means.

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

Year 2000

During 1998, the Company established a project team to assess the impact of the Year 2000 issue on the Company's operations. The project team has developed a multi-phase approach to assessing and resolving any Year 2000 issues. These phases include:

         1.       Company-wide awareness of Year 2000 implications;

         2. Assessment of the Company's information technology ("IT") and non-IT systems, as well as, evaluation of third parties with which the Company has a material relationship;

         3. Implementation of compliant IT and non-IT systems including contingency plans related to third parties which the Company has a material relationship;

         4.       Testing/Validation of new and/or updated systems.

The Company's Year 2000 readiness program has identified several third parties with which it has a material relationship. These third parties include certain raw material suppliers, software providers and customers. The Company's Year 2000 project includes identifying these third parties and determining, based on obtaining written verification, reviewing publicly available financial statement disclosures and other means, that such third parties are either in compliance or expect to be in compliance prior to January 1, 2000. However, there can be no guarantee that the systems of these or other companies on which the Company relies will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems and operations.

All costs associated with the Year 2000 project to date have been expensed as incurred. The Company will incur costs that include internal resources, external consulting, software and certain equipment upgrades. All of the Company's critical IT systems are Year 2000 compliant, including the financial, manufacturing and laboratory information systems which were recently implemented. The cost of the new hardware and software for the recent implementations is not included in the Year 2000 costs, as the Company had already planned to replace these systems and did not accelerate the replacement due to Year 2000 issues. The Company is currently in the process of evaluating the non-IT systems for compliance and will make modifications to these systems as necessary. To date the Company has spent less than $100 in remediation efforts and believes that the cost to gain company-wide compliance will not be material.

To date the Company has not completed a formal contingency plan for non-compliance, but continues to develop such plans based on the information obtained from the third parties with which it has a material relationship and the completion of the evaluation of its IT and non-IT systems.

The foregoing discussion regarding the Year 2000 project's timing, effectiveness, implementation, and cost, contains forward-looking statements, which are based on management's best estimates, derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those contemplated estimates. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties and remediation success of the Company's customers and suppliers.

New Accounting Pronouncement

In June 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." Both standards for the Company are effective in fiscal 1999. SFAS No. 130 will require the Company to add the reporting of comprehensive income to its financial statements. The Company is currently evaluating the impact of SFAS No. 131 on its segment disclosures.

Forward Looking Statements

Except for the historical information contained herein, this Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve a number of risks and uncertainties including the timing and outcome of legal proceedings, fluctuations in operating results, capital spending and other risks detailed from time-to-time in the Company's filings with the Commission.

BARR LABORATORIES, INC.
CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                                                     JUNE 30,         JUNE 30,
                                                                                                      1998              1997
                                                                                                    ---------         ---------
                                     ASSETS
Current assets:
   Cash and cash equivalents                                                                        $  72,956         $  31,923
   Marketable securities                                                                                7,320              --
   Accounts receivable (including receivables from related parties of $1,015 in 1998
     and $1,358 in 1997) less allowances of $2,738 and $1,620 in 1998 and 1997, respectively           46,760            32,732
   Supply agreement receivable                                                                         14,667             2,500
   Inventories                                                                                         74,377            56,216
   Deferred income taxes                                                                                 --               2,203
   Prepaid expenses                                                                                       806               568
                                                                                                    ---------         ---------
     Total current assets                                                                             216,886           126,142

Property, plant and equipment, net                                                                     90,649            75,928
Other assets                                                                                            3,316               775
                                                                                                    ---------         ---------

     Total assets                                                                                   $ 310,851         $ 202,845
                                                                                                    =========         =========

                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable (including payables to a related party of $656 in 1998)                         $ 103,321         $  72,685
   Accrued liabilities                                                                                  9,460             5,117
   Deferred income taxes                                                                                1,000              --
   Current portion of long-term debt                                                                    4,467             4,139
   Income taxes payable                                                                                 3,357             2,394
                                                                                                    ---------         ---------
     Total current liabilities                                                                        121,605            84,335

Long-term debt                                                                                         32,174            14,941
Other liabilities                                                                                         162               201
Deferred income taxes                                                                                     981             1,230

Commitments & Contingencies

Shareholders' equity
   Preferred stock, $1 par value per share; authorized 2,000,000 shares; none issued
   Common stock $.01 par value per share; authorized 100,000,000;
     issued 22,424,645 and 21,446,053, respectively                                                       224               214
   Additional paid-in capital                                                                          68,064            46,061
   Retained earnings                                                                                   88,596            55,876
   Unrealized loss on investments                                                                        (942)             --
                                                                                                    ---------         ---------
                                                                                                      155,942           102,151
   Treasury stock at cost: 117,955 shares                                                                 (13)              (13)
                                                                                                    ---------         ---------
     Total shareholders' equity                                                                       155,929           102,138
                                                                                                    ---------         ---------

     Total liabilities and shareholders' equity                                                     $ 310,851         $ 202,845
                                                                                                    =========         =========




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                             1998               1997             1996
                                                                           ---------         ---------         ---------
Revenues:
   Net product sales (including sales
    to related parties of $7,537, $4,971, and
    $4,296 in 1998, 1997 and 1996, respectively)                           $ 346,638         $ 257,436         $ 232,224
   Proceeds from supply agreements                                            30,666            27,050              --
                                                                           ---------         ---------         ---------
Total revenues                                                               377,304           284,486           232,224

Costs and expenses:
  Cost of sales                                                              266,002           217,196           189,394
  Selling, general and administrative                                         38,990            23,391            21,695
  Research and development                                                    18,955            13,536            11,274
                                                                           ---------         ---------         ---------

Earnings from operations                                                      53,357            30,363             9,861

Interest income                                                                2,176             2,398             2,778
Interest expense                                                                (858)             (939)           (1,767)
Other (expense) income                                                           (17)              228               637
                                                                           ---------         ---------         ---------

Earnings before income taxes and extraordinary loss                           54,658            32,050            11,509

Income tax expense                                                            21,148            12,603             4,368
                                                                           ---------         ---------         ---------

Earnings before extraordinary loss                                            33,510            19,447             7,141

Extraordinary loss on early extinguishment of debt, net of taxes                (790)             --                (125)
                                                                           ---------         ---------         ---------

Net earnings                                                               $  32,720         $  19,447         $   7,016
                                                                           =========         =========         =========

               EARNINGS PER COMMON SHARE:

Earnings before extraordinary loss                                         $    1.54         $    0.92         $    0.34
Net earnings                                                               $    1.50         $    0.92         $    0.33
                                                                           =========         =========         =========

       EARNINGS PER COMMON SHARE-ASSUMING DILUTION:

Earnings before extraordinary loss                                         $    1.45         $    0.87         $    0.33
Net earnings                                                               $    1.41         $    0.87         $    0.32
                                                                           =========         =========         =========

Weighted average shares                                                       21,811            21,133            20,968
                                                                           =========         =========         =========

Weighted average shares-assuming dilution                                     23,190            22,430            21,757
                                                                           =========         =========         =========




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR  LABORATORIES,  INC.
CONSOLIDATED STATEMENTS  OF SHAREHOLDERS'  EQUITY
FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996
(THOUSANDS OF DOLLARS,  EXCEPT SHARE AMOUNTS)


                                          Common Stock                Additional                        Unrealized loss
                                  ----------------------------         paid-in         Retained          on marketable
                                     Shares            Amount          capital         Earnings           securities
                                  --------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1995              9,334,852      $        93      $    42,230      $    29,543      $      --
Net earnings                                                                               7,016
Issuance of common stock
 for exercised stock options
 and employees' stock
 purchase plans                        80,757                1            1,310
Stock split (3-for-2)               4,700,055               47              (14)             (52)
                                  --------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1996             14,115,664              141           43,526           36,507             --
Net earnings                                                                              19,447
Issuance of common stock
 for exercised stock options
 and employees' stock
 purchase plans                       220,526                2            2,549             --
Stock split (3-for-2)               7,109,863               71              (14)             (78)
                                  --------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1997             21,446,053              214           46,061           55,876             --
Net earnings                                                                              32,720
Issuance of common
 stock for stock offering             430,000                4           14,517
Stock issuance costs                                                       (353)
Issuance of common stock
 for exercised stock options
 and employees' stock
 purchase plans                       548,592                6            7,839
Unrealized loss on marketable
 securities                                                                                                  (942)

                                  --------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998             22,424,645      $       224      $    68,064      $    88,596      $      (942)
                                  --------------------------------------------------------------------------------------


                                          Common stock
                                           in treasury                Total
                                      ----------------------       Shareholders'
                                       Shares        Amount           Equity
-----------------------------------------------------------------------------

BALANCE, JUNE 30, 1995                52,425     $       (13)     $    71,853
Net earnings                                                            7,016
Issuance of common stock
 for exercised stock options
 and employees' stock
 purchase plans                                                         1,311
Stock split (3-for-2)                 26,212              --              (19)
-----------------------------------------------------------------------------

BALANCE, JUNE 30, 1996                78,637             (13)          80,161
Net earnings                                                           19,447
Issuance of common stock
 for exercised stock options
 and employees' stock
 purchase plans                                                         2,551
Stock split (3-for-2)                 39,318              --              (21)
-----------------------------------------------------------------------------

BALANCE, JUNE 30, 1997               117,955             (13)         102,138
Net earnings                                                           32,720
Issuance of common
 stock for stock offering                                              14,521
Stock issuance costs                                                     (353)
Issuance of common stock
 for exercised stock options
 and employees' stock
 purchase plans                                                         7,845
Unrealized loss on marketable
securities                                                               (942)
-----------------------------------------------------------------------------

BALANCE, JUNE 30, 1998               117,955     $       (13)     $   155,929
-----------------------------------------------------------------------------



        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR  LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996
(THOUSANDS OF DOLLARS, EXCEPT SHARE INFORMATION)

                                                                                     1998             1997             1996
                                                                                   --------         --------         --------

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net earnings                                                                       $ 32,720         $ 19,447         $  7,016
Adjustments to reconcile net earnings to  net  cash  provided  by operating activities:
  Depreciation and amortization                                                       5,521            4,989            4,920
  Deferred income tax expense                                                         3,585              474              777
  Write-off of deferred financing fees associated  with  early
   extinguishment of debt                                                               195             --                 31
  Loss  (gain) on disposal of property, plant and equipment                              63             (203)              63
  Gain on sale of marketable securities                                                  (2)            --               --

Changes in assets and liabilities:
 (Increase) decrease in:
  Accounts receivable and supply agreement receivable, net                          (26,195)          (3,167)          (4,758)
  Inventories                                                                       (18,161)         (13,820)          (6,506)
  Prepaid expenses                                                                     (238)              80               30
  Other assets                                                                         (389)            (194)            (107)
 Increase (decrease) in:
  Accounts payable, accrued liabilities and other                                    34,940           12,896            4,047
  Income taxes payable                                                                  963            1,290             (145)
                                                                                   --------         --------         --------
Net cash provided by operating activities                                            33,002           21,792            5,368
                                                                                   --------         --------         --------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Purchases of property, plant and equipment                                          (20,431)         (35,087)         (16,048)
Proceeds from sale of property, plant and equipment                                     248              239              184
Purchases of marketable securities                                                  (11,960)            --               --
Proceeds from sale of marketable securities                                             600             --               --

                                                                                   --------         --------         --------
 Net cash used in investing activities                                              (31,543)         (34,848)         (15,864)
                                                                                   --------         --------         --------


CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Principal payments on long-term debt                                                (14,939)          (4,081)          (2,043)
Proceeds from loans                                                                  30,000            1,637            3,153
Proceeds from revolving line of credit                                               16,800             --               --
Payments on revolving line of credit                                                (14,300)            --               --
Stock issuance costs                                                                   (353)            --               --
Proceeds from stock offering                                                         14,521             --               --
Fees associated with stock split                                                       --                (21)             (19)
Proceeds from exercise of stock options and employee stock purchases                  7,845            2,551            1,311

                                                                                   --------         --------         --------
 Net cash provided by financing activities                                           39,574               86            2,402
                                                                                   --------         --------         --------
 Increase (decrease) in cash and cash equivalents                                    41,033          (12,970)          (8,094)
Cash and cash equivalents, beginning of year                                         31,923           44,893           52,987

                                                                                   --------         --------         --------
Cash and cash equivalents, end of year                                             $ 72,956         $ 31,923         $ 44,893
                                                                                   ========         ========         ========

Supplemental cash flow data-Cash paid during the year:
 Interest, net of portion capitalized                                              $    855         $    930         $  1,727
 Income taxes                                                                        13,254           10,830            3,930


        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                             BARR LABORATORIES, INC.

                 Notes to the Consolidated Financial Statements
               (in thousands of dollars, except per share amounts)

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Principles of Consolidation and Other Matters

                  The consolidated financial statements include the accounts of Barr Laboratories, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                  Sherman Delaware, Inc. owned 44.2% of the common stock of the Company at June 30, 1998. Dr. Bernard C. Sherman is a principal stockholder of Sherman Delaware, Inc. and a Director of Barr Laboratories, Inc.

         (b)      Credit and Market Risk

                  The Company operates in one industry segment; it manufactures, markets and distributes a wide range of generic pharmaceutical products. The Company also distributes a patented breast cancer agent, Tamoxifen Citrate, under an agreement with the Innovator. The Company's manufacturing plants are located in New Jersey, New York and Virginia and its products are sold throughout the United States and Puerto Rico, primarily to wholesale and retail distributors. In addition, the Company manufactures and sells certain products to other companies that resell these pharmaceuticals under their own (private) label. In fiscal 1998, 1997 and 1996, McKesson Drug Company accounted for approximately 12%, 13% and 10% of net product sales, respectively. No other customer accounted for greater than 10% of sales in any of the last three fiscal years. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

         (c)      Cash and Cash Equivalents

                  Cash equivalents consist of short-term, highly liquid investments (primarily market auction securities with interest rates that are re-set in intervals of 7 to 49 days) which are readily convertible into cash at par value (cost). As of June 30, 1998 and 1997, $59,321 and $11,239, respectively, of the
                  Company's cash was held in an interest bearing escrow account. Such amounts represent the portion of the Company's payable balance with the Innovator of Tamoxifen, which the Company has decided to secure in connection with its cash management policy.

                  In December 1995, the Company and the Innovator of Tamoxifen entered into an Alternative Collateral Agreement ("Collateral Agreement") which suspends certain sections of the Supply and Distribution Agreement ("Distribution Agreement") entered into by both parties in March 1993. Under the Collateral Agreement, extensions of credit to the Company are no longer required to be secured by a letter of credit or cash collateral. However, the Company may at its discretion maintain a balance in the escrow account based on its short-term cash requirements. All remaining terms of the Distribution Agreement remain in place. In return for the elimination of the cash collateral requirement and in lieu of issuing letters of credit, the Company has agreed to pay the Innovator monthly interest based on the average unsecured monthly Tamoxifen payable balance, as defined in the Collateral Agreement, and maintain compliance with certain financial covenants. The Company was in compliance with such covenants at June 30, 1998.

         (d)      Inventories

                  Inventories are stated at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

         (e)      Property, Plant and Equipment

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

         (f)      Research and Development

                  Research and development costs, which consist principally of product development costs, are charged to operations as incurred.

         (g)      Earnings Per Share

                  On April 11, 1997, the Company's Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend. Approximately 7.1 million additional shares of common stock were distributed on May 7, 1997 to shareholder's of record as of April 24, 1997. On February 21, 1996, the Company's Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend. Approximately
                  4.7 million additional shares of common stock were distributed on March 25, 1996 to shareholder's of record as of March 4, 1996. All prior year share and per share amounts have been adjusted for the stock splits.

                  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") and became effective for both interim and annual periods ending after December 15, 1997. All prior period EPS data has been restated to conform with the provisions of SFAS No. 128. The following is a reconciliation of the numerators and denominators used to calculate Earnings per common share before extraordinary loss on the Consolidated Statements of Operations:


                                                                  1998           1997           1996
                                                                  ----           ----           ----

Earnings per common share:
Earnings before extraordinary loss (numerator)                   $33,510        $19,447        $ 7,141

Weighted average shares (denominator)                             21,811         21,133         20,968

Earnings before extraordinary loss                               $  1.54        $  0.92        $  0.34
                                                                 =======        =======        =======


Earnings per common share - assuming dilution:
Earnings before extraordinary loss (numerator)                   $33,510        $19,447        $ 7,141

Weighted average shares                                           21,811         21,133         20,968
Effect of dilutive options                                         1,379          1,297            789
                                                                 -------        -------        -------

Weighted averages shares - assuming dilution (denominator)        23,190         22,430         21,757

Earnings before extraordinary loss                               $  1.45        $  0.87        $  0.33
                                                                 =======        =======        =======

(share amounts in thousands)

         (h)      Deferred Financing Fees

                  All costs associated with the issuance of debt are being amortized on a straight-line basis over the life of the related debt, which matures in 2002, 2004 and 2007. The unamortized amounts of $398 and $492 at June 30, 1998 and 1997, respectively, are included in Other Assets in the Consolidated Balance Sheets.

                  In connection with the November 1997 early extinguishment of the remaining $14,400 of the 10.15% Senior Secured Notes, the Company wrote off $195 in deferred financing fees in the year ended June 30, 1998 (See Note 6 to the Consolidated Financial Statements).

         (i)      Fair Value of Financial Instruments

                  Cash, Accounts Receivable and Accounts Payable - The carrying amounts of these items are a reasonable estimate of their fair value.

                  Marketable Securities - Marketable securities are recorded at their fair value (See Note 5 to the Consolidated Financial Statements).

                  Long-Term Debt - The fair value at June 30, 1998 and 1997 is estimated at $34 million and $20 million, respectively. Estimates were determined by discounting the future cash flows using rates currently available to the Company.

                  The fair value estimates presented herein are based on pertinent information available to management as of June 30, 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

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

         (l)      Stock-Based Compensation

                  Effective January 1, 1996, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123 requires the Company to either record compensation expense or provide additional disclosures with respect to stock awards and stock option grants made after December 31, 1994. These Notes to the Consolidated Financial Statements include the disclosures required by SFAS No. 123 (See Note 9). No compensation expense is recognized pursuant to the Company's stock option plans under SFAS No. 123 which is consistent with prior treatment under Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees."

(2)      PROCEEDS FROM SUPPLY AGREEMENTS

         In January 1997, Bayer AG and Bayer Corporation ("Bayer") and the Company reached an agreement to settle the then pending litigation regarding Bayer's patent protecting Ciprofloxacin hydrochloride ("Settlement Agreement"). In connection with the Settlement Agreement, the Company acknowledged the validity and enforceability of Bayer's world-wide Ciprofloxacin patent, received an initial cash payment of $24,550, and signed a contingent, non-exclusive Supply Agreement ("Supply Agreement") which ends at patent expiry in December 2003. For the year ended June 30, 1997 the Company recognized revenue of $27,050 from this Supply Agreement including the initial cash payment of $24,550.

         In accordance with the Supply Agreement, the Company recognizes income and a related receivable on a monthly basis, as certain contingencies are met. Collection of certain of these receivables occurs quarterly. The Company recognized revenue of $26,166 for the year ended June 30, 1998. The Company received payments of $7,500 and $6,500 in March and June 1998, respectively, for amounts earned for June through November 1997.

         Also included in Proceeds from supply agreements is $4,500 received under a separate contingent supply agreement with an unrelated party relating to the Ciprofloxacin patent challenge.

(3)      INVENTORIES

         A summary of inventories is as follows:

                                         June 30,
                                    -------------------
                                    1998           1997
                                    ----           ----
Raw Materials and Supplies        $17,459        $21,403
Work-in-Process                     4,132          3,340
Finished Goods                     52,786         31,473
                                  -------        -------
                                  $74,377        $56,216
                                  =======        =======


         Tamoxifen Citrate, purchased as a finished product, accounted for $40,777 and $23,155 of finished goods inventory at June 30, 1998 and 1997, respectively.

(4)      PROPERTY, PLANT AND EQUIPMENT

         A summary of property, plant and equipment is as follows:

                                                         June 30,
                                                   -------------------
                                                   1998           1997
                                                   ----           ----
Land                                           $  3,257        $  2,338

Buildings and Improvements                       48,950          23,653
Machinery and Equipment                          56,550          40,209
Leasehold Improvements                            1,858           1,841
Automobiles and Trucks                               68              68
Construction in Progress                         18,380          41,686
                                               --------        --------
                                                129,063         109,795
Less: Accumulated
 Depreciation & Amortization                     38,414          33,867
                                               --------        --------
                                               $ 90,649        $ 75,928
                                               ========        ========


         For the years ended June 30, 1998, 1997 and 1996, $2,047, $1,801 and
         $526 of interest was capitalized, respectively.

(5)      MARKETABLE SECURITIES & OTHER ASSETS

         The Company accounts for investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments are classified as "available for sale" and, accordingly, are recorded at current market value with offsetting adjustments to shareholders' equity, net of income taxes.

         Marketable securities include investments in a short duration portfolio of corporate and government debt. The debt securities will be held for less than one year and are therefore, recorded as a Current Asset in the Consolidated Balance Sheets.

         On August 13, 1997 Barr made a strategic investment in Warner Chilcott plc. ("Warner Chilcott"), a developer, marketer, and distributor of specialty pharmaceutical products. In connection with Warner Chilcott's Initial Public Offering ("Offering"), the Company acquired 250,000 Ordinary Shares represented by 250,000 American Depository Shares ("ADSs") at a price equal to the initial public offering price less underwriting discounts and commissions. The initial investment totaled $4,069. In addition, the Company was granted warrants to purchase an additional 250,000 shares in the form of ADSs. Beginning on the first anniversary of the Offering and annually thereafter for the next three years, one-fourth of the warrants will be exercisable by Barr. If Barr does not exercise in full the portion of the warrant exercisable during any one year, such portion of the warrant will terminate. The Company elected not to exercise the first portion of the warrants, and as a result, such portion of the warrants terminated on August 13, 1998. Finally, in connection with two product agreements tentatively agreed to with Warner Chilcott, the Company has the opportunity to receive an additional 425,000 shares upon receipt of certain product approvals by Barr. The equity investment in Warner Chilcott is recorded in Other Assets in the Consolidated Balance Sheets.

         The amortized cost and estimated market values of the securities at June 30, 1998 are as follows:

                                                 Gross           Gross
                                  Amortized    Unrealized      Unrealized       Market
                                    Cost         Gains          Losses          Value
                                    ----         -----          ------          -----
Debt securities:
 U.S. Government Securities       $ 4,930        $    35        $     6        $ 4,959
 Corporate Bonds                    2,363           --                2          2,361
                                  -------        -------        -------        -------
Total debt securities               7,293             35              8          7,320
Equity securities                   4,069           --            1,600          2,469
                                  -------        -------        -------        -------
Total securities                  $11,362        $    35        $ 1,608        $ 9,789
                                  =======        =======        =======        =======


         Proceeds of $600, which include a gain of $2, were received on the sales of marketable securities in 1998. The cost of investments sold is determined by the specific identification method.

(6)      LONG-TERM DEBT

         A summary of long-term debt is as follows:

                                                        June 30,
                                                   -------------------

                                                   1998           1997
                                                   ----           ----
New Jersey Economic Development
  Authority Bond (a)                            $   285        $   328
10.15% Senior Secured Notes Due
  June 28, 2001(b)                                   --         14,400
Senior Unsecured Notes (b)                       30,000             --
Equipment Financing (c)                           3,856          4,352
Unsecured Revolving Credit Facility (d)           2,500             --
                                                 ------        --------
                                                 36,641         19,080
Less:  Current Installments of Long-Term
  Debt                                            4,467          4,139
                                                -------        -------
Total Long-Term Debt                            $32,174        $14,941
                                                =======        =======

         (a) The New Jersey Economic Development Authority Bond is payable to a bank. Such loan is secured by a first mortgage on land, building and improvements on the facility located at 265 Livingston Street. Interest is charged at 75% of the bank's prime rate. The prime rate was 8.5% at June 30, 1998 and 1997. Monthly installments are $3.6 plus interest, through December 1999. Upon maturity in January 2000, there will be a final installment equal to the then remaining principal balance of $220.

         (b) In June 1991, the Company entered into a note purchase agreement and issued $20,000 of Senior Secured Notes bearing interest at a rate of 10.15%, payable semiannually. In March 1996, the Company negotiated the prepayment of $2,000 of these Notes. The cash payment of $2,213 included a prepayment penalty of $169 and accrued interest through March 15, 1996 of $44. The prepayment penalty of $169 and the related write-off of approximately $31 in previously deferred financing costs resulted in an extraordinary loss, which net of taxes of $76, was $125 or $0.01 per share. The Company began making annual principal payments of $3,600 in June 1997. These notes were collateralized by a first mortgage on the Pomona, New York facility and all machinery and equipment other than machinery and equipment in the Forest, Virginia facility.

                  In November 1997, the Company refinanced the outstanding $14,400 Senior Secured Notes with $30,000 of Senior Unsecured Notes with an average interest rate of 6.88% per year. The cash payment of $16,055 included the outstanding principal of $14,400, a prepayment penalty of $1,087 and accrued interest through November 18, 1997 of $568. The prepayment penalty of $1,087 and the related write-off of approximately $195 in previously deferred financing costs resulted in an extraordinary loss. This extraordinary loss from early extinguishment of debt, net of taxes of $492, was $790 or $0.04 per share. The new Senior Unsecured Notes of $30,000 include a $20,000, 7.01% Note due November 18, 2007 and $10,000, 6.61% Notes due November 18, 2004. Annual principal payments under the Notes total $1,429 through November 2002, $5,429 in 2003 and 2004 and $4,000 in 2005 through 2007.

                  The Senior Unsecured Notes contain certain financial covenants including restrictions on dividend payments not to exceed $10 million plus 75% of consolidated net income subsequent to June 30, 1997. The Company was in compliance with all such covenants as of June 30, 1998.

         (c) In April 1996, the Company signed a Loan and Security Agreement with BankAmerica Leasing and Capital Group that provided the Company up to $18,750 in financing for equipment to be purchased through October 1997. Notes entered into under this agreement require no principal payment for the first two quarters; bear interest quarterly at a rate equal to the London Interbank Offer Rate (LIBOR) plus 125 basis points; and have a term of 72 months. LIBOR was 5.719% and 5.813% at June 30, 1998 and June 30, 1997, respectively. In November 1997, the Company opted not to renew this facility.

         (d) In November 1997, the Company replaced its $10,000 Secured Revolving Credit Facility with Bank of America National Trust and Savings Association with a $20,000 Unsecured Revolving Credit Facility ("Revolver"). In addition, the term of the Revolver was extended one year to July 31, 2000. Borrowings under this facility bear interest at either prime or LIBOR plus 0.75%. In addition, the Company is required to pay a commitment fee equal to .25% of the difference between the outstanding borrowings and $20,000.

         Principal maturities of existing long-term debt for the next five years and thereafter are as follows:

                                   Year Ending
                                    June 30,
                                    --------
                                       1999                  $4,467
                                       2000                   2,166
                                       2001                   1,924
                                       2002                   3,184
                                       2003                   2,043
                                    Thereafter               22,857


(7)      RELATED-PARTY TRANSACTIONS

         The Company's related party transactions were with affiliated companies of Dr. Bernard C. Sherman. During the years ended June 30, 1998, 1997, and 1996, the Company purchased $1,799, $1,800 and $1,800, respectively, of bulk pharmaceutical material from such companies. In addition, the Company sold certain of its pharmaceutical products and bulk pharmaceutical materials to five other companies owned by Dr. Bernard Sherman. During fiscal 1996, the Company also entered into a multi-year agreement with a Company owned by Dr. Sherman to share litigation costs in connection with one of its patent challenges. For the years ended June 30, 1998, 1997 and 1996, the Company received $1,170, $987 and $570, respectively, in connection with such agreement which was recorded as a reduction to selling, general and administrative expenses.

         During the years ended June 30, 1998, 1997 and 1996, the Company's founder and Vice Chairman, Edwin A. Cohen, earned $250, $250 and $213, respectively, under a consulting agreement.

(8)      Income Taxes

         A summary of the components of income tax expense is as follows:

                            Year Ended June 30,
                 -------------------------------------
                   1998           1997           1996
                 -------        -------        -------
Current:
  Federal        $15,504        $10,757        $ 3,110
  State            1,567          1,372            405
                 -------        -------        -------
                  17,071         12,129          3,515
                 -------        -------        -------

Deferred:
  Federal          3,103            294            617
  State              482            180            160
                 -------        -------        -------
                   3,585            474            777
                 =======        =======        =======
Total            $20,656        $12,603        $ 4,292
                 =======        =======        =======


         Income tax expense for the years ended June 30, 1998, 1997 and 1996 is included in the financial statements as follows:



                                             Year Ended June 30,
                                   -----------------------------------------
                                     1998             1997            1996
                                   --------         --------        --------
Continuing operations              $ 21,148         $ 12,603        $  4,368
Extraordinary loss on early
  extinguishment of debt               (492)            --               (76)
                                   --------         --------        --------
                                   $ 20,656         $ 12,603        $  4,292
                                   ========         ========        ========


         The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate to income before taxes due to the following:

                                                       Year Ended June 30,
                                               ---------------------------------------
                                                 1998           1997            1996
                                               --------        --------        -------
Federal Income Taxes at Statutory
  Rate                                         $ 18,681        $ 11,214        $ 3,958
State Income Taxes,
  Net of Federal Income Tax Effect                1,332           1,070            360
Other, net                                          643             319            (26)
                                               --------        --------        -------
                                               $ 20,656        $ 12,603        $ 4,292
                                               ========        ========        =======

The temporary differences that give rise to deferred tax assets and liabilities as of June 30, 1998 and 1997 are as follows;




                                            1998            1997
                                          -------         -------
Deferred Tax Assets:
  Receivable Reserves                     $ 1,152         $   561
  Inventory Reserves                        1,589             990
  Inventory Capitalization                    208             706
  Investments                                 631              --
  Other Operating Reserves                  1,934             903
                                          -------         -------
Total Deferred Tax Assets                   5,514           3,160

Deferred Tax Liabilities:
  Plant and Equipment                      (1,612)         (1,230)
  Proceeds from Supply
    Agreement                              (5,883)           (957)
                                          -------         -------
Total Deferred Tax
  Liabilities                              (7,495)         (2,187)
                                          -------         -------

Net Deferred Tax (Liability)/Asset        $(1,981)        $   973
                                          =======         =======

         Internal Revenue Service ("IRS")

         As of June 30, 1998, the U.S. Internal Revenue Service has completed its examination of the Company's tax returns for all years through 1992 and there are no unresolved issues outstanding for those years.

(9)      SHAREHOLDERS' EQUITY

         Employee Stock Option Plans

         The Company has stock option plans, which were approved by the shareholders and which authorize the granting of options to officers and certain key employees to purchase the Company's common stock at a price equal to the market price on the date of grant.

         During fiscal 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Stock Incentive Plan ("the 1993 Option Plan"). In December 1996, the shareholders ratified an amendment to the 1993 Option Plan which increased the number of shares of common stock which may be granted by 1,125,000 to a total of 2,812,500 (after giving effect to the May 1997 3-for-2 stock split).

         The Company's other option plan was approved by the shareholders in 1986 ("the 1986 Option Plan"). Effective June 30, 1996, options are no longer granted under this Plan. For fiscal 1998 and 1997, there were no options that expired under this plan. In fiscal 1996, 64,165 options expired.

         All options granted prior to June 30, 1996, under the 1993 Option Plan and 1986 Option Plan, are exercisable between one and two years from the date of grant and expire ten years after the date of grant except in cases of death or termination of employment as defined in each Plan. Options issued after June 30, 1996 are exercisable between one and three years from the date of grant. To date, no option has been granted under either the 1993 Option Plan or the 1986 Option Plan at a price below the current market price of the Company's common stock on the date of grant.

         A summary of the activity resulting from all plans, adjusted for the March 1996 and May 1997 3-for-2 stock splits, is as follows:

                                                               NO. OF SHARES         OPTION PRICE
                                                               -------------         ------------
Outstanding at 6/30/95                                             1,424,806          $1.94-11.24

Granted                                                              573,741          10.52-10.64

Canceled                                                             (50,062)          2.83-10.52

Exercised                                                           (110,437)          2.44-10.83
                                                                  ----------
Outstanding at 6/30/96                                             1,838,048           1.94-11.24

Granted                                                              330,406          17.54-37.38

Canceled                                                              (1,125)               10.52

Exercised                                                           (181,938)          1.94-10.94
                                                                  ----------

Outstanding at 6/30/97                                             1,985,391           1.94-37.38

Granted                                                              195,500          34.66-39.66

Canceled                                                             (38,992)          19.29-39.66

Exercised                                                           (467,411)           1.94-19.29
                                                                  ----------

Outstanding at 6/30/98                                             1,674,488         $1.94-39.66
                                                                  ----------

Exercised to date through 6/30/98                                  1,331,806

Available for Grant (4,162,500 authorized)                         1,092,041

Exercisable at 6/30/98                                             1,276,627         $1.94-22.12


         Non-Employee Directors' Stock Option Plan

         During fiscal year 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). An aggregate of 337,500 shares of common stock were authorized to be granted under the Directors' Plan. In December 1996, the shareholders ratified an amendment to the

         Directors' Plan that increased the number of shares of common stock that may be granted by 225,000 to a total of 562,500. This formula plan, among other things, enhances the Company's ability to attract and retain experienced directors. In December 1995, the number of shares which each non-employee director is optioned was increased from 6,750 to 11,250 shares on the grant date, except in the case of the first grant date (which was the date of the 1993 Annual Meeting) where each eligible director was optioned 27,000 shares.

         All options granted under the Directors' Plan have ten-year terms and are exercisable at an option exercise price equal to the market price of common stock on the date of grant. Each option is exercisable on the date of the first annual shareholders' meeting immediately following the date of grant of the option, provided there has been no interruption of the optionee's service on the Board before that date. The following is a summary of activity, adjusted for the March 1996 and May 1997 3-for-2 stock splits, for the three fiscal years ended June 30, 1998:

                                          No. of Shares                Option Price
                                          -------------                ------------

Outstanding at 6/30/95                             148,500               $9.16-11.38

Granted                                             67,500                     10.33
                                           ---------------
Outstanding at 6/30/96                             216,000                9.16-11.38

Granted                                             67,500                     17.25

Exercised                                         (40,000)                      9.16
                                           ---------------
Outstanding at 6/30/97                             243,500                9.16-17.25

Granted                                             67,500                     36.00

Canceled                                          (11,250)                     36.00

Exercised                                         (38,000)                9.16-11.38
                                           ---------------

Outstanding at 6/30/98                             261,750                9.16-36.00
                                           ---------------

Available for Grant
   (562,500 authorized)                            222,750
                                           ---------------

Exercisable at 6/30/98                             205,500               $9.16-17.25
                                           ---------------

         Employee Stock Purchase Plan

         During fiscal 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Employee Stock Purchase Plan (the "Purchase Plan") to offer employees an inducement to acquire an ownership interest in the Company. The Purchase Plan permits eligible employees to purchase, through regular payroll deductions, an aggregate of 450,000 shares of common stock at approximately 85% of the fair market value of such shares. Under the Plan, purchases were 43,181, 50,916 and 59,977 for the years ended June 30, 1998, 1997 and 1996, respectively.

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


                                                                  1998            1997            1996
                                                              -------------   -------------   -------------
Net income                                As reported             $ 32,720        $ 19,447         $ 7,016
                                          Pro forma               $ 31,539        $ 18,120         $ 6,637

Net earnings per share                    As reported             $ 1.50          $ 0.92          $ 0.33
                                          Pro forma               $ 1.45          $ 0.86          $ 0.32

Net earnings per share-                   As reported             $ 1.41          $ 0.87          $ 0.32
  assuming dilution                       Pro forma               $ 1.36          $ 0.81          $ 0.31


         The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1996, 1997 and 1998, respectively: dividend yield of 0%; expected volatility of 38.5%, 42.6% and 42.1%; weighted-average risk-free interest rates of 5.8%, 6.3% and 5.9%; and expected option life of 3 years for the 1993 Option Plan and 4 years for the Directors' Plan.

         The following table summarizes information about stock options outstanding at June 30, 1998:

                                      Options Outstanding                               Options Exercisable
                   ----------------------------------------------------------    ----------------------------------
                                          Weighted
     Range of           Number             Average             Weighted              Number          Weighted
     Exercise        Outstanding          Remaining            Average            Exercisable        Average
      Prices          at 6/30/98      Contractual Life      Exercise Price         at 6/30/98     Exercise Price
      ------          ----------      ----------------      --------------         ----------     --------------

   $1.94 - 6.00             372,981       4.4 years              $4.56                  353,856        $4.53
   7.55 - 11.38             968,250       6.3 years               9.90                  968,250         9.90
  17.25 - 19.29             346,757       8.3 years              18.77                  158,521        18.33
  22.12 - 39.66             248,250       9.3 years              38.45                    1,500        22.12
                       ------------                                                  ----------
                          1,936,238                                                   1,482,127
                       ============                                                  ==========



(10)     SAVINGS AND RETIREMENT PLAN

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

         The Company's contributions to the 401(k) Plan were $2,194, $1,745 and $1,488, for the years ended June 30, 1998, 1997 and 1996, respectively.

(11)     OTHER (EXPENSE) INCOME



A summary of other (expense) income is as follows:


                                                  Year Ended June 30,
                                            --------------------------------

                                            1998          1997         1996
                                            -----         -----        -----
Net (Loss) Gain on Sale of Property,
  Plant and Equipment                       $ (63)        $ 203        $ (63)
Joint Venture Litigation (a)                   --            --          694
Other                                          46            25            6
                                            -----         -----        -----
Other (Expense) Income                      $ (17)        $ 228        $ 637
                                            =====         =====        =====


         (a) In May 1996, the Company and an affiliated company reached an agreement with a former partner in a joint venture and received on June 10, 1996, $694 of a $1,000 deposit which was paid in escrow in furtherance of the possible joint venture. The Company had previously written off the $1,000 investment in the fourth quarter of fiscal 1992.

(12)     COMMITMENTS AND CONTINGENCIES

         The Company is party to various operating leases which relate to the rental of office and plant facilities and of equipment. The Company is satisfied with its ability to extend such leases, if necessary. Rent expense charged to operations was $1,493, $1,314 and $1,126 in 1998, 1997 and 1996, respectively. Future minimum rental payments, exclusive of taxes, insurance and other costs under noncancellable long-term operating lease commitments, are as follows:

                                                      Minimum
                       Year Ending                     Rental
                        June 30,                      Payments
                        --------                      --------
                          1999                          $942
                          2000                           199
                          2001                            83

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

         Invamed, Inc. Lawsuit

         On February 25, 1998, Invamed, Inc. ("Invamed") named the Company and several others as defendants in a lawsuit filed in the United States District Court for the Southern District of New York, charging that the Company unlawfully blocked access to the raw material source for Warfarin Sodium. The Company believes that the suit filed against it by Invamed is without merit and intends to defend its position vigorously. This action is currently in discovery stage. It is anticipated that this matter will take several years to be resolved but an adverse judgement could have a material adverse impact on the Company's consolidated financial statements.

         DuPont Anti-Trust Suit

         On March 9, 1998, the Company filed an anti-trust suit against DuPont Merck Pharmaceutical Company ("DuPont Merck") in the United States District Court for the Southern District of New York, charging that DuPont Merck has acted unlawfully to impede the marketplace acceptance of Barr's generic version of the anti-coagulant Coumadin. The Company's suit charges that DuPont Merck's actions violated federal anti-trust laws, as well as the Lanham Act and the New York Deceptive Acts and Practices Act. The Company intends to prosecute this case vigorously.

         Other Litigation

         As of June 1998, the Company was involved with other lawsuits incidental to its business, including patent infringement actions. Management of the Company, based on the advice of legal counsel, believes that the ultimate disposition of such other lawsuits will not have any significant adverse effect on the Company's consolidated financial statements.

(13)     FOURTH QUARTER CHARGE

         During the quarter ended June 30, 1998, the Company recorded a $1.2 million restructuring charge which is included in Selling, General and Administrative Expenses in the Consolidated Statements of Operations. Approximately half of this charge relates to the write-off of equipment and leasehold improvements in connection with the closing of a leased New Jersey packaging facility, for which the operations have been relocated to other company facilities. The remainder relates to severance related expenses for certain operations employees, primarily those affiliated with the facility to be closed. As of June 30, 1998, none of the charge has been utilized and it is anticipated that the liability will be expended during the quarter ending September 30, 1998.

(14)     QUARTERLY DATA (UNAUDITED)

A summary of the quarterly results of operations is as follows:

                                                         (in thousands of dollars, except per share amounts)
                                                                       Three Month Period Ended
                                                                       ------------------------
                                                        Sept. 30          Dec. 31           Mar. 31           June 30
---------------------------------------------------------------------------------------------------------------------
Fiscal Year 1998:
Total revenues (1)                                   $   96,267        $   92,328        $   96,387        $   92,322
Cost of sales                                            65,226            68,769            70,042            61,965

Earnings before extraordinary loss on early
  extinguishment of debt                                 10,397             7,115             7,151             8,847

Net earnings                                             10,397             6,325             7,151             8,847

Earnings per common share - assuming dilution
Earnings before extraordinary loss on early
  extinguishment of debt (2)                         $     0.45        $     0.31        $     0.31        $     0.38
                                                    ===========        ==========       ===========        ==========

Net earnings (2)                                     $     0.45        $     0.27        $     0.31        $     0.38
                                                    ===========        ==========       ===========        ==========

Price Range of Common Stock (3)
High                                                 $    49.00        $    40.13        $    41.75        $    46.94
Low                                                       37.00             32.50             33.25             37.81

Fiscal Year 1997:
Total revenues (4)                                   $   64,231        $   67,335        $   84,714        $   68,206
Cost of sales                                            53,476            57,685            50,959            55,076

Net earnings                                              1,767             2,228            14,925               527

Earnings per common share - assuming dilution
Net earnings (2)                                     $     0.08        $     0.10        $     0.66        $     0.02
                                                    ===========       ===========        ==========        ==========

Price Range of Common Stock
High                                                 $    20.00        $    19.33        $    28.00        $    49.75
Low                                                       14.75             16.83             16.42             24.38



(1) Amounts include Proceeds from supply agreements of $7,166, $6,417, $8,750 and $8,333 for the quarters ended September 30, 1997, December 31, 1997, March 31, 1998 and June 30, 1998, respectively.

(2) The sum of the individual quarters may not equal the full year amounts due to the effects of the market prices in the application of the treasury stock method. During its two most recent fiscal years, the Company paid no cash dividend.

(3) The Company's common stock is listed and traded on the New York Stock Exchange (BRL). At June 30, 1998, there were approximately 665 record shareholders of common stock. The Company believes that a significant number of beneficial owners hold their shares in street names.

(4) Amounts include Proceeds from supply agreement of $24,550 and $2,500 for the quarters ended March 31, 1997 and June 30, 1997, respectively.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Barr Laboratories, Inc.:

We have audited the accompanying consolidated balance sheets of Barr Laboratories, Inc. and subsidiaries (the "Company") as of June 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barr Laboratories, Inc. and subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
August 19, 1998

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

/s/ Bruce L. Downey
Chairman of the Board, Chief Executive Officer and President

ITEM 6.  SELECTED FINANCIAL DATA
(in thousands of dollars, except per share amounts)

                                                                              YEAR ENDED JUNE 30,
                                             --------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS                     1998              1997             1996                   1995             1994
-----------------------------------------------------------------------------------------------------------------------------
Total revenues                            $ 377,304(1)     $ 284,486(3)      $ 232,224              $ 199,720        $ 109,133
Earnings before income taxes,
extraordinary loss and
  cumulative effect of accounting
  change                                     54,658           32,050            11,509                 10,222            3,745

Income tax expense                           21,148           12,603             4,368                  3,852            1,461

Earnings before extraordinary loss
  and cumulative effect of
  accounting change                          33,510           19,447             7,141                  6,370            2,284

Net earnings                                 32,720(2)        19,447             7,016(4)               6,225(6)         2,658(7)

Earnings per common share:
Earnings before extraordinary
  loss and cumulative effect of
  accounting change                            1.54             0.92              0.34(5)                0.32(5)          0.12(5)

Earnings per common share-
  assuming dilution:
Earnings before extraordinary
  loss and cumulative effect of
  accounting change                            1.45             0.87              0.33(5)                0.31(5)          0.11(5)

Net earnings                                   1.41(2)          0.87              0.32(4)(5)             0.30(5)(6)       0.13(5)(7)


BALANCE SHEET DATA                           1998              1997              1996                   1995             1994
                                             ----              ----              ----                   ----             ----

Working capital                           $  95,281        $  41,807         $  52,985              $  58,364        $  53,227
Total Assets                                310,851          202,845           169,220                155,953          125,907
Long-term Debt(8)                            32,174           14,941            17,709                 20,371           30,433
Shareholders' Equity(9)                     155,929          102,138            80,161                 71,853           54,984


(1)      Includes $30,666 in Proceeds from supply agreements.
(2) Fiscal 1998 includes the effect of a $790 ($0.04 per share) extraordinary loss (net of tax of $492) on early extinguishment of debt (See Note 6 to the Consolidated Financial Statements).
(3)      Includes $27,050 in Proceeds from supply agreement.
(4) Fiscal 1996 includes the effect of a $125 ($0.01 per share) extraordinary loss (net of tax of $76) on early extinguishment of debt (See Note 6 to the Consolidated Financial Statements).
(5) Amounts have been adjusted for the March 1996 and May 1997 3-for-2 stock splits effected in the form of 50% stock dividends.
(6) Fiscal 1995 includes the effect of a $145 ($0.01 per share) extraordinary loss (net of tax of $92) on early extinguishment of debt.
(7) Includes the effect of a $374 ($0.02 per share) gain from the cumulative effect of an accounting change.
(8) Excludes current installments (See Note 6 to the Consolidated Financial Statements).
(9)      The Company has not paid a cash dividend in any of the above years.