Form 10-K405, Exhibit 13
period 1999-06-30
BARR LABORATORIES INC
filed 1999-08-31
CIK 10081

                                                                      EXHIBIT 13


ITEM 7.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

(thousands of dollars)

Results of Operations

Fiscal 1999 to Fiscal 1998


Total revenues increased approximately 18% from $377,304 to $444,033. This increase is attributable to increases in product sales offset by a slight decrease in proceeds from supply agreements.

Product sales increased 20% from $346,638 to $415,950. The increase is the result of increased sales of Tamoxifen, Warfarin Sodium, Naltrexone, Hydroxyurea and various hormonal products that were launched throughout fiscal 1998 and 1999.

Tamoxifen sales increased 16% from $236,587 to $275,127 due to increased volume and, to a lesser extent, higher prices. Increased volumes appear to be related to investment buying and increased usage in the product from the expansion of Tamoxifen's indication for the reduction in the incidence of breast cancer in women at high risk for developing the disease. Higher prices are the result of 4% price increases in April 1998 and May 1999. Tamoxifen is a patent protected product manufactured for the Company by the Innovator. Currently, Tamoxifen only competes against the Innovator's product, which is sold under the brand name. In fiscal 1999, Tamoxifen accounted for 66% of product sales versus 68% in fiscal 1998.

The remaining increase in product sales from $110,051 to $140,823 was the result of increased sales of Warfarin Sodium as well as products such as Naltrexone, Hydroxyurea and various hormonal products, which were launched in fiscal 1998 and 1999. During fiscal 1999, the Company implemented additional marketing and market share incentive programs designed to maintain and increase the Company's market share of the total Coumadin/Warfarin market. In fiscal 1999, Warfarin Sodium accounted for approximately 15% of product sales versus 11% in fiscal 1998. Revenue from products launched in fiscal 1999 more than offset lower sales on products being phased out of the Company's product line and price declines and higher discounts on certain existing products.

Proceeds from supply agreements declined $2,583, as expected, since proceeds earned in the prior year under a separate contingent supply agreement related to the ciprofloxacin litigation were not repeated (See Note 2 to the Consolidated Financial Statements).

Cost of sales increased from $266,002 to $301,393, due to increased product sales, but decreased as a percentage of product sales from 77% to 72%. The Company's product margins are dependent upon several factors including product sales mix, manufacturing efficiencies and competition. The decrease in cost of sales as a percentage of product sales in fiscal 1999 is the result of a more favorable mix of products including a lower percentage of Tamoxifen sales to total product sales. Tamoxifen is distributed by the Company and has lower margins than most of Barr's remaining generic product portfolio.

Selling, general and administrative expenses increased 4% from $38,990 to $40,439. This increase is primarily due to increased legal and headcount costs, partially offset by a decrease in advertising and promotions and a decrease in facility rationalization charges. Higher legal expenses, due to the Company's federal anti-trust suit against DuPont Merck Pharmaceutical Company ("DuPont"), more than offset the Company's share of a $4 million payment received from Eli Lilly & Company, in January, for legal costs incurred as part of the agreement to take the Prozac(R) case directly to the U.S. Court of Appeals. Higher headcount costs are due to the significant growth in the Company over the past two years. Lower advertising and promotions were the result of a decrease in advertising and promotions in connection with the launch of Warfarin Sodium in the prior year. The current year includes a $360 restructuring charge versus a $1.2 million restructuring charge in the prior year, both of which were primarily related to closing leased facilities.

Total research and development expenses increased 19% from $18,955 to $22,593. The increase is primarily the result of an increase in the number of outside clinical studies, increased personnel costs to support the number of products in development and higher costs associated with the Company's proprietary drug development efforts. The current year included $646 in expenses related to the proprietary product collaboration with Eastern Virginia Medical School, whereas the prior year included $645 for the acquisition of six Abbreviated New Drug Applications and related technologies to expand the Company's line of female healthcare products.

Interest income increased by $1,004 or 46% due primarily to an increase in the average cash and cash equivalents balance, partially offset by a slight decrease in the market rates on the Company's short-term investments.

Interest expense increased $1,839 due to a decrease in capitalized interest over the prior fiscal year. The amount of interest capitalized declined, as expected, due to the reduction in capital spending on the Virginia facility, which was substantially completed by the spring of 1998.



Results of Operations

Fiscal 1998 to Fiscal 1997


Total revenues increased approximately 33% from $284,486 to $377,304. The increase is the result of increased product sales and higher proceeds from supply agreements.

Product sales increased 35% from $257,436 to $346,638. The increase is attributable to increases in demand for Tamoxifen and sales of Minocycline, which the Company began distributing in October 1997, as well as sales of Warfarin Sodium, which was launched in July 1997.

Tamoxifen sales increased 21% from $195,734 or 76% of product sales to $236,587 or 68% of product sales. The increase is the result of an expanding Tamoxifen market, as well as an increased market share for Barr's Tamoxifen. Increased demand for the 20mg strength of Tamoxifen, which the Company began distributing in December 1996, also contributed to the increase.

The remaining increase in product sales is primarily attributable to sales of Warfarin Sodium, which the Company launched in July 1997. Fiscal 1998 sales include revenues from nine new products compared to five new products in fiscal 1997. These products represented approximately 14% and 4% of product sales in fiscal 1998 and 1997, respectively. Revenues from these products more than offset price declines and higher discounts on certain existing products. Warfarin Sodium accounted for approximately 11% of the Company's product sales in fiscal 1998.

Proceeds from supply agreements increased 13% from $27,050 to $30,666 primarily as a result of

$4,500 received under a separate contingent supply agreement related to the ciprofloxacin patent challenge.

Cost of sales increased from $217,196 to $266,002 primarily related to an increase in product sales. As a percentage of product sales, cost of sales declined from 84% to 77%. This percentage decline was attributable to a more favorable mix of products. The improved mix was attributable to the launch of new products, primarily, Warfarin Sodium, which have higher margins than Tamoxifen and other existing products.

Selling, general and administrative expenses increased from $23,391 to $38,990. The largest components of the increase related to legal and government affairs activities as well as higher expenses in promotions, advertising and clinical trial costs associated with the launching of Warfarin Sodium. The increased legal fees primarily resulted from lower reimbursements received from patent challenge partners; the prior year reflected approximately $4,600 in reimbursement of legal fees. Government affairs expenses were higher in the current year due to the Company's activities directed at countering DuPont's continuing anti-competitive efforts to restrict substitution of Warfarin Sodium.

Research and development expenses increased from $13,536 to $18,955. The increase is the result of increased personnel costs to support the number of products in development; higher raw material and outside clinical study costs including costs associated with the Company's proprietary drug program which was not in place in the prior year; and a strategic investment of $645, which was allocated to in-process research and development, for six Abbreviated New Drug Applications and related technologies.

Interest income decreased by $222 in comparison to the prior year. The decrease is due to the decrease in the average cash and cash equivalents balance as well as a slight decrease in the market rates of the Company's short-term investments.

Interest expense decreased $81 due to an increase in capitalized interest associated with the facility expansion projects during the fiscal year. The increase in capitalized interest was partially offset by higher fees paid on the unsecured Tamoxifen balance.

In fiscal 1998, the Company incurred an extraordinary loss of $790 on the early extinguishment of debt (See Note 6 to the Consolidated Financial Statements).



Liquidity and Capital Resources


The Company's cash and cash equivalents balance increased to $94,867 at June 30, 1999 from $72,956 at June 30, 1998. In connection with an Alternative Collateral Agreement between the Company and the Innovator of Tamoxifen (See Note 1 to the Consolidated Financial Statements), the Company has continued to reduce the cash held in its interest-bearing cash collateral account from $59,321 at June 30, 1998 to $28,283 at June 30, 1999.

Cash provided by operating activities was $33,568 for the year ended June 30, 1999, as net earnings of $49,250 and higher depreciation offset increases in working capital. The working capital increase was led by increases in inventory and accounts receivable as well as decreases in accounts payable and income taxes payable. The increase in accounts receivable was attributable to increased sales and an increase in the receivable related to the proceeds from supply agreement. The inventory increase was primarily to support increased sales. Accounts payable decreased as a result of the pay down of the Tamoxifen payable. Income taxes payable decreased as a result of the timing of estimated tax payments.

Working capital levels varied during the year due to the timing of Tamoxifen inventory purchases, sales levels and the timing of Tamoxifen payables. During fiscal 1999, inventory levels increased during the first half of the year and declined during the second half. The Company expects that a similar trend will occur in fiscal 2000.

During fiscal 1999, the Company invested $12,333 in capital assets, primarily on construction and new equipment for its facilities. The decline from the prior year was anticipated due to the reduction in capital spending on the Virginia facility, which was substantially completed by the spring of 1998. In fiscal 2000, the Company expects to invest an additional $14,000 to complete a new warehouse and expand its research and development facilities on its Pomona, New York campus and continue to invest in technology-related items for its New York, New Jersey and Virginia facilities.

The Company made strategic investments totaling $2,800 in fiscal 1999 to expand its growth opportunities and will continue to evaluate and enter into various strategic collaborations (See Note 5 to the Consolidated Financial Statements). The timing and amount of cash required to enter into these collaborations is difficult to predict because it is dependent on several factors, many of which are outside of the Company's control. However, the Company believes it will spend between $3 and $5 million by June 2000 on these collaborations. The $3 to $5 million excludes any cash needed to fund strategic acquisitions the Company may consider in the future.

The Company believes that its current cash balances, cash flows from operations and existing borrowing capacity under its Revolving Credit Facility will be adequate to meet its needs and to take advantage of strategic opportunities as they occur. To the extent that additional capital resources are required, such capital may be raised by additional bank borrowings, equity offerings or other means.



Outlook


The following section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. The generic pharmaceutical industry is characterized by relatively short product lives and declining prices and margins as competitors launch competing products. The Company's strategy has been to develop generic products with some barrier to entry to limit competition and extend product lives and margins. The Company's expanded efforts in developing and launching proprietary products is also driven by the desire to market products that will have limited competition and longer product lives. The Company's future operating results are dependent upon several factors that impact its stated strategies. These factors include the ability to introduce new products, patient acceptance of new products and new indications of existing products, customer purchasing practices, pricing practices of new competitors and spending levels including research and development. In addition, the ability to receive sufficient quantities of raw materials to maintain its production is critical. While the Company has not experienced any interruption in sales due to lack of raw materials, the Company is continually identifying alternate raw material suppliers for many of its key products in the event that raw material shortages were to occur.

Product revenues are expected to increase in fiscal 2000 compared to fiscal 1999 driven by increasing sales of existing products such as Tamoxifen, Warfarin Sodium, Medroxyprogesterone and new product launches which should more than offset declining prices on certain existing products and revenues lost due to product rationalizations. Fiscal 1999 revenues from products being phased out of the Company's product line totaled approximately $7 million, though their elimination will not have a negative impact on operating results.

The Company distributes Tamoxifen in accordance with the terms of a non-exclusive supply and distribution agreement that expires at the earlier of patent expiry or upon successful challenge of the Tamoxifen patent by another company. Barr is aware of two other companies who are challenging the Tamoxifen patent. Though the outcome of any legal matter is uncertain, the Company believes the current cases will not impact its fiscal 2000 Tamoxifen revenues.

The Company believes that Tamoxifen sales will increase during fiscal 2000 due to higher prices and increased volume from the new indication. The extent of such increase, if any, is dependent upon several factors including the acceptance of the new indication by physicians and patients and customer buying patterns.

Warfarin Sodium revenues are expected to increase due to increases in the Company's market share. Currently, Barr markets its Warfarin Sodium product against the brand product and another generic product. The potential impact of current and future competition on Barr's revenues, market share and profits is impossible to predict because it depends on several factors outside Barr's control.

Amounts earned in fiscal 2000 from the contingent supply agreement are dependent upon decisions made by a third party but are expected to approximate amounts earned in fiscal 1999.

Selling, general and administrative spending is impacted by several factors including the timing and number of legal matters, including patent challenges being pursued by the Company, the level of government affairs spending and promotion and advertising activities. Barr's government affairs spending is, in part, dependent upon efforts by other companies to restrict generic substitution and therefore, is difficult to predict. Promotion and advertising spending is generally related to the number and type of products being launched in a given year. The Company expects that selling, general and administrative expenses will be higher in fiscal 2000 than in fiscal 1999 primarily due to higher legal spending on patent challenges and the Company's anti-trust suit against DuPont.

Since proprietary products require more extensive advertising and promotion activities than traditional generic products, the future approval and launch of Barr's proprietary products may impact selling, general and administrative costs. In addition, some of these proprietary products will require a sales force detailing directly to physicians. The Company currently does not have an in-house sales force to sell its products directly to physicians. Generally, selling, marketing and promotion costs are incurred several months prior to a product's launch. Therefore, the Company's decision on how it will sell its proprietary products and the timing of the product launches could have a significant impact on expense levels.

The Company is exploring several alternatives for marketing its proprietary products including, licensing out such products to third parties, engaging a contract sales force or investing in or acquiring companies with an existing sales force. Selecting the appropriate alternative depends on a variety of factors including the number of physicians in a particular therapeutic category and the number of products the Company offers within a therapeutic category. While the Company believes it will be able to successfully market and sell its proprietary products using one or more of the alternatives described above, there is no assurance it will be able to do so on favorable terms.

Research and development costs are expected to increase significantly in fiscal 2000 compared to fiscal 1999 due to substantial increases in both generic and proprietary product development activities. In its generic development area, the Company expects to file approximately 15

Abbreviated New Drug Applications in fiscal 2000 compared to seven filed in fiscal 1999. While the number of applications filed is not the only measure of research and development activity, a higher number of filings generally requires higher raw material and clinical study costs.

Product development costs associated with many of the proprietary projects are significantly higher and require more time to develop and receive approval to market than traditional generic products. The increased time and costs are primarily related to the clinical trials required for FDA approval. The Company expects that two of these proprietary products will begin Phase III clinical trials during the middle to end of fiscal 2000 and should be completed by 2002. The Company plans to spend an additional $25 to $35 million on certain of its proprietary products over the next three to four years. The Company may seek development partners to help fund the costs of some of these projects. However, there is no assurance that the Company will be able to identify such partners or will be able to secure the funding on favorable terms. If such partners are not secured and the Company continues to expand its generic product development efforts and pursue all its proprietary projects, its operating results may be adversely impacted.

During 1998, the Company established a project team to assess the impact of the Year 2000 issue on the Company's operations. The project team developed a multi-phase approach to assessing and resolving any Year 2000 issues.
These phases included:

         1.       Company-wide awareness of Year 2000 implications;

         2. Assessment of the Company's information technology ("IT") and non-IT systems, as well as, evaluation of third parties with which the Company has a material relationship;

         3. Implementation of compliant IT and non-IT systems including contingency plans related to third parties with which the Company has a material relationship;

         4.       Testing/Validation of new and/or updated systems.

As of June 30, 1999, approximately 99% of the Company's critical IT systems, including the financial, manufacturing and laboratory information systems and 95% of critical non-IT systems, have completed the four phases indicated above. All costs associated with the Year 2000 project to date have been expensed as incurred. The Company will continue to incur costs that include internal resources, external consulting, software and certain equipment upgrades through the balance of calendar 1999. To date the Company has spent less than $100 in remediation efforts and believes that the cost to gain company-wide compliance will not be material.

The Company's Year 2000 readiness program identified several third parties with which it has a material relationship. These third parties include certain raw material suppliers, software providers and customers. The Company's Year 2000 project identified these third parties and determined, based on obtaining written verification, reviewing publicly available financial statement disclosures and other means, that such third parties are either in compliance or expect to be in compliance prior to January 1, 2000.

Barr believes that the most likely worst-case Year 2000 scenarios would relate to problems with the systems of third parties rather than with the Company's internal systems or its products. Because the Company has less control over assessing and remediating the Year 2000 problems of third parties, the Company believes the risks are greatest with infrastructure (e.g., electricity supply and water and sewer service), telecommunications and transportation supply chains.

The Company's operations are conducted in four domestic facilities. Each location relies on local, private and governmental suppliers for electricity, water, sewer and other needed supplies. Failure of an electricity grid or an uneven supply of power, for example, would be a worst-case scenario that would shut down the affected facilities. The Company does not maintain facilities that would allow it to generate its own electrical or water supply in place of that supplied by utilities.

Because the Company's Year 2000 compliance is dependent upon key third parties also being Year 2000 compliant on a timely basis, there can be no guarantee that the Company's efforts will prevent a material adverse impact on its results of operations, financial condition or cash flows. To the extent that key third parties are not compliant, this could result in delays in the distribution of finished goods or receipt of raw material, errors in the receipts of customer orders, disruption of clinical activities or delays in product development. These consequences could have a material adverse impact on our results of operations, financial condition and cash flows if the Company is unable to substantially conduct business in the ordinary course.

The Company continues to evaluate contingency plans to address possible changes in customer order patterns due to Year 2000 issues. As with suppliers, the readiness of customers to deal with Year 2000 issues may affect their operations and their ability to order and pay for products.

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



Environmental Matters


The Company may have obligations for environmental safety and clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Based on information currently available, environmental expenditures have not had, and are not anticipated to have, any material effect on the Company's consolidated financial statements.



Effects of Inflation


Inflation has had only a minimal impact on the operations of the Company in recent years.



Forward-Looking Statements


Except for the historical information contained herein, this Form 10-K contains forward-looking statements, all of which are subject to risks and uncertainties. Such risks and uncertainties include the timing and outcome of legal proceedings, impact of competition on sales and profitability of key products, fluctuations in operating results, capital spending, obtaining funding for certain R&D projects, the ability of the Company to obtain additional capital, the impact of Year 2000 issues on the business and other risks detailed from time-to-time in the Company's filings with the Securities and Exchange Commission. Forward-looking statements can be identified by their use of words such as "expects," "plans," "will," "believes," "estimates," "intends" and other words of similar meaning.

Should known or unknown risks or uncertainties materialize, or should our assumptions prove inaccurate, actual results could vary materially from those anticipated. The Company undertakes no obligation to publicly update any forward-looking statements.

BARR LABORATORIES, INC.
Consolidated Balance Sheets
(in thousands of dollars, except share amounts)



                                                                                                     JUNE 30,         JUNE 30,
                                                                                                       1999             1998
                                                                                                    ---------        ---------
                                            ASSETS
Current assets:
    Cash and cash equivalents                                                                       $  94,867        $  72,956
    Marketable securities                                                                               8,127            7,320
    Accounts receivable (including receivables from related parties of $1,051 in 1999
      and $1,015 in 1998) less allowances of $2,670 and $2,738 in 1999 and 1998, respectively          50,227           46,760
    Supply agreement receivable                                                                        15,750           14,667
    Inventories                                                                                        77,613           74,377
    Prepaid expenses                                                                                    1,556              806
                                                                                                    ---------        ---------
      Total current assets                                                                            248,140          216,886

Property, plant and equipment, net                                                                     93,764           90,649
Other assets                                                                                            5,986            3,316
                                                                                                    ---------        ---------

      Total assets                                                                                  $ 347,890        $ 310,851
                                                                                                    =========        =========

                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable (including payables to a related party of $632 and                             $  88,982        $ 103,321
      $656 in 1999 and 1998, respectively)
    Accrued liabilities                                                                                 9,118            9,460
    Deferred income taxes                                                                                 833            1,000
    Current portion of long-term debt                                                                   2,165            4,467
    Income taxes payable                                                                                  179            3,357
                                                                                                    ---------        ---------
      Total current liabilities                                                                       101,277          121,605

Long-term debt                                                                                         30,008           32,174
Other liabilities                                                                                         127              162
Deferred income taxes                                                                                   2,771              981

Commitments & Contingencies

Shareholders' equity:
    Preferred stock $1 par value per share; authorized 2,000,000; none issued
    Common stock $.01 par value per share; authorized 100,000,000;
      issued 22,923,583 and 22,424,645, respectively                                                      229              224
    Additional paid-in capital                                                                         76,903           68,064
    Retained earnings                                                                                 137,846           88,596
    Accumulated other comprehensive loss                                                               (1,258)            (942)
                                                                                                    ---------        ---------
                                                                                                      213,720          155,942
    Treasury stock at cost: 117,955 shares                                                                (13)             (13)
                                                                                                    ---------        ---------
      Total shareholders' equity                                                                      213,707          155,929
                                                                                                    ---------        ---------

      Total liabilities and shareholders' equity                                                    $ 347,890        $ 310,851
                                                                                                    =========        =========

           SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    1999             1998             1997
                                                                                 ---------        ---------        ---------
Revenues:
   Product sales (including sales to related parties of $6,852, $7,537 and
     $4,971 in 1999, 1998 and 1997, respectively)                                $ 415,950        $ 346,638        $ 257,436
   Proceeds from supply agreements                                                  28,083           30,666           27,050
                                                                                 ---------        ---------        ---------
Total revenues                                                                     444,033          377,304          284,486

Costs and expenses:
   Cost of sales                                                                   301,393          266,002          217,196
   Selling, general and administrative                                              40,439           38,990           23,391
   Research and development                                                         22,593           18,955           13,536
                                                                                 ---------        ---------        ---------

Earnings from operations                                                            79,608           53,357           30,363

Interest income                                                                      3,180            2,176            2,398
Interest expense                                                                    (2,697)            (858)            (939)
Other income (expense)                                                                  36              (17)             228
                                                                                 ---------        ---------        ---------

Earnings before income taxes and extraordinary loss                                 80,127           54,658           32,050

Income tax expense                                                                  30,877           21,148           12,603
                                                                                 ---------        ---------        ---------

Earnings before extraordinary loss                                                  49,250           33,510           19,447

Extraordinary loss on early extinguishment of debt, net of taxes                        --             (790)              --
                                                                                 ---------        ---------        ---------

Net earnings                                                                     $  49,250        $  32,720        $  19,447
                                                                                 =========        =========        =========

                        EARNINGS PER COMMON SHARE:

Earnings before extraordinary loss                                               $    2.18        $    1.54        $    0.92
Net earnings                                                                     $    2.18        $    1.50        $    0.92
                                                                                 =========        =========        =========

               EARNINGS PER COMMON SHARE-ASSUMING DILUTION:

Earnings before extraordinary loss                                               $    2.09        $    1.45        $    0.87
Net earnings                                                                     $    2.09        $    1.41        $    0.87
                                                                                 =========        =========        =========

Weighted average shares                                                             22,585           21,811           21,133
                                                                                 =========        =========        =========

Weighted average shares-assuming dilution                                           23,582           23,190           22,430
                                                                                 =========        =========        =========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)


                                                                                   Accumulated
                                           Common        Additional                   other           Common stock        Total
                                           Stock          paid-in     Retained    comprehensive       in treasury     Shareholders'
                                       Shares    Amount   capital     Earnings        loss          Shares    Amount     Equity
                                       ------    ------   -------     --------        ----          ------    ------     ------
BALANCE, JUNE 30, 1996               14,115,664   $141   $ 43,526    $   36,507    $       --        78,637   $ (13)   $  80,161
Net earnings                                                             19,447                                           19,447
Issuance of common stock
  for exercised stock options
  and employees' stock
  purchase plans                        220,526      2      2,549                                                          2,551
Stock split (3-for-2)                 7,109,863     71        (14)          (78)                     39,318      --          (21)
                                     ----------   ----   --------    ----------    ----------       -------   -----    ---------

BALANCE, JUNE 30, 1997               21,446,053    214     46,061        55,876            --       117,955     (13)     102,138
Comprehensive income:
  Net earnings                                                           32,720                                           32,720
  Unrealized loss on marketable
    securities, net of tax of $604                                                       (942)                              (942)
                                                                                                                       ---------
Total comprehensive income                                                                                                31,778
Issuance of common
  stock for stock offering              430,000      4     14,517                                                         14,521
Stock issuance costs                                         (353)                                                          (353)
Issuance of common stock
  for exercised stock options
  and employees' stock
  purchase plans                        548,592      6      7,839                                                          7,845
                                     ----------   ----   --------    ----------    ----------       -------   -----    ---------

BALANCE, JUNE 30, 1998               22,424,645    224     68,064        88,596          (942)      117,955     (13)     155,929
Comprehensive income:
  Net earnings                                                           49,250                                           49,250
  Unrealized loss on marketable
    securities, net of tax of $238                                                       (316)                              (316)
                                                                                                                       ---------
Total comprehensive income                                                                                                48,934
Issuance of common stock
  for exercised stock options
  and employees' stock
  purchase plans                        498,938      5      8,839                                                          8,844
                                     ----------   ----   --------    ----------    ----------       -------   -----    ---------

BALANCE, JUNE 30, 1999               22,923,583   $229   $ 76,903    $  137,846    $   (1,258)      117,955   $ (13)   $ 213,707
                                     ==========   ====   ========    ==========    ==========       =======   =====    =========


        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997
(IN THOUSANDS OF DOLLARS)

                                                                                             1999          1998          1997
                                                                                           --------      --------      --------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
  Net earnings                                                                             $ 49,250      $ 32,720      $ 19,447
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization                                                            9,306         5,521         4,989
     Deferred income tax expense                                                              1,834         3,585           474
     Write-off of deferred financing fees associated with early extinguishment of debt           --           195            --
     Loss (gain) on disposal of property, plant & equipment                                      11            63          (203)
     Loss (gain) on sale of marketable securities                                                 6            (2)           --

Changes in assets and liabilities:
  (Increase) decrease in:
     Accounts receivable and supply agreement receivable, net                                (4,550)      (26,195)       (3,167)
     Inventories                                                                             (3,236)      (18,161)      (13,820)
     Prepaid expenses                                                                          (750)         (238)           80
     Other assets                                                                              (492)         (389)         (194)
  Increase (decrease) in:
     Accounts payable, accrued liabilities and other                                        (14,633)       34,940        12,896
     Income taxes payable                                                                    (3,178)          963         1,290
                                                                                           --------      --------      --------
  Net cash provided by operating activities                                                  33,568        33,002        21,792
                                                                                           --------      --------      --------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                                                (12,333)      (20,431)      (35,087)
  Proceeds from sale of property, plant and equipment                                             1           248           239
  Purchases of strategic investments                                                         (2,800)       (4,069)           --
  Purchases of marketable securities, net                                                      (901)       (7,291)           --
                                                                                           --------      --------      --------
     Net cash used in investing activities                                                  (16,033)      (31,543)      (34,848)
                                                                                           --------      --------      --------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Principal payments on long-term debt                                                       (1,968)      (14,939)       (4,081)
  Proceeds from loans                                                                            --        30,000         1,637
  Net borrowings under line of credit                                                        (2,500)        2,500            --
  Stock issuance costs                                                                           --          (353)           --
  Proceeds from stock offering                                                                   --        14,521            --
  Fees associated with stock split                                                               --            --           (21)
  Proceeds from exercise of stock options and employee stock purchases                        8,844         7,845         2,551
                                                                                           --------      --------      --------
     Net cash provided by financing activities                                                4,376        39,574            86
                                                                                           --------      --------      --------
     Increase (decrease) in cash and cash equivalents                                        21,911        41,033       (12,970)
Cash and cash equivalents, beginning of year                                                 72,956        31,923        44,893
                                                                                           --------      --------      --------
Cash and cash equivalents, end of year                                                     $ 94,867      $ 72,956      $ 31,923
                                                                                           ========      ========      ========

SUPPLEMENTAL CASH FLOW DATA:
  Cash paid during the year
     Interest, net of portion capitalized                                                  $  2,727      $    855      $    930
     Income taxes                                                                            27,869        13,254        10,830

  Non-cash transactions
     Write-off of equipment & leasehold improvements related to restructuring              $     83      $     --      $     --

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

                  Sherman Delaware, Inc. owned 43.5% of the outstanding common stock of the Company at June 30, 1999. Dr. Bernard C. Sherman is a principal stockholder of Sherman Delaware, Inc. and a Director of Barr Laboratories, Inc.

                  Certain amounts in the prior year's financial statements have been reclassified to conform with the current year presentation.

         (b)      Credit and Market Risk

                  Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments and trade receivables. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

         (c)      Cash and Cash Equivalents

                  Cash equivalents consist of short-term, highly liquid investments (primarily market auction securities with interest rates that are re-set in intervals of 7 to 28 days) which are readily convertible into cash at par value (cost). As of June 30, 1999 and 1998, $28,283 and $59,321, respectively, of the
                  Company's cash was held in an interest-bearing escrow account. Such amounts represent the portion of the Company's payable balance with the Innovator of Tamoxifen, which the Company has decided to secure in connection with its cash management policy.

                  In December 1995, the Company and the Innovator of Tamoxifen entered into an Alternative Collateral Agreement ("Collateral Agreement") which suspends certain sections of the Supply and Distribution Agreement ("Distribution Agreement") entered into by both parties in March 1993. Under the Collateral Agreement, extensions of credit to the Company are no longer required to be secured by a letter of credit or cash collateral. However, the Company may at its discretion maintain a balance in the escrow account based on its short-term cash requirements. All remaining terms of the Distribution Agreement remain in place. In return for the elimination of the cash collateral requirement and in lieu of issuing letters of credit, the Company has agreed to pay the Innovator monthly interest based on the average unsecured monthly Tamoxifen payable balance, as defined in the Collateral Agreement, and maintain compliance with certain financial covenants. The Company was in compliance with such covenants at June 30, 1999. In March 1999, the Innovator reduced the rate charged on the average unsecured Tamoxifen payable based on the Company's improved financial condition and lower market rates.

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

         (g)      Earnings Per Share

                  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," the following is a reconciliation of the numerators and denominators used to calculate Earnings per common share before extraordinary loss on the Consolidated Statements of Operations:

                                                                               1999        1998        1997
                                                                             -------     -------     -------
               EARNINGS PER COMMON SHARE:
               Earnings before extraordinary loss (numerator)                $49,250     $33,510     $19,447

               Weighted average shares (denominator)                          22,585      21,811      21,133

               Earnings before extraordinary loss                            $  2.18     $  1.54     $  0.92
                                                                             =======     =======     =======


               EARNINGS PER COMMON SHARE - ASSUMING DILUTION:
               Earnings before extraordinary loss (numerator)                $49,250     $33,510     $19,447

               Weighted average shares                                        22,585      21,811      21,133

               Effect of dilutive options                                        997       1,379       1,297
                                                                             -------     -------     -------

               Weighted averages shares- assuming dilution (denominator)      23,582      23,190      22,430

               Earnings before extraordinary loss                            $  2.09     $  1.45     $  0.87
                                                                             =======     =======     =======


         (h)      Deferred Financing Fees

                  All debt issuance costs are being amortized on a straight-line basis over the life of the related debt, which matures in 2002, 2004 and 2007. The unamortized amounts of $305 and $398 at June 30, 1999 and 1998, respectively, are included in Other Assets in the Consolidated Balance Sheets.

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

                  Marketable Securities - Marketable securities are recorded at their fair value (See Note 5 to the Consolidated Financial Statements).

                  Other Assets - Investments in strategic collaborations that do not have a readily determinable market value are recorded at cost as it is a reasonable estimate of fair value (See Note 5 to the Consolidated Financial Statements).

                  Long-Term Debt - The fair value at June 30, 1999 and 1998 is estimated at $32 million and $34 million, respectively. Estimates were determined by discounting the future cash flows using rates currently available to the Company.

                  The fair value estimates presented herein are based on pertinent information available to management as of June 30, 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

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

         (l)      New Accounting Pronouncements

                  Comprehensive Income

                  Effective July 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income is comprised of net income and the net changes in unrealized gains and losses on securities classified for SFAS No. 115 purposes as "available for sale." In accordance with this Statement, comprehensive income is included in the Consolidated Statements of Shareholders' Equity. Application of this statement did not change recognition or measurement of net income and, therefore, did not affect the Company's consolidated financial position or results of operations.

                  Segment Reporting

                  Effective July 1, 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires segment information to be reported based on how management internally evaluates the operating performance of its business. The Company operates in one reportable segment - the development, manufacture and distribution of generic pharmaceuticals. Implementation of SFAS No. 131 had no impact on the Company's consolidated financial position or results of operations.

                  The Company's manufacturing plants are located in New Jersey, New York and Virginia and its products are sold throughout the United States and Puerto Rico, primarily to wholesale and retail distributors. In fiscal 1999, 1998 and 1997, a customer accounted for approximately 14%, 12% and 13% of product sales, respectively. No other customer accounted for greater than 10% of product sales in any of the last three fiscal years.

                  Derivative Instruments

                  On June 15, 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which becomes effective for financial statements beginning after June 15, 2000. SFAS No. 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The Company is currently evaluating this statement and its impact on the Company's existing accounting policies and financial reporting disclosures.

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

         In accordance with the Supply Agreement, the Company recognizes income and a related receivable on a monthly basis, as certain contingencies are met. Collection of these receivables occurs quarterly.

         Also included in Proceeds from supply agreements for the years ended June 30, 1999 and 1998 is $1,500 and $4,500, respectively, received under a separate contingent supply agreement with an unrelated party relating to the Ciprofloxacin patent challenge.

(3)      INVENTORIES

         A summary of inventories is as follows:

                                                       June 30,
                                                ---------------------
                                                  1999          1998
                                                -------       -------
               Raw materials and supplies       $15,790       $17,459

               Work-in-process                    7,957         4,132

               Finished goods                    53,866        52,786
                                                -------       -------
                                                $77,613       $74,377
                                                =======       =======


         Tamoxifen Citrate, purchased as a finished product, accounted for $43,040 and $40,777 of finished goods inventory at June 30, 1999 and 1998, respectively.

(4)      PROPERTY, PLANT AND EQUIPMENT

         A summary of property, plant and equipment is as follows:


                                                        June 30,
                                                 -----------------------
                                                   1999           1998
                                                 --------       --------
               Land                              $  3,256       $  3,257
               Buildings and improvements          57,669         48,950
               Machinery and equipment             69,789         56,550
               Leasehold improvements               1,665          1,858
               Automobiles and trucks                  68             68
               Construction in progress             7,041         18,380
                                                 --------       --------
                                                  139,488        129,063
               Less: Accumulated
                 depreciation & amortization       45,724         38,414
                                                 --------       --------
                                                 $ 93,764       $ 90,649
                                                 ========       ========


         For the years ended June 30, 1999, 1998 and 1997, $205, $2,047 and
         $1,801 of interest was capitalized, respectively.

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

         Marketable securities include investments in a short duration portfolio of corporate and government debt. The debt securities will be held for less than one year and are therefore, recorded as a Current Asset in the Consolidated Balance Sheets. Equity securities represent the Company's investment in Warner Chilcott plc. ("Warner Chilcott").

         The amortized cost and estimated market values of the securities at June 30, 1999 and 1998 are as follows:

                                                         GROSS         GROSS
                                         AMORTIZED     UNREALIZED   UNREALIZED       MARKET
JUNE 30, 1999                               COST         GAINS        LOSSES         VALUE
-----------------------------------      ---------     ----------   ----------      -------
         Debt securities:
         U.S. Government securities       $ 5,954       $    --       $    55       $ 5,899

         Corporate bonds                    2,235             1             8         2,228
                                          -------       -------       -------       -------

         Total debt securities              8,189             1            63         8,127


         Equity securities                  4,069            --         2,038         2,031
                                          -------       -------       -------       -------
         Total securities                 $12,258       $     1       $ 2,101       $10,158
                                          =======       =======       =======       =======



                                                         GROSS         GROSS
                                         AMORTIZED     UNREALIZED   UNREALIZED       MARKET
JUNE 30, 1998                               COST         GAINS        LOSSES         VALUE
-----------------------------------      ---------     ----------   ----------      -------
         Debt securities:
         U.S. Government securities       $ 4,930       $    35       $     6       $ 4,959

         Corporate bonds                    2,363            --             2         2,361
                                          -------       -------       -------       -------

         Total debt securities              7,293            35             8         7,320

         Equity securities                  4,069            --         1,600         2,469
                                          -------       -------       -------       -------
         Total securities                 $11,362       $    35       $ 1,608       $ 9,789
                                          =======       =======       =======       =======


         Proceeds of $9,446 and $600, which include a loss of $6 and a gain of $2, were received on the sales of marketable securities in the years ended June 30, 1999 and 1998, respectively. The cost of investments sold is determined by the specific identification method.

         Strategic Collaborations

         On August 13, 1997, Barr made a strategic investment in Warner Chilcott, a developer, marketer, and distributor of specialty pharmaceutical products. In connection with Warner Chilcott's Initial Public Offering ("Offering"), the Company acquired 250,000 Ordinary Shares represented by 250,000 American Depository Shares ("ADSs") at a price equal to the initial public offering price less underwriting discounts and commissions. The initial investment totaled $4,069. In addition, the Company was granted warrants to purchase an additional 250,000 shares in the form of ADSs. Beginning on the first anniversary of the Offering and annually thereafter for the next three years, one-fourth of the warrants will be exercisable by Barr. If Barr does not exercise in full the portion of the warrant exercisable during any one year, such portion of the warrant will terminate. The Company elected not to exercise the first portion of the warrants, and as a result, such portion of the warrants terminated. The investment in Warner Chilcott is recorded in Other Assets in the Consolidated Balance Sheets.

         Also included in Other Assets are the Company's investments of $2,250 in Gynetics, Inc., a developer and marketer of pharmaceutical products and medical devices to advance the healthcare of women and an investment of $550 in another private company with whom the Company will work in connection with one of its proprietary products. Since these investments do not have a readily determinable market value they are recorded at cost in the Consolidated Balance Sheets.

(6)      LONG-TERM DEBT

         A summary of long-term debt is as follows:


                                                                   June 30,
                                                            ---------------------
                                                              1999          1998
                                                            -------       -------
         New Jersey Economic Development
              Authority Bond (a)                            $   241       $   285
         Senior Unsecured Notes (b)                          28,571        30,000
         Equipment Financing (c)                              3,361         3,856
         Unsecured Revolving Credit Facility (d)                 --         2,500
                                                            -------       -------
                                                             32,173        36,641
         Less: Current Installments of Long-Term Debt         2,165         4,467
                                                            -------       -------
         Total Long-Term Debt                               $30,008       $32,174
                                                            =======       =======


         (a) The New Jersey Economic Development Authority Bond is payable to a bank. Such loan is secured by a first mortgage on land, building and improvements on the facility located at 265 Livingston Street. Interest is charged at 75% of the bank's prime rate. The prime rate was 7.75% and 8.5% at June 30, 1999 and 1998, respectively. Monthly installments are $3.6 plus interest, through December 1999. Upon maturity in January 2000, there will be a final installment equal to the then remaining principal balance of $220.

         (b) In November 1997, the Company refinanced $14,400 of outstanding Senior Secured Notes with $30,000 of Senior Unsecured Notes with an average interest rate of 6.88% per year. The cash payment of $16,055 included the outstanding principal of $14,400, a prepayment penalty of $1,087 and accrued interest through November 18, 1997 of $568. The prepayment penalty of $1,087 and the related write-off of approximately $195 in previously deferred financing costs resulted in an extraordinary loss. This extraordinary loss from early extinguishment of debt, net of taxes of $492, was $790 or $0.04 per share. The new Senior Unsecured Notes of $30,000 include a $20,000, 7.01% Note due November 18, 2007 and $10,000, 6.61% Notes due November 18, 2004. Annual principal payments under the Notes total $1,429 through November 2002, $5,429 in 2003 and 2004, and $4,000 in 2005
                  through 2007.

                  The Senior Unsecured Notes contain certain financial covenants including restrictions on dividend payments not to exceed $10 million plus 75% of consolidated net income subsequent to June 30, 1997. The Company was in compliance with all such covenants as of June 30, 1999.

(c) In April 1996, the Company signed a Loan and Security Agreement with BankAmerica Leasing and Capital Group that provided the Company up to $18,750 in financing for equipment to be purchased through October 1997. Notes entered into under this agreement require no principal payment for the first two quarters; bear interest quarterly at a rate equal to the London Interbank Offer Rate (LIBOR) plus 125 basis points; and have a term of 72 months. LIBOR was 5.368% and 5.719% at June 30,

                  1999 and June 30, 1998, respectively.

         (d) In November 1997, the Company replaced its $10,000 Secured Revolving Credit Facility with Bank of America, National Association with a $20,000 Unsecured Revolving Credit Facility ("Revolver"). In addition, the term of the Revolver was extended one year to July 31, 2000. Borrowings under this facility bear interest at either prime or LIBOR plus 0.75%. In addition, the Company is required to pay a commitment fee equal to .25% of the difference between the outstanding borrowings and $20,000.

         Principal maturities of existing long-term debt for the next five years and thereafter are as follows:

                                  Year Ending
                                   June 30,
                                   --------
                                     2000                         $ 2,165
                                     2001                           1,924
                                     2002                           3,184
                                     2003                           2,043
                                     2004                           5,428
                                  Thereafter                       17,429

(7)      RELATED-PARTY TRANSACTIONS

         The Company's related-party transactions were with affiliated companies of Dr. Bernard C. Sherman. During the years ended June 30, 1999, 1998 and 1997, the Company purchased $1,134, $1,799 and $1,800, respectively, of bulk pharmaceutical material from such companies. In addition, the Company sold certain of its pharmaceutical products and bulk pharmaceutical materials to two other companies owned by Dr. Sherman. During fiscal 1996, the Company also entered into a multi-year agreement with a Company owned by Dr. Sherman to share litigation costs in connection with one of its patent challenges. For the years ended June 30, 1999, 1998 and 1997, the Company recorded $1,438, $1,170 and
         $987, respectively, in connection with such agreement as a reduction to selling, general and administrative expenses.

         During the years ended June 30, 1999, 1998 and 1997, the Company's founder and Vice Chairman, Edwin A. Cohen, earned $200, $250 and $250, respectively, under a consulting agreement.

(8)      INCOME TAXES

         A summary of the components of income tax expense is as follows:

                                           Year Ended June 30,
                                  -------------------------------------
                                    1999           1998           1997
                                  -------        -------        -------
         Current:
           Federal                $25,173        $15,504        $10,757
           State                    3,870          1,567          1,372
                                  -------        -------        -------
                                   29,043         17,071         12,129
                                  -------        -------        -------

         Deferred:
           Federal                  1,588          3,103            294
           State                      246            482            180
                                  -------        -------        -------
                                    1,834          3,585            474
                                  -------        -------        -------
         Total                    $30,877        $20,656        $12,603
                                  =======        =======        =======

         Income tax expense for the years ended June 30, 1999, 1998 and 1997 is included in the financial statements as follows:

                                                     Year Ended June 30,
                                           ---------------------------------------
                                             1999           1998            1997
                                           --------       --------        --------
         Continuing operations             $ 30,877       $ 21,148        $ 12,603
         Extraordinary loss on early
           extinguishment of debt                --           (492)             --
                                           --------       --------        --------
                                           $ 30,877       $ 20,656        $ 12,603
                                           ========       ========        ========

         The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate to income before taxes due to the following:

                                                             Year Ended June 30,
                                                      -----------------------------------
                                                        1999          1998          1997
                                                      -------       -------       -------
         Federal income taxes at statutory rate       $28,044       $18,681       $11,214
         State income taxes,
           net of federal income tax effect             2,675         1,332         1,070
         Other, net                                       158           643           319
                                                      -------       -------       -------
                                                      $30,877       $20,656       $12,603
                                                      =======       =======       =======


         The temporary differences that give rise to deferred tax assets and liabilities as of June 30, 1999 and 1998 are as follows:


                                                                         1999              1998
                                                                       --------          --------
                  Deferred tax assets:
                    Receivable reserves                                $    900          $  1,152
                    Inventory reserves                                    2,290             1,589
                    Inventory capitalization                                385               208
                    Investments                                             842               631
                    Other operating reserves                              2,471             1,934
                                                                       --------          --------
                  Total deferred tax assets                               6,888             5,514

                  Deferred tax liabilities:
                    Plant and equipment                                  (4,173)           (1,612)
                    Proceeds from supply agreement                       (6,319)           (5,883)
                                                                       --------          --------

                  Total deferred tax liabilities                        (10,492)           (7,495)
                                                                       --------          --------

                  Net deferred tax liability                           $ (3,604)         $ (1,981)
                                                                       ========          ========


         Internal Revenue Service ("IRS")

         As of June 30, 1999, the U.S. Internal Revenue Service has completed its examination of the Company's tax returns for all years through 1992 and there are no unresolved issues outstanding for those years.

(9)      SHAREHOLDERS' EQUITY

         Employee Stock Option Plans

         The Company has stock option plans, which were approved by the shareholders and which authorize the granting of options to officers and certain key employees to purchase the Company's common stock at a price equal to the market price on the date of grant.

         During fiscal 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Stock Incentive Plan (the "1993 Option Plan"). In December 1996, the shareholders ratified an amendment to the 1993 Option Plan which increased the number of shares of common stock which may be granted by 1,125,000 to a total of 2,812,500 (after giving effect to the May 1997 3-for-2 stock split).

         The Company's other option plan was approved by the shareholders in 1986 (the "1986 Option Plan"). Effective June 30, 1996, options are no longer granted under this Plan. For fiscal 1999, 1998 and 1997, there were no options that expired under this plan.

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

         A summary of the activity resulting from all plans, adjusted for the May 1997 3-for-2 stock split, is as follows:

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                              NO. OF SHARES     OPTION PRICE
                                                              -------------     ------------
            Outstanding at 6/30/96                              1,838,048          $ 7.91

            Granted                                               330,406           19.53

            Canceled                                               (1,125)          10.52

            Exercised                                            (181,938)           8.57
                                                                ---------


            Outstanding at 6/30/97                              1,985,391           12.83

            Granted                                               195,500           39.58

            Canceled                                              (38,992)          22.60

            Exercised                                            (467,411)           7.23
                                                                ---------


            Outstanding at 6/30/98                              1,674,488           13.58

            Granted                                               278,000           34.13

            Canceled                                              (32,576)          32.53

            Exercised                                            (429,711)           7.00
                                                                ---------


            Outstanding at 6/30/99                              1,490,201          $18.89
                                                                =========


            Available for Grant (4,162,500 authorized)            846,617


            Exercisable at 6/30/99                              1,018,936          $12.54


         Non-Employee Directors' Stock Option Plan

         During fiscal year 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). An aggregate of 337,500 shares of common stock were authorized to be granted under the Directors' Plan. In December 1996, the shareholders ratified an amendment to the Directors' Plan that increased the number of shares of common stock that may be granted by 225,000 to a total of 562,500. This formula plan, among other things, enhances the Company's ability to attract and retain experienced directors. In December 1998, the number of shares which each non-employee director is optioned was decreased from 11,250 to 7,500 shares on the grant date. Effective October 1999, the number of shares which each non-employee director is optioned will be decreased to 5,000 on the grant date.

         All options granted under the Directors' Plan have ten-year terms and are exercisable at an option exercise price equal to the market price of the common stock on the date of grant. Each option is exercisable on the date of the first annual shareholders' meeting immediately following the date of grant of the option, provided there has been no interruption of the optionee's service on the Board before that date. The following is a summary of activity adjusted for the May 1997 3-for-2 stock split, for the three fiscal years ended June 30, 1999:


                                                                              WEIGHTED
                                                                               AVERAGE
                                                           NO. OF SHARES    OPTION PRICE
                                                           -------------    ------------
            Outstanding at 6/30/96                            216,000          $ 9.95

            Granted                                            67,500           17.25

            Exercised                                         (40,000)           9.16
                                                              -------

            Outstanding at 6/30/97                            243,500           12.10

            Granted                                            67,500           36.00

            Canceled                                          (11,250)          36.00

            Exercised                                         (38,000)           9.90
                                                              -------

            Outstanding at 6/30/98                            261,750           17.55

            Granted                                            37,500           48.63

            Exercised                                         (29,250)          11.82
                                                              -------

            Outstanding at 6/30/99                            270,000          $22.49
                                                              =======

            Available for Grant (562,500 authorized)          185,250

            Exercisable at 6/30/99                            232,500          $18.27


         Employee Stock Purchase Plan

         During fiscal 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Employee Stock Purchase Plan (the "Purchase Plan") to offer employees an inducement to acquire an ownership interest in the Company. The Purchase Plan permits eligible employees to purchase, through regular payroll deductions, an aggregate of 450,000 shares of common stock at approximately 85% of the fair market value of such shares. Under the Plan, purchases were 39,977, 43,181 and 50,916 for the years ended June 30, 1999, 1998 and 1997, respectively.


         Accounting for Stock-Based Compensation Plans

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

                                                               1999             1998             1997
                                                            ----------       ----------       ----------
         Net income                   As reported           $   49,250       $   32,720       $   19,447
                                      Pro forma             $   46,940       $   30,752       $   18,120

         Net earnings per share       As reported           $     2.18       $     1.50       $     0.92
                                      Pro forma             $     2.08       $     1.41       $     0.86

         Net earnings per share-      As reported           $     2.09       $     1.41       $     0.87
           assuming dilution          Pro forma             $     1.99       $     1.33       $     0.81


         The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1997, 1998 and 1999, respectively: dividend yield of 0%; expected volatility of 42.6%, 42.1% and 48.9%; weighted-average risk-free interest rates of 6.3%, 5.9% and 4.7%; and expected option life of 3 years for the 1993 Option Plan and 4 years for the Directors' Plan.

         The following table summarizes information about stock options outstanding at June 30, 1999:

                                    Options Outstanding                                        Options Exercisable
         -------------------------------------------------------------------------        -----------------------------
                                                   Weighted
            Range of           Number              Average             Weighted             Number          Weighted
            Exercise        Outstanding           Remaining             Average           Exercisable        Average
             Prices          at 6/30/99        Contractual Life     Exercise Price        at 6/30/99     Exercise Price
             ------          ----------        ----------------     --------------        ----------     --------------
         $  3.72 - 9.64        454,776               3.88               $ 8.07               454,776         $ 8.07

          10.33 - 17.79        540,154               6.35                11.62               532,155          11.54

          19.29 - 39.03        553,105               8.29                28.04               207,150          23.86

          39.66 - 48.63        212,166               8.43                41.33                57,355          39.66
                             ---------                                                     ---------
                             1,760,201                                                     1,251,436
                             =========                                                     =========


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

         The Company's contributions to the 401(k) Plan were $2,292, $2,194 and $1,745 for the years ended June 30, 1999, 1998 and 1997, respectively.

         The Board of Directors recently approved a non-qualified plan ("Excess Plan") that enables certain executives to defer up to 10% of their compensation in excess of the qualified plan. The Company may, at its discretion, contribute a percentage of the amount contributed by the individuals covered under this Excess Plan to a maximum of 10% of such individual's compensation.

(11)     OTHER INCOME (EXPENSE)

         A summary of other income (expense) is as follows:

                                                         Year Ended June 30,
                                                    ----------------------------
                                                    1999        1998        1997
                                                    ----        ----        ----
         Net (loss) gain on sale of property,
           plant and equipment                      $(11)       $(63)       $203
         Other                                        47          46          25
                                                    ----        ----        ----
         Other income (expense)                     $ 36        $(17)       $228
                                                    ====        ====        ====


(12)     COMMITMENTS AND CONTINGENCIES

         The Company is party to various operating leases which relate to the rental of office and plant facilities and of equipment. The Company believes it will be able to extend such leases, if necessary. Rent expense charged to operations was $1,099, $1,493 and $1,314 in fiscal 1999, 1998 and 1997, respectively. Future minimum rental payments, exclusive of taxes, insurance and other costs under noncancellable long-term operating lease commitments, are as follows:


                                              Minimum
                   Year Ending                 Rental
                     June 30,                 Payments
                   -----------                --------
                       2000                     $832
                       2001                      519
                       2002                       15



         Product Liability

         The Company maintains product liability insurance coverage in the amount of $20,000. No significant product liability suit has ever been filed against the Company. However, if one were filed and such a case were successful against the Company, it could have a material adverse effect upon the business and financial condition of the Company to the extent such judgement was not covered by insurance or exceeded the policy limits.

         Invamed, Inc./Apothecon, Inc. Lawsuit

         In February 1998 and May 1999, Invamed, Inc. ("Invamed") and Apothecon, Inc. ("Apothecon"), respectively, named the Company and several others as defendants in a lawsuit filed in the United States District Court for the Southern District of New York, charging that the Company unlawfully blocked access to the raw material source for Warfarin Sodium. The Company believes that the suit is without merit and intends to defend its position vigorously. These actions are currently in discovery stage. It is anticipated that this matter will take several years to be resolved but an adverse judgement could have a material impact on the Company's consolidated financial statements.

         Administrative Matters

         Federal antitrust authorities have undertaken a review of certain trade practices within the pharmaceutical industry, specifically patent challenge settlements, unfair trade practices by brand drug companies and exclusive supply arrangements. The Company has voluntarily discussed with the Federal Trade Commission ("FTC") its arrangements with the supplier of the raw material for its Warfarin Sodium. The Company has voluntarily responded to requests from the Department of Justice by providing documents relating to the settlement of its Tamoxifen patent challenge. On June 30, 1999, the Company received a subpoena and civil investigative demand from the FTC relating to its March 1997 patent litigation settlement regarding Ciprofloxacin hydrochloride. The Company believes that it has complied with all applicable laws and regulations governing trade and competition in the marketplace in connection with its arrangements with its raw material suppliers and its two patent challenge settlements.

         Other Litigation

         As of June 1999, the Company was involved with other lawsuits incidental to its business, including patent infringement actions. Management of the Company, based on the advice of legal counsel, believes that the ultimate disposition of such other lawsuits will not have any significant adverse effect on the Company's consolidated financial statements.

(13)     FOURTH QUARTER CHARGE FOR FISCAL 1998

         During the quarter ended June 1998, the Company recorded a $1.2 million restructuring charge which is included in Selling, General and Administrative Expenses in the Consolidated Statements of Operations. Approximately half of this charge related to the write-off of equipment and leasehold improvements in connection with the closing of a leased New Jersey packaging facility, for which the operations have been relocated to other company facilities. The remainder related to severance related expenses for certain operations employees, primarily those affiliated with the closed facility. As of June 30, 1999, the 1998 fourth quarter restructuring plan has been completed and all payments have been made.

(14)     QUARTERLY DATA (UNAUDITED)

         A summary of the quarterly results of operations is as follows:


                                                                              THREE MONTH PERIOD ENDED
                                                         -----------------------------------------------------------------
                                                          SEPT. 30           DEC. 31           MAR. 31           JUNE 30
                                                         -----------       -----------       -----------       -----------
     Fiscal Year 1999:
     Total revenues(1)                                   $    97,149       $   109,220       $   122,572       $   115,092
     Cost of sales                                            63,908            73,920            87,968            75,597

     Net earnings                                             11,204            12,281            12,662            13,103

     EARNINGS PER COMMON SHARE - ASSUMING DILUTION

     Net earnings(2)                                     $      0.48       $      0.52       $      0.54       $      0.56
                                                         ===========       ===========       ===========       ===========

     PRICE RANGE OF COMMON STOCK(3)
     High                                                $     39.75       $     49.75       $     48.56       $     40.50
     Low                                                       24.69             24.88             28.38             28.50


     FISCAL YEAR 1998:
     Total revenues(4)                                   $    96,267       $    92,328       $    96,387       $    92,322
     Cost of sales                                            65,226            68,769            70,042            61,965

     Earnings before extraordinary loss on early
       extinguishment of debt                                 10,397             7,115             7,151             8,847

     Net earnings                                             10,397             6,325             7,151             8,847

     EARNINGS PER COMMON SHARE - ASSUMING DILUTION
     Earnings before extraordinary loss on early
       extinguishment of debt(2)                         $      0.45       $      0.31       $      0.31       $      0.38
                                                         ===========       ===========       ===========       ===========

     Net earnings(2)                                     $      0.45       $      0.27       $      0.31       $      0.38
                                                         ===========       ===========       ===========       ===========

     PRICE RANGE OF COMMON STOCK
     High                                                $     49.00       $     40.13       $     41.75       $     46.94
     Low                                                       37.00             32.50             33.25             37.81


     (1) Amounts include Proceeds from supply agreements of $8,000, $6,583, $6,750 and $6,750 for the quarters ended September 30, 1998, December 31, 1998, March 31, 1999 and June 30, 1999, respectively.

     (2) The sum of the individual quarters may not equal the full year amounts due to the effects of the market prices in the application of the treasury stock method. During its two most recent fiscal years, the Company paid no cash dividend.

     (3) The Company's common stock is listed and traded on the New York Stock Exchange (BRL). At June 30, 1999, there were approximately 688 shareholders of record of common stock. The Company believes that a significant number of beneficial owners hold their shares in street names.

     (4) Amounts include Proceeds from supply agreements of $7,166, $6,417, $8,750 and $8,333 for the quarters ended September 30, 1997, December 31, 1997, March 31, 1998 and June 30, 1998, respectively.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Barr Laboratories, Inc.:

We have audited the accompanying consolidated balance sheets of Barr Laboratories, Inc. and subsidiaries (the "Company") as of June 30, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barr Laboratories, Inc. and subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
August 6, 1999

RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation and accuracy of the consolidated financial statements and other information included in this report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles using, where appropriate, management's best estimates and judgements.

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

/s/ Bruce L. Downey
Chairman of the Board, Chief Executive Officer and President

ITEM 6.  SELECTED FINANCIAL DATA
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                                           YEAR ENDED JUNE 30,
                                    ------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS                1999                1998                1997                 1996                  1995
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                      $444,033(1)         $377,304(2)         $284,486(4)         $232,224              $199,720
Earnings before income taxes and
  extraordinary loss                  80,127              54,658              32,050              11,509                10,222

Income tax expense                    30,877              21,148              12,603               4,368                 3,852

Earnings before extraordinary loss    49,250              33,510              19,447               7,141                 6,370

Net earnings                          49,250              32,720(3)           19,447               7,016(5)              6,225(8)

Earnings per common share:
Earnings before extraordinary loss      2.18                1.54                0.92                0.34(6)               0.32(7)

Earnings per common share -
  assuming dilution:
Earnings before extraordinary loss      2.09                1.45                0.87                0.33(6)               0.31(7)

Net earnings(9)                         2.09                1.41(3)             0.87                0.32(5)(6)            0.30(7)(8)


BALANCE SHEET DATA                      1999                1998                1997                1996                  1995
                                    ------------------------------------------------------------------------------------------------
Working capital                     $146,863            $ 95,281            $ 41,807            $ 52,985              $ 58,364
Total assets                         347,890             310,851             202,845             169,220               155,953
Long-term debt(10)                    30,008              32,174              14,941              17,709                20,371
Shareholders' equity(11)             213,707             155,929             102,138              80,161                71,853



         (1)      Includes $28,083 in Proceeds from supply agreements.

         (2)      Includes $30,666 in Proceeds from supply agreements.

         (3) Fiscal 1998 includes the effect of a $790 ($0.04 per share) extraordinary loss (net of tax of $492) on early extinguishment of debt (See Note 6 to the Consolidated Financial Statements).

         (4)      Includes $27,050 in Proceeds from supply agreement.

         (5) Fiscal 1996 includes the effect of a $125 ($0.01 per share) extraordinary loss (net of tax of $76) on early extinguishment of debt.

         (6) Amounts have been adjusted for the May 1997 3-for-2 stock split effected in the form of a 50% stock dividend.

         (7) Amounts have been adjusted for the March 1996 and May 1997 3-for-2 stock splits effected in the form of 50% stock dividends.

         (8) Fiscal 1995 includes the effect of a $145 ($0.01 per share) extraordinary loss (net of tax of $92) on early extinguishment of debt.

         (9) Fiscal 1997, 1996 and 1995 earnings per share amounts have been restated to conform with the provisions of Statement of Financial Accounting Standards No. 128 "Earnings per Share."

         (10) Excludes current installments (See Note 6 to the Consolidated Financial Statements).

         (11) The Company has not paid a cash dividend in any of the above years.