Form 10-K405, Exhibit 13
period 2000-06-30
BARR LABORATORIES INC
filed 2000-08-25
CIK 10081

                                                                      EXHIBIT 13

ITEM 7.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(thousands of dollars)

Results of Operations
Fiscal 2000 to Fiscal 1999

Total revenues increased approximately 9% from $444,033 to $482,278. This increase is attributable to increases in product sales and development and other revenue offset by a slight decrease in proceeds from supply agreements.

Tamoxifen sales increased 8% from $275,127 to $297,395. The increase was attributable to higher prices and an expansion in the use of Tamoxifen. In October 1998, Tamoxifen was approved to reduce the incidence of breast cancer in women at high risk of developing the disease. Tamoxifen is a patent protected product manufactured for the Company by the Innovator. Currently, Tamoxifen only competes against the Innovator's product, which is sold under a brand name. In fiscal 2000, Tamoxifen accounted for 68% of product sales versus 66% in fiscal 1999.

The prior year's sales included $6,373 of Minocycline sales which the Company stopped selling in late 1999 because of deteriorating market conditions.

Other product sales increased 6% from $134,450 to $142,583. The increase was driven by sales of Warfarin Sodium, Medroxyprogesterone Acetate, Methotrexate, Naltrexone, Trazodone and Hydroxyurea. Warfarin Sodium sales accounted for approximately 14% of total product sales, which was a slight decline from 15% in the prior year. Barr ended the fiscal year with nearly 80% of the overall generic Warfarin Sodium market and approximately 27% of all brand and generic Warfarin Sodium unit sales.

Development and other revenue consists of amounts received from DuPont Pharmaceuticals Company ("DuPont") for various development and co-marketing agreements (See Note 2 to the Consolidated Financial Statements).

Proceeds from supply agreements decreased $499, as expected, since proceeds earned in the prior year under a separate contingent supply agreement related to the Ciprofloxacin litigation ceased.

Cost of sales increased from $301,393 to $315,652 primarily related to an increase in product sales. As a percentage of product sales, cost of sales declined from 72.5% to 71.7%. The Company's product margins are dependent on several factors including product sales mix, manufacturing efficiencies and competition. The decrease in cost of sales as a percentage of product sales was due to a more favorable mix among non-Tamoxifen product sales, which was slightly offset by a higher percentage of Tamoxifen sales to total product sales. Tamoxifen is distributed by the Company and has lower margins than most of Barr's other products.

Selling, general and administrative expenses increased from $40,439 to $42,479. The increase was primarily due to legal costs related to litigation with DuPont that was resolved in March 2000 and to ongoing patent challenges. Also, the prior year included approximately $1.7 million related to the Company's share of the $4 million payment received from Eli Lilly & Company for reimbursement of legal costs incurred as part of the agreement to take the Prozac(R) case directly to the court of appeals.

Research and development expenses increased from $22,593 to $40,451. This increase resulted from increased bio-study and clinical trial costs, higher personnel costs to support an increased number of products in development and higher costs associated with the Company's proprietary drug development efforts. Also, the prior year included $646 related to a proprietary product collaboration with Eastern Virginia Medical School. This year's increased level of spending enabled the Company to file fifteen applications with the U.S. Food and Drug Administration and initiate Phase III clinical studies for two proprietary products.

Agreement expenses consist of a one-time non-cash charge representing the fair value of the 1.5 million warrants issued to DuPont (See Note 4 to the Consolidated Financial Statements) as well as approximately $2,500 in one-time legal charges associated with finalizing the Company's definitive agreements with DuPont.

Interest income increased $1,912 primarily due to an increase in the average cash and cash equivalents balance.

Interest expense decreased $292 due to a decrease in the Company's debt balances and lower fees paid on the average unsecured Tamoxifen payable balance.

Other income increased $311 primarily due to the gain recognized on the warrants received from Halsey Drug Co., Inc. (See Note 7 to the Consolidated Financial Statements).

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

Tamoxifen sales increased 16% from $236,587 to $275,127 due to increased volume and, to a lesser extent, higher prices. Increased volumes appear to be related to investment buying and increased usage in the product from the expansion of Tamoxifen's indication for the reduction in the incidence of breast cancer in women at high risk for developing the disease. Higher prices are the result of 4% price increases in April 1998 and May 1999. Tamoxifen is a patent protected product manufactured for the Company by the Innovator. Currently, Tamoxifen only competes against the Innovator's product, which is sold under a brand name. In fiscal 1999, Tamoxifen accounted for 66% of product sales versus 68% in fiscal 1998.

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

Proceeds from supply agreements declined $2,583, as expected, since proceeds earned in the prior year under a separate contingent supply agreement related to the Ciprofloxacin litigation were not repeated (See Note 3 to the Consolidated Financial Statements).

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

Selling, general and administrative expenses increased 4% from $38,990 to $40,439. This increase is primarily due to increased legal and headcount costs, partially offset by a decrease in advertising and promotions and a decrease in facility rationalization charges. Higher legal expenses, due to the Company's federal anti-trust suit against DuPont, more than offset the Company's share of a $4 million payment received from Eli Lilly & Company, in January, for legal costs incurred as part of the agreement to take the Prozac case directly to the U.S. Court of Appeals. Higher headcount costs are due to the significant growth in the Company over the past two years. Lower advertising and promotions were the result of a decrease in advertising and promotions in connection with the launch of Warfarin Sodium in the prior year. The current year includes a $360 restructuring charge versus a $1.2 million restructuring charge in the prior year, both of which were primarily related to closing leased facilities.

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

In fiscal 1998, the Company incurred an extraordinary loss of $790 on the early extinguishment of debt (See Note 8 to the Consolidated Financial Statements).

Liquidity and Capital Resources

The Company's cash and cash equivalents balance increased $61,055 or 64% to $155,922 at June 30, 2000 from $94,867 at June 30, 1999. In connection with an Alternative Collateral Agreement between the Company and the Innovator of Tamoxifen (See Note 1 to the Consolidated Financial Statements), the Company has increased the cash held in its interest bearing escrow account from $28,283 at June 30, 1999 to $74,011 at June 30, 2000.

Cash provided by operating activities was $60,527 for the year ended June 30, 2000, as earnings before non-cash charges such as fair value of warrants issued, depreciation and deferred income tax benefit more than offset working capital increases. The working capital increase was led by increases in accounts receivable and other receivables, which were partially offset by increases in accounts payable and income taxes payable. Accounts receivable at June 30, 2000 were $54,669 or $4,785 higher than those at June 30, 1999 primarily attributable to increased product sales. Other receivables increased due to development and other revenue (See Note 2 to the Consolidated Financial Statements). Accounts payable increased as a result of an increase in the Tamoxifen payable. Income taxes payable increased as a result of increased taxable earnings and the timing of estimated tax payments.

Working capital levels varied during the year due to the timing of Tamoxifen inventory purchases, sales levels and the timing of Tamoxifen payables. During fiscal 2000, inventory levels increased during the first half of the year and declined during the second half. The Company expects that a similar trend will occur in fiscal 2001.

During fiscal 2000, the Company invested $12,086 in capital assets, primarily on the construction of its new 48,000 square foot warehouse and 13,500 square foot laboratory facility at its Pomona, New York campus. In fiscal 2001, the Company expects to invest an additional $15,000 to $18,000 in capital assets.

To expand its growth opportunities, the Company has and will continue to evaluate and enter into various strategic collaborations. The timing and amount of cash required to enter into these collaborations is difficult to predict because it is dependent on several factors, many of which are outside of the Company's control. However, the Company believes, that based on arrangements in place at June 30, 2000, it could spend between $2 and $4 million over the next twelve months for these collaborations. The $2 to $4 million excludes any cash needed to fund strategic acquisitions the Company may consider in the future.

The Company believes that its current cash balances, cash flows from operations and borrowing capacity, including unused amounts under its existing Revolving Credit Facility, will be adequate to meet its needs and to take advantage of strategic opportunities as they occur. To the extent that additional capital resources are required, such capital may be raised by additional bank borrowings, equity offerings or other means.

Outlook

The following section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. The generic pharmaceutical industry is characterized by relatively short product lives and declining prices and margins as competitors launch competing products. The Company's strategy has been to develop generic products with some barrier to entry to limit competition and extend product lives and margins. The Company's expanded efforts in developing and launching proprietary products is also driven by the desire to market products that will have limited competition and longer product lives. The Company's future operating results are dependent upon several factors that impact its stated strategies. These factors include the ability to introduce new products, patient acceptance of new products and new indications of existing products, customer purchasing practices, pricing practices of new competitors and spending levels including research and development. In addition, the ability to receive sufficient quantities of raw materials to maintain its production is critical. While the Company has not experienced any interruption in sales due to lack of raw materials, the Company is continually identifying alternate raw material suppliers for many of its key products in the event that raw material shortages were to occur. The Company's operating results are expected to be significantly impacted by a favorable final decision regarding its challenge of the Prozac patent. The timing and impact of the launch of Prozac in fiscal 2001 is dependent on several factors and therefore has been excluded from the following outlook section.

Total revenues are expected to increase in fiscal 2001 compared to fiscal 2000 driven by increasing development revenue, higher Tamoxifen sales and new product launches, including Viaspan, which should more than offset declining prices on certain existing products.

The Company distributes Tamoxifen in accordance with the terms of a non-exclusive supply and distribution agreement that expires at the earlier of patent expiry or upon successful challenge of the Tamoxifen patent by another company. Barr is aware of two other companies who are challenging the Tamoxifen patent. Though the outcome of any legal matter is uncertain, the Company believes the current cases will not impact its fiscal 2001 Tamoxifen revenues.

The Company believes that Tamoxifen sales will increase during fiscal 2001 due to higher prices and increased volume from the new indication. The extent of such increase, if any, is dependent upon several factors including the acceptance of the new indication by physicians and patients, customer buying patterns, inventory levels and pricing decisions made by the Innovator.

Revenues earned under the various DuPont agreements and included in development and other revenue are determined by several factors including the timing and extent of Barr's spending on specific proprietary development products, and achieving certain development milestones. Revenues under these agreements are expected to range from $4 to $6 million per quarter in fiscal 2001.

Amounts earned in fiscal 2001 from the contingent supply agreement are dependent upon decisions made by a third party but are expected to approximate amounts earned in fiscal 2000.

Selling, general and administrative spending is impacted by several factors such as the timing and number of legal matters, including patent challenges being pursued by the Company, the level of government affairs spending and promotional and advertising activities. Barr's government affairs spending is, in part, dependent upon efforts by other companies to restrict generic substitution and therefore, is difficult to predict. Promotional and advertising spending is generally related to the number and type of products being launched in a given year. The Company expects that selling, general and administrative expenses will be higher in fiscal 2001 than in fiscal 2000 primarily due to higher costs associated with new product launches, including Viaspan.

Since proprietary products require more extensive advertising and promotional activities than traditional generic products, the future approval and launch of Barr's proprietary products may impact selling, general and administrative costs. Generally, selling, marketing and promotion costs are incurred several months prior to a product's launch. In addition, some of these proprietary products will require a sales force detailing directly to physicians. The Company currently does not have an in-house sales force to sell its products directly to physicians. The Company has successfully engaged DuPont to assume responsibility for sales and marketing support for one of its proprietary products expected to be launched in fiscal 2001 (See Note 2 to the Consolidated Financial Statements) and is exploring several alternatives for marketing the balance of its proprietary products including, licensing out such products to third parties, engaging a contract sales force or investing in or acquiring companies with an existing sales force. Selecting the appropriate alternative depends on a variety of factors including the number of physicians in a particular therapeutic category and the number of products the Company offers within a therapeutic category. Therefore, the Company's decision on how it will sell its proprietary products and the timing of the product launches could have a significant impact on expense levels. While the Company believes it will be able to successfully market and sell its proprietary products using one or more of the alternatives described above, there is no assurance it will be able to do so on favorable terms.

Research and development costs are expected to increase 20 - 25% in fiscal 2001 compared to fiscal 2000 due to substantial increases in both generic and proprietary product development activities. In its generic development area, the Company expects to file between 15 and 18 ANDAs in fiscal 2001 compared to 11 filed in fiscal 2000. While the number of applications filed is not the only measure of research and development activity, a higher number of filings generally requires higher raw material and clinical study costs.

Product development costs associated with many of the proprietary projects are significantly higher and require more time to develop and receive approval to market than traditional generic products. The increased time and costs are primarily related to the clinical trials required for FDA approval. The Company has two proprietary products that began Phase III clinical trials during fiscal 2000 and should be completed by 2002. The Company plans to spend approximately $35 to $40 million on certain of its current proprietary products over the next two to three years. The Company has entered into a development and marketing alliance with DuPont (See Note 2 to the Consolidated Financial Statements) in which DuPont may invest up to an additional $37 million over the next two fiscal years to support the development of three of the Company's proprietary products. The Company may seek other development partners to help fund the costs of some additional projects. However, there is no assurance that the Company will be able to utilize all amounts available under the DuPont agreements, identify other such partners or be able to secure the funding on favorable terms. If such partners are not secured and the Company continues to expand its generic product development efforts and pursue all its proprietary projects, its operating results may be adversely impacted.

The Company believes that interest income may increase in fiscal 2001 compared to fiscal 2000 due primarily to higher average cash balances. Higher average cash balances are expected as net earnings are expected to offset working capital increases and capital expenditures in fiscal 2001. The anticipated increase in cash balances in fiscal 2001 exclude the effect of using cash to fund strategic acquisitions the Company may consider in the future.

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

Forward-Looking Statements

Except for the historical information contained herein, this Form 10-K contains forward-looking statements, all of which are subject to risks and uncertainties. Such risks and uncertainties include: the timing and outcome of legal proceedings; the difficulty of predicting the timing of FDA approvals; the difficulty in predicting the timing and outcome of FDA decisions on patent challenges; market and customer acceptance and demand for new pharmaceutical products; ability to market proprietary products; the impact of competitive products and pricing; timing and success of product development and launch; availability of raw materials; the regulatory environment; fluctuations in operating results; and, other risks detailed from time-to-time in the Company's filings with the Securities and Exchange Commission. Forward-looking statements can be identified by their use of words such as "expects," "plans," "will," "believes," "may," "estimates," "intends" and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should our assumptions prove inaccurate, actual results could vary materially from those anticipated. The Company undertakes no obligation to publicly update any forward-looking statements.

BARR LABORATORIES, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                                                JUNE 30,         JUNE 30,
                                                                                                  2000             1999
                                                                                                --------         --------
                      ASSETS
Current assets:
    Cash and cash equivalents                                                                  $ 155,922       $  94,867
    Marketable securities                                                                             96           8,127
    Accounts receivable (including receivables from related parties of $865 in 2000 and
      $1,051 in 1999) less allowances of $4,140 and $2,670 in 2000 and 1999, respectively         54,669          49,884
    Other receivables                                                                             23,811          16,093
    Inventories                                                                                   79,482          77,613
    Prepaid expenses                                                                               1,428           1,556
                                                                                               ---------       ---------
         Total current assets                                                                    315,408         248,140

Property, plant and equipment, net                                                                95,296          93,764
Other assets                                                                                      13,149           5,986
                                                                                               ---------       ---------
      Total assets                                                                             $ 423,853       $ 347,890
                                                                                               =========       =========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable (including payables to a related party of $497 and $632 in 2000 and
      and 1999, respectively)                                                                  $  94,529       $  88,982
    Accrued liabilities                                                                           11,079           9,118
    Deferred income taxes                                                                          1,036             833
    Current portion of long-term debt                                                              1,924           2,165
    Income taxes payable                                                                           3,948             179
                                                                                               ---------       ---------
      Total current liabilities                                                                  112,516         101,277

Long-term debt                                                                                    28,084          30,008
Other liabilities                                                                                    519             127
Deferred income taxes                                                                                566           2,771

Commitments & Contingencies

Shareholders' equity
    Preferred stock, $1 par value per share; authorized 2,000,000 shares; none issued
    Common stock $.01 par value per share; authorized 100,000,000;
      issued 35,004,869 and 22,923,583 in 2000 and 1999, respectively                                350             229
    Additional paid-in capital                                                                    99,881          76,903
    Retained earnings                                                                            180,034         137,846
    Accumulated other comprehensive income (loss)                                                  1,916          (1,258)
                                                                                               ---------       ---------
                                                                                                 282,181         213,720
    Treasury stock at cost: 176,932 and 117,955 shares in 2000 and 1999, respectively                (13)            (13)
                                                                                               ---------       ---------
      Total shareholders' equity                                                                 282,168         213,707
                                                                                               ---------       ---------
      Total liabilities and shareholders' equity                                               $ 423,853       $ 347,890
                                                                                               =========       =========

           See accompanying notes to the consolidated financial statements.

BARR LABORATORIES, INC.
CONSOLIDATED  STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998
(in thousands, except per share amounts)

                                                                                  2000           1999           1998
                                                                                  ----           ----           ----
Revenues:
Product sales (including sales to related parties of $7,479, $6,852 and
$7,537 in 2000, 1999 and 1998, respectively)                                 $ 440,110      $ 415,950      $ 346,638
Development and other revenue                                                   14,584           --             --
Proceeds from supply agreements                                                 27,584         28,083         30,666
                                                                             ---------      ---------      ---------

Total revenues                                                                 482,278        444,033        377,304

Costs and expenses:
Cost of sales                                                                  315,652        301,393        266,002
Selling, general and administrative                                             42,479         40,439         38,990
Research and development                                                        40,451         22,593         18,955
Agreement expenses                                                              18,940           --             --
                                                                             ---------      ---------      ---------

Earnings from operations                                                        64,756         79,608         53,357

Interest income                                                                  5,092          3,180          2,176
Interest expense                                                                 2,405          2,697            858
Other income (expense)                                                             347             36            (17)
                                                                             ---------      ---------      ---------

Earnings before income taxes and extraordinary loss                             67,790         80,127         54,658

Income tax expense                                                              25,448         30,877         21,148
                                                                             ---------      ---------      ---------

Earnings before extraordinary loss                                              42,342         49,250         33,510

Extraordinary loss on early extinguishment of debt, net of taxes                  --             --             (790)
                                                                             ---------      ---------      ---------

Net earnings                                                                 $  42,342      $  49,250      $  32,720
                                                                             =========      =========      =========

                       Earnings per common share:

Earnings before extraordinary loss                                           $    1.23      $    1.45      $    1.02
Net earnings                                                                 $    1.23      $    1.45      $    1.00
                                                                             =========      =========      =========

              Earnings per common share-assuming dilution:

Earnings before extraordinary loss                                           $    1.19      $    1.39      $    0.96
Net earnings                                                                 $    1.19      $    1.39      $    0.94
                                                                             =========      =========      =========

Weighted average shares                                                         34,406         33,877         32,716
                                                                             =========      =========      =========

Weighted average shares-assuming dilution                                       35,715         35,373         34,785
                                                                             =========      =========      =========

        See accompanying notes to the consolidated financial statements.

BARR  LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                       Common                             Additional
                                                       stock                               paid-in              Retained
                                         Shares                        Amount              capital              earnings
                                      ----------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1997                     21,446,053                 $ 214               $46,061               $55,876
Comprehensive income:
Net earnings                                                                                                     32,720
Unrealized loss on marketable
securities, net of tax of $604


Total comprehensive income
Issuance of common
stock for stock offering                      430,000                     4                14,517
Stock issuance costs                                                                         (353)
Issuance of common stock
for exercised stock options
and employees' stock
purchase plans                                548,592                     6                 7,839

-----------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1998                     22,424,645                   224                68,064                88,596
Comprehensive income:
Net earnings                                                                                                     49,250
Unrealized loss on marketable
securities, net of tax of $238


Total comprehensive income
Issuance of common stock
for exercised stock options
and employees' stock
purchase plans                                498,938                     5                 8,839

------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1999                     22,923,583                   229                76,903               137,846
Comprehensive income:
Net earnings                                                                                                     42,342
Unrealized gain on marketable
securities, net of tax of $2,126


Total comprehensive income
Issuance of common stock
for exercised stock options
and employees' stock
purchase plans                                426,947                     5                 6,587
Issuance of warrants                                                                       16,418
Stock split (3-for-2)                      11,654,339                   116                   (27)                 (154)
------------------------------------------------------------------------------------------------------------------------------


BALANCE, JUNE 30, 2000                     35,004,869                 $ 350               $99,881              $180,034
==============================================================================================================================





                                        Accumulated                      Treasury                         Total
                                      other comprehensive                  stock                      shareholders'
                                       (loss) income            Shares               Amount               equity
                                     ----------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997                       $--                 117,955                $ (13)             $102,138
Comprehensive income:
Net earnings                                                                                                 32,720
Unrealized loss on marketable
securities, net of tax of $604               (942)                                                             (942)
                                                                                                      --------------
Total comprehensive income                                                                                   31,778
Issuance of common                                                                                           14,521
stock for stock offering
Stock issuance costs
Issuance of common stock                                                                                       (353)
for exercised stock options
and employees' stock
purchase plans                                                                                                7,845
--------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998                        (942)              117,955                  (13)              155,929
Comprehensive income:
Net earnings                                                                                                 49,250
Unrealized loss on marketable
securities, net of tax of $238                (316)                                                            (316)
                                                                                                      --------------
Total comprehensive income                                                                                   48,934
Issuance of common stock
for exercised stock options
and employees' stock
purchase plans                                                                                                8,844
--------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1999                      (1,258)              117,955                  (13)              213,707
Comprehensive income:
Net earnings                                                                                                 42,342
Unrealized gain on marketable
securities, net of tax of $2,126             3,174                                                            3,174
                                                                                                        --------------
Total comprehensive income                                                                                   45,516
Issuance of common stock
for exercised stock options
and employees' stock
purchase plans                                                                                                6,592
Issuance of warrants                                                                                         16,418
Stock split (3-for-2)                         --                  58,977                 --                     (65)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 2000                      $1,916               176,932                $ (13)             $282,168
===================================================================================================================================


        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998
(IN THOUSANDS OF DOLLARS)



                                                                                           2000            1999             1998
                                                                                           ----            ----             ----
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net earnings                                                                             $  42,342       $  49,250       $  32,720
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization                                                               10,420           9,306           5,521
Deferred income tax (benefit) expense                                                       (4,127)          1,834           3,585
Write-off of deferred financing fees associated with early extinguishment of debt             --              --               195
(Gain) loss on sale of assets                                                                 (470)             11              63
Loss (gain) on sale of marketable securities                                                   122               6              (2)
Fair value of warrants issued                                                               16,418            --              --

Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable and other receivables, net                                             (12,503)         (4,550)        (26,195)
Inventories                                                                                 (1,869)         (3,236)        (18,161)
Prepaid expenses                                                                               128            (750)           (238)
Other assets                                                                                (1,718)           (492)           (389)
Increase (decrease) in:
Accounts payable, accrued liabilities and other                                              8,015         (14,633)         34,940
Income taxes payable                                                                         3,769          (3,178)            963
                                                                                         ---------       ---------       ---------
Net cash provided by operating activities                                                   60,527          33,568          33,002
                                                                                         ---------       ---------       ---------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Purchases of property, plant and equipment                                                 (12,086)        (12,333)        (20,431)
Proceeds from sale of property, plant and equipment                                            287               1             248
Purchases of strategic investments                                                            --            (2,800)         (4,069)
Sales (purchases) of marketable securities, net                                              7,965            (901)         (7,291)
                                                                                         ---------       ---------       ---------
Net cash used in investing activities                                                       (3,834)        (16,033)        (31,543)
                                                                                         ---------       ---------       ---------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Principal payments on long-term debt                                                        (2,165)         (1,968)        (14,939)
Proceeds from loans                                                                           --              --            30,000
Net borrowings under line of credit                                                           --            (2,500)          2,500
Stock issuance costs                                                                          --              --              (353)
Proceeds from stock offering                                                                  --              --            14,521
Fees associated with stock split                                                               (65)           --              --
Proceeds from exercise of stock options and employee stock purchases                         6,592           8,844           7,845
                                                                                         ---------       ---------       ---------
Net cash provided by financing activities                                                    4,362           4,376          39,574
                                                                                         ---------       ---------       ---------
Increase in cash and cash equivalents                                                       61,055          21,911          41,033
Cash and cash equivalents, beginning of year                                                94,867          72,956          31,923
                                                                                         ---------       ---------       ---------
Cash and cash equivalents, end of year                                                   $ 155,922       $  94,867       $  72,956
                                                                                         =========       =========       =========

SUPPLEMENTAL CASH FLOW DATA:
Cash paid during the year
Interest, net of portion capitalized                                                     $   2,438       $   2,727       $     855
Income taxes                                                                                24,946          27,869          13,254

Non-cash transactions
Write-off of equipment & leasehold improvements related to closed facility               $     115       $      83       $    --

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

                  Sherman Delaware, Inc. owned 42.6% of the outstanding common stock of the Company at June 30, 2000. Dr. Bernard C. Sherman is a principal stockholder of Sherman Delaware, Inc. and a Director of Barr Laboratories, Inc.

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

         (c)      Cash and Cash Equivalents

                  Cash equivalents consist of short-term, highly liquid investments (primarily market auction securities with interest rates that are re-set in intervals of 28 to 49 days) which are readily convertible into cash at par value (cost). As of June 30, 2000 and 1999, $74,011 and $28,283, respectively, of the
                  Company's cash was held in an interest- bearing escrow account. Such amounts represent the portion of the Company's payable balance with the Innovator of Tamoxifen, which the Company has decided to secure in connection with its cash management policy.

                  In December 1995, the Company and the Innovator of Tamoxifen entered into an Alternative Collateral Agreement ("Collateral Agreement") which suspends certain sections of the Supply and Distribution Agreement ("Distribution Agreement") entered into by both parties in March 1993. Under the Collateral Agreement, extensions of credit to the Company are no longer required to be secured by a letter of credit or cash collateral. However, the Company may at its discretion maintain a balance in the escrow account based on its short-term cash requirements. All remaining terms of the Distribution Agreement remain in place. In return for the elimination of the cash collateral requirement and in lieu of issuing letters of credit, the Company has agreed to pay the Innovator monthly interest based on the average unsecured monthly Tamoxifen payable balance, as defined in the Collateral Agreement, and maintain compliance with certain financial covenants. The Company was in compliance with such covenants at June 30, 2000.

         (d)      Inventories

                  Inventories are stated at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

         (e)      Property, Plant and Equipment

                  Property, plant and equipment is recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective leases.

                  The estimated useful lives of the major classification of depreciable assets are:

                                                                                               Years
                            Buildings                                                             45
                            Building improvements                                                 10
                            Machinery and equipment                                             3-10
                            Leasehold improvements                                              3-10

                  Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized.

         (f)      Research and Development

                  Research and development costs, which consist principally of product development costs, are charged to operations as incurred.

         (g)      Earnings Per Share

                  On May 31, 2000, the Company's Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend. Approximately 11.6 million additional shares of common stock were distributed on June 29, 2000 to shareholders of record as of June 12, 2000. All applicable prior year share and per share amounts have been adjusted for the stock split.

                  The following is a reconciliation of the numerators and denominators used to calculate Earnings per common share ("EPS") before extraordinary loss in the Consolidated Statements of Operations:

                                                                         2000          1999          1998
                                                                         ----          ----          ----
EARNINGS PER COMMON SHARE:
Earnings before extraordinary loss (numerator)                          $ 42,342      $ 49,250       $33,510

Weighted average shares (denominator)                                     34,406        33,877        32,716

Earnings before extraordinary loss                                        $ 1.23        $ 1.45        $ 1.02
                                                                      ===========   ===========   ===========


EARNINGS PER COMMON SHARE - ASSUMING DILUTION:
Earnings before extraordinary loss (numerator)                          $ 42,342      $ 49,250       $33,510

Weighted average shares                                                   34,406        33,877        32,716
Effect of dilutive options                                                 1,309         1,496         2,069
                                                                      -----------   -----------   -----------

Weighted averages shares- assuming dilution (denominator)                 35,715        35,373        34,785

Earnings before extraordinary loss                                        $ 1.19        $ 1.39        $ 0.96
                                                                      ===========   ===========   ===========

Share amounts in thousands

                  During the years ended June 30, 2000, 1999 and 1998, there were 1,560, 819 and 289 respectively, of outstanding options and warrants that were not included in the computation of diluted EPS, because their respective exercise prices were greater than the average market price of the common stock for the period.

         (h)      Deferred Financing Fees

                  All debt issuance costs are being amortized on a straight-line basis over the life of the related debt, which matures in 2002, 2004 and 2007. The unamortized amounts of $238 and $305 at June 30, 2000 and 1999, respectively, are included in other assets in the Consolidated Balance Sheets.

                  In connection with the November 1997 early extinguishment of the then remaining $14,400 10.15% Senior Secured Notes, the Company wrote off $195 in deferred financing fees in the year ended June 30, 1998 (See Note 8 to the Consolidated Financial Statements).

         (i)      Fair Value of Financial Instruments

                  Cash, Accounts Receivable, Other Receivables and Accounts Payable - The carrying amounts of these items are a reasonable estimate of their fair value.

                  Marketable Securities - Marketable securities are recorded at their fair value (See Note 7 to the Consolidated Financial Statements).

                  Other Assets - Investments in strategic collaborations that do not have a readily determinable market value are recorded at cost as it is a reasonable estimate of fair value (See Note 7 to the Consolidated Financial Statements).

                  Long-Term Debt - The fair value at June 30, 2000 and 1999 is estimated at $30 million and $32 million, respectively. Estimates were determined by discounting the future cash flows using rates currently available to the Company.

                  The fair value estimates presented herein are based on pertinent information available to management as of June 30, 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

         (j)      Use of Estimates in the Preparation of Financial Statements

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures; actual results may differ substantially.

         (k)      Revenue Recognition

                  The Company recognizes product sales revenue when goods are shipped. Development and other revenue and supply agreement revenue is recognized when earned.

         (l)      Segment Reporting

                  The Company operates in one reportable segment - the development, manufacture and marketing of generic and proprietary pharmaceuticals.

                  The Company's manufacturing plants are located in New Jersey, New York and Virginia and its products are sold throughout the United States and Puerto Rico, primarily to wholesale and retail distributors. In fiscal 2000, 1999 and 1998, a customer accounted for approximately 16%, 14% and 12% of product sales, respectively. No other customer accounted for greater than 10% of product sales in any of the last three fiscal years.

         (m)      New Accounting Pronouncements

                  Derivative Instruments

                  On June 15, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 until the Company's fiscal year 2001. The Company has evaluated this statement and determined that implementation will not have a material impact on the Company's existing accounting policies and financial reporting disclosures.

                  Revenue Recognition

                  In December 1999, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements" which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The effective date of this bulletin is no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company is currently evaluating this bulletin and its impact on the Company's existing accounting policies and financial reporting disclosures.

(2)      DUPONT PHARMACEUTICALS COMPANY STRATEGIC ALLIANCE

         On March 20, 2000, the Company signed definitive agreements to establish a strategic relationship with DuPont Pharmaceuticals Company ("DuPont") to develop, market and promote several proprietary products and to terminate all litigation between the two companies.

         Development and Other Revenue

         In connection with a proprietary product development funding agreement ("Product Development Agreement"), DuPont may invest up to $45 million over three years to support the development of three of the Company's proprietary products. All amounts earned under the Product Development Agreement will be recorded as development and other revenue. Upon approval of the products, Barr will be responsible for marketing the products and DuPont may receive royalties based on product sales. In connection with the Product Development Agreement, the Company recorded $8 million as development and other revenue for the year ended June 30, 2000.

         In a second agreement, DuPont will assume responsibility for sales and marketing support of an undisclosed proprietary product that Barr expects to launch in the first calendar quarter of 2001 ("Development and Marketing Agreement"). In connection with this Development and Marketing Agreement, DuPont will make milestone payments of up to $9 million over five quarters. For the year ended June 30, 2000, the Company recorded $4 million as development and other revenue related to this agreement.

         Under the terms of a third agreement, Barr will become the sole distributor in the United States and Canada of DuPont's Viaspan(R) organ transplant preservation agent ("Viaspan Agreement"). During a transition period, that ended July 31, 2000, DuPont remained the distributor of Viaspan and will pay a fee to Barr based on a defined formula ("Transition Revenue"). Such Transition Revenue is included in development and other revenue. For the year ended June 30, 2000, the Company recorded approximately $2.6 million as development and other revenue related to the Viaspan Agreement. Beginning August 1, 2000, Barr assumed responsibility for distributing the product and will record product sales and related costs in its Consolidated Statements of Operations.

         Warrants

         In connection with the strategic alliance, the Company issued two warrants granting DuPont the right to purchase 750,000 shares of Barr's common stock at $31.33 per share and 750,000 shares at $38.00 per share, respectively. Each warrant is immediately exercisable and has a four-year term. In connection with the issuance of such warrants, the Company recorded a one-time, non-cash charge of approximately $16.4 million. This non-recurring amount is recorded as part of the agreement expenses in the Consolidated Statements of Operations for the year ended June 30, 2000. The charge was calculated using a Black-Scholes option pricing model.

(3)      PROCEEDS FROM SUPPLY AGREEMENTS

         In January 1997, Bayer AG and Bayer Corporation ("Bayer") and the Company reached an agreement to settle the then pending litigation regarding Bayer's patent protecting Ciprofloxacin hydrochloride ("Settlement Agreement"). The Company and its partner signed a contingent, non-exclusive Supply Agreement ("Supply Agreement") which ends at patent expiry in December 2003. In accordance with the Supply Agreement, the Company recognizes income and a related receivable on a monthly basis, as certain contingencies are met. Collection of these receivables occurs quarterly. Further, the Supply Agreement provides that six months prior to patent expiry, the Company and its partner can begin distributing Ciprofloxacin.

         Also included in proceeds from supply agreements for the years ended June 30, 1999 and 1998 is $1,500 and $4,500, respectively, received under a separate contingent supply agreement with an unrelated party relating to the Ciprofloxacin patent challenge.

(4)      AGREEMENT EXPENSES

         Agreement expenses of $18,940 ($0.33 per share after tax) consist of a one-time non-cash charge of $16.4 million associated with the issuance of 1.5 million warrants (See Note 2 to the Consolidated Financial Statements) and approximately $2,500 in one-time legal charges, primarily related to a special fee paid to the Company's outside legal counsel, associated with finalizing the Company's definitive agreements with DuPont.

(5)      INVENTORIES

         A summary of inventories is as follows:

                                                 June 30,
                                -------------------------------------
                                     2000                    1999
                                ------------             ------------
Raw materials and supplies      $     16,884             $     15,790
Work-in-process                        5,102                    7,957
Finished goods                        57,496                   53,866
                                ------------             ------------
                                $     79,482             $     77,613
                                ============             ============


         Tamoxifen Citrate, purchased as a finished product, accounted for $42,730 and $43,040 of finished goods inventory at June 30, 2000 and 1999, respectively.

(6)      PROPERTY, PLANT AND EQUIPMENT

         A summary of property, plant and equipment is as follows:







                                                     June 30,
                                          -----------------------------
                                                2000            1999
                                                ----            ----

     Land                                      $ 3,408         $ 3,256
     Buildings and improvements                 64,649          57,669
     Machinery and equipment                    72,886          69,789
     Leasehold improvements                      1,288           1,665
     Automobiles and trucks                         68              68
     Construction in progress                    3,823           7,041
                                          -------------   -------------
                                               146,122         139,488
     Less: Accumulated
     depreciation & amortization                50,826          45,724
                                          -------------   -------------
                                              $ 95,296        $ 93,764
                                          =============   =============

         For the years ended June 30, 2000, 1999 and 1998, $136, $205 and $2,047 of interest was capitalized, respectively.

(7)      MARKETABLE SECURITIES & OTHER ASSETS

         The Company's investments in marketable securities and certain other assets are classified as "available for sale" and, accordingly, are recorded at current market value with offsetting adjustments to shareholders' equity, net of income taxes.

         Marketable securities include investments in a short duration portfolio of corporate and government debt. The debt securities will be held for less than one year and are therefore, recorded as a current asset in the Consolidated Balance Sheets.

         Other assets include equity securities that represent the Company's investments in Warner Chilcott plc. ("Warner Chilcott") and Halsey Drug Co., Inc. ("Halsey").

         Warner Chilcott plc.

         On August 13, 1997, Barr made a strategic investment in Warner Chilcott, a developer, marketer, and distributor of specialty pharmaceutical products. In connection with Warner Chilcott's Initial Public Offering ("Offering"), the Company acquired 250,000 Ordinary Shares represented by 250,000 American Depository Shares ("ADSs") at a price equal to the initial public offering price less underwriting discounts and commissions. The initial investment totaled $4,069. In addition, the Company was granted warrants to purchase an additional 250,000 shares in the form of ADSs. Beginning on the first anniversary of the Offering and annually thereafter for the next three years, one-fourth of the warrants will be exercisable by Barr. If Barr does not exercise in full the portion of the warrant exercisable during any one year, such portion of the warrant will terminate. The Company elected not to exercise the first portion of the warrants because the warrants' exercise price exceeded the then market price, and as a result, such portion of the warrants terminated. The Company exercised the second portion on August 7, 2000.

         Halsey Drug Co., Inc.

         In April 1999, the Company sold its rights to several pharmaceutical products to Halsey in exchange for 500,000 warrants exercisable for 500,000 shares of Halsey's common stock at $1.06 per share. The warrants expire in April 2004. In connection with this sale, the Company recorded an investment in warrants and realized a gain of $343. The Company has valued the warrants at their fair value using the Black-Scholes option-pricing model.

         Other Investments

         Also included in other assets is the Company's investment of $2,250 in Gynetics, Inc., a private company that develops and markets pharmaceutical products and medical devices to advance the healthcare of women and an investment of $550 in another private company with whom the Company will work in connection with another one of its proprietary products. These investments are recorded at cost in the Consolidated Balance Sheets.

         The amortized cost and estimated market values of the securities at June 30, 2000 and 1999 are as follows:







                                               GROSS         GROSS
                                 AMORTIZED   UNREALIZED   UNREALIZED     MARKET
JUNE 30, 1999                      COST        GAINS        LOSSES       VALUE
-------------                      ----        -----        ------       -----
Debt securities:
U.S. Government securities        $  101        $ --        $    5       $   96
Equity securities                  4,412        3,206         --          7,618
                                  ------       ------       ------       ------
Total securities                  $4,513       $3,206       $    5       $7,714
                                  ======       ======       ======       ======

                                               GROSS         GROSS
                                 AMORTIZED   UNREALIZED   UNREALIZED     MARKET
JUNE 30, 1999                      COST        GAINS        LOSSES       VALUE
-------------                      ----        -----        ------       -----
Debt securities:
U.S. Government securities      $ 5,954        $  --      $    55      $ 5,899
Corporate bonds                   2,235            1            8        2,228
                                -------      -------      -------      -------
Total debt securities             8,189            1           63        8,127
Equity securities                 4,069           --        2,038        2,031
                                -------      -------      -------      -------
Total securities                $12,258      $     1      $ 2,101      $10,158
                                =======      =======      =======      =======



         Proceeds of $52,916 and $9,446, which include a loss of $122 and $6, respectively, were received on the sales of marketable securities in the years ended June 30, 2000 and 1999, respectively. The cost of investments sold is determined by the specific identification method.

(8)      LONG-TERM DEBT

         A summary of long-term debt is as follows:







                                                         June 30,
                                              ------------------------------
                                                   2000          1999
                                                   ----          ----
New Jersey Economic Development
Authority Bond (a)                                $  --        $   241
Senior unsecured notes (b)                         27,143       28,571
Equipment financing (c)                             2,865        3,361
Unsecured revolving credit facility (d)              --           --
                                                  -------      -------
                                                   30,008       32,173

Less: Current installments of long-term debt        1,924        2,165
                                                  -------      -------
Total long-term debt                              $28,084      $30,008
                                                  =======      =======


(a) The New Jersey Economic Development Authority Bond was payable to a bank. Such loan was secured by a first mortgage on land, building and improvements on the facility located at 265 Livingston Street. Interest was charged at 75% of the bank's prime rate. The final installment of $220 was paid in January 2000.

(b) In November 1997, the Company refinanced $14,400 of outstanding Senior Secured Notes with $30,000 of Senior Unsecured Notes with an average interest rate of 6.88% per year. The cash payment of $16,055 included the outstanding principal of $14,400, a prepayment penalty of $1,087 and accrued interest through November 18, 1997 of $568. The prepayment penalty of $1,087 and the related write-off of approximately $195 in previously deferred financing costs resulted in an extraordinary loss. This extraordinary loss from early extinguishment of debt, net of taxes of $492, was $790 or $0.02 per share. The Senior Unsecured Notes of $30,000 include a $20,000, 7.01% Note due November 18, 2007 and $10,000, 6.61% Notes due November 18, 2004. Annual principal payments under the Notes total $1,429 through November 2002, $5,429 in 2003 and 2004, and $4,000 in 2005 through 2007.

                  The Senior Unsecured Notes contain certain financial covenants including restrictions on dividend payments not to exceed $10 million plus 75% of consolidated net earnings subsequent to June 30, 1997. The Company was in compliance with all such covenants as of June 30, 2000.

(c) In April 1996, the Company signed a Loan and Security Agreement with BankAmerica Leasing and Capital Group that provided the Company up to $18,750 in financing for equipment to be purchased through October 1997. Notes entered into under this agreement require no principal payment for the first two quarters; bear interest quarterly at a rate equal to the London Interbank Offer Rate (LIBOR) plus 125 basis points; and have a term of 72 months. LIBOR was 6.769% and 5.368% at June 30, 2000 and June 30, 1999, respectively.

(d) The Company currently has no outstanding borrowings under its $20,000 Unsecured Revolving Credit Facility ("Revolver") with Bank of America, National Association. Borrowings under this facility bear interest at either prime or LIBOR plus 0.75%. In addition, the Company is required to pay a commitment fee equal to .25% of the difference between the outstanding borrowings and $20,000. In December 1999, the term of the Revolver was extended to December 31, 2001.

         Principal maturities of existing long-term debt for the next five years and thereafter are as follows:

                                   Year Ending
                                    June 30,
                                   -----------
                                     2001                          $1,924
                                     2002                           3,184
                                     2003                           2,042
                                     2004                           5,429
                                     2005                           5,429
                                   Thereafter                      12,000

(9)      RELATED-PARTY TRANSACTIONS

         The Company's related-party transactions were with affiliated companies of Dr. Bernard C. Sherman. During the years ended June 30, 2000, 1999 and 1998, the Company purchased $2,716, $1,134 and $1,799, respectively, of bulk pharmaceutical material from such companies. In addition, the Company sold certain of its pharmaceutical products and bulk pharmaceutical materials to two other companies owned by Dr. Sherman. During fiscal 1996, the Company also entered into a multi-year agreement with a Company owned by Dr. Sherman to share litigation and development costs in connection with one of its patent challenges. For the years ended June 30, 2000, 1999 and 1998, the Company recorded $668, $1,438 and $1,170, respectively, in connection with such agreement as a reduction to selling, general and administrative expenses and research and development expenses.

         During the years ended June 30, 2000, 1999 and 1998, the Company's founder and Vice Chairman, Edwin A. Cohen, earned $200, $200 and $250, respectively, under a consulting agreement, which expires on June 30, 2002.

(10)     INCOME TAXES

         A summary of the components of income tax expense is as follows:


                         Year Ended June 30,
                -------------------------------------
                2000            1999            1998
                ----            ----            ----
Current:
Federal        $ 25,475       $ 25,173      $ 15,504
State             4,100          3,870         1,567
               --------       --------      --------
                 29,575         29,043        17,071
               --------       --------      --------

Deferred:
Federal          (3,577)         1,588         3,103
State              (550)           246           482
               --------       --------      --------
                 (4,127)         1,834         3,585
               --------       --------      --------
Total          $ 25,448       $ 30,877      $ 20,656
               ========       ========      ========

Income tax expense for the years ended June 30, 2000, 1999 and 1998 is included in the financial statements as follows:

                                                   Year Ended June 30,
                                         --------------------------------------
                                           2000           1999           1998
                                         --------       --------       --------

Continuing operations                    $ 25,448       $ 30,877       $ 21,148
Extraordinary loss on early
extinguishment of debt                       --             --             (492)
                                         --------       --------       --------
                                         $ 25,448       $ 30,877       $ 20,656
                                         ========       ========       ========


The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate to earnings before income taxes due to the following:

                                                      Year Ended June 30,
                                            -------------------------------------
                                              2000           1999          1998
                                            --------       --------      --------

Federal income taxes at statutory rate      $ 23,726       $ 28,044      $ 18,681
State income taxes,
net of federal income tax effect               2,307          2,675         1,332
Other, net                                      (585)           158           643
                                            --------       --------      --------
                                            $ 25,448       $ 30,877      $ 20,656
                                            ========       ========      ========


The temporary differences that give rise to deferred tax assets and liabilities as of June 30, 2000 and 1999 are as follows:


                                      2000           1999
                                    --------       --------
Deferred tax assets:
Receivable reserves                 $  2,313       $    900
Inventory reserves                       620          2,290
Inventory capitalization                 895            385
Investments*                            --              842
Other operating reserves               2,443          2,471
Warrants issued                        6,610           --
                                    --------       --------
Total deferred tax assets             12,881          6,888

Deferred tax liabilities:
Plant and equipment                   (6,384)        (4,173)
Proceeds from supply agreement        (6,576)        (6,319)
Other operating reserves                (240)          --
Investments*                          (1,283)          --
                                    --------       --------

Total deferred tax liabilities       (14,483)       (10,492)
                                    --------       --------

Net deferred tax liability          $ (1,602)      $ (3,604)
                                    ========       ========

*    Tax effects are reflected directly in equity


As of June 30, 2000, the Company has capital loss carryforwards of $151, expiring in 2004 and 2005.

(11)     SHAREHOLDERS' EQUITY

         Employee Stock Option Plans

         The Company has two stock option plans, the 1993 Stock Incentive Plan (the "1993 Option Plan") and the 1986 Option Plan, which were approved by the shareholders and which authorize the granting of options to officers and certain key employees to purchase the Company's common stock at a price equal to the market price on the date of grant. Effective June 30, 1996, options are no longer granted under the 1986 Option Plan. For fiscal 2000, 1999 and 1998, there were no options that expired under this plan.

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

         A summary of the activity resulting from all plans, adjusted for the June 2000 3-for-2 stock split, is as follows:


                                                              WEIGHTED-AVERAGE
                                               NO. OF SHARES   OPTION PRICE
                                               -------------  ----------------
Outstanding at 6/30/97                           2,978,086       $ 8.55
Granted                                            293,250        26.39
Canceled                                           (58,488)       15.07
Exercised                                         (701,117)        4.82
                                                 ---------
Outstanding at 6/30/98                           2,511,731         9.05

Granted                                            417,000        22.75
Canceled                                           (48,864)       21.69
Exercised                                         (644,566)        4.67
                                                 ---------
Outstanding at 6/30/99                           2,235,301        12.59

Granted                                            617,516        24.07
Canceled                                            (5,947)       26.20
Exercised                                         (515,575)        7.76
                                                 ---------
Outstanding at 6/30/00                           2,331,295       $16.67
                                                 =========

Available for grant (6,243,750 authorized)         658,173

Exercisable at 6/30/00                           1,366,460       $11.56

Non-Employee Directors' Stock Option Plan

During fiscal year 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). This formula plan, among other things, enhances the Company's ability to attract and retain experienced directors. In December 1998, the number of shares which each non-employee director is optioned was decreased from 11,250 to 7,500 shares on the grant date. In October 1999, the number of shares which each non-employee director is optioned was decreased from 7,500 to 5,000 shares on the grant date. Effective October 2000, the number of shares which each non-employee director is optioned is 7,500 shares on the grant date.

All options granted under the Directors' Plan have ten-year terms and are exercisable at an option exercise price equal to the market price of the common stock on the date of grant. Each option is exercisable on the date of the first annual shareholders' meeting immediately following the date of grant of the option, provided there has been no interruption of the optionee's service on the Board before that date. The following is a summary of activity adjusted for the June 2000 3-for-2 stock split, for the three fiscal years ended June 30, 2000:


                                                                WEIGHTED-AVERAGE
                                            NO. OF SHARES         OPTION PRICE
                                            -------------       ----------------
Outstanding at 6/30/97                         365,250              $ 8.07
Granted                                        101,250               24.00
Canceled                                       (16,875)              24.00
Exercised                                      (57,000)               6.60
                                               -------
Outstanding at 6/30/98                         392,625               11.70

Granted                                         56,250               32.42
Exercised                                      (43,875)               7.88
                                               -------
Outstanding at 6/30/99                         405,000               14.99

Granted                                         37,500               19.96
Exercised                                      (52,500)               8.30
                                               -------
Outstanding at 6/30/00                         390,000              $16.37
                                               =======

Available for grant (843,750 authorized)       240,375

Exercisable at 6/30/00                         352,500              $15.99

Employee Stock Purchase Plan

During fiscal 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Employee Stock Purchase Plan (the "Purchase Plan") to offer employees an inducement to acquire an ownership interest in the Company. The Purchase Plan permits eligible employees to purchase, through regular payroll deductions, an aggregate of 675,000 shares of common stock at approximately 85% of the fair market value of such shares. Under the Plan, purchases were 60,874, 59,965 and 64,771 shares for the years ended June 30, 2000, 1999 and 1998, respectively.

Accounting for Stock-Based Compensation Plans

The Company applies APB No. 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                             2000         1999        1998
                                            -------     -------     -------
Net earnings                 As reported    $42,342     $49,250     $32,720
                             Pro forma      $39,398     $46,940     $30,752

Net earnings per share       As reported    $  1.23     $  1.45     $  1.00
                             Pro forma      $  1.15     $  1.39     $  0.94

Net earnings per share-      As reported    $  1.19     $  1.39     $  0.94
assuming dilution            Pro forma      $  1.10     $  1.33     $  0.89



The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2000, 1999 and 1998, respectively: dividend yield of 0%; expected volatility of 50.6%, 48.9% and 42.1%; weighted-average risk-free interest rates of 5.8%, 4.7% and 5.9%; and expected option life of 3 years for the 1993 Option Plan and 4 years for the Directors' Plan.

The following table summarizes information about stock options outstanding at June 30, 2000:



                                         Options Outstanding                                Options Exercisable
                         -----------------------------------------------------        ----------------------------------

                                                  Weighted
         Range of               Number             Average             Weighted              Number          Weighted
         Exercise            Outstanding          Remaining             Average           Exercisable        Average
          Prices              at 6/30/00      Contractual Life      Exercise Price         at 6/30/00     Exercise Price
          ------             -----------      ----------------      --------------        -----------     --------------

       $ 3.03 - 7.58            925,184             4.43                 $6.44               925,184          $6.44
        11.50 - 14.74           373,285             6.27                 12.51               373,285          12.51
        19.60 - 24.89         1,118,218             8.72                 23.44               203,325          23.21
        26.02 - 32.41           304,608             7.43                 27.57               217,166          28.00
                              ---------                                                    ---------
                              2,721,295                                                    1,718,960
                              =========                                                    =========

(12)     SAVINGS AND RETIREMENT PLAN

The Company has a savings and retirement plan (the "401(k) Plan") which is intended to qualify under Section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the 401(k) Plan in the first month following the month of hire. Participating employees may contribute up to a maximum of 12% of their earnings before or after taxes. The Company is required, pursuant to the terms of its union contract, to contribute to each union employee's account an amount equal to the 2% minimum contribution made by such employee. The Company may, at its discretion, contribute a percentage of the amount contributed by an employee to the 401(k) Plan up to a maximum of 10% of such employee's compensation. Participants are always fully vested with respect to their own contributions and any profits arising therefrom. Participants become fully vested in the Company's contributions and related earnings after five full years of employment.

The Company's contributions to the 401(k) Plan were $2,608, $2,292 and $2,194 for the years ended June 30, 2000, 1999 and 1998, respectively.

In Fiscal 2000, the Board of Directors approved a non-qualified plan ("Excess Plan") that enables certain executives to defer up to 10% of their compensation in excess of the qualified plan. The Company may, at its discretion, contribute a percentage of the amount contributed by the individuals covered under this Excess Plan to a maximum of 10% of such individual's compensation. In fiscal 2000, the Company chose to make contributions at the 10% rate to this plan. As of June 30, 2000, the Company had recorded an asset and liability for the Excess Plan of $422.

(13)     OTHER INCOME (EXPENSE)

A summary of other income (expense) is as follows:



                                                Year Ended June 30,
                                           -----------------------------
                                            2000        1999        1998
                                           -----       -----       -----

Net gain (loss) on sale of assets          $ 470       $ (11)      $ (63)
Net (loss) gain on sale of securities       (141)        (11)          2
Other                                         18          58          44
                                           -----       -----       -----
Other income (expense)                     $ 347       $  36       $ (17)
                                           =====       =====       =====

(14)     COMMITMENTS AND CONTINGENCIES

The Company is party to various operating leases which relate to the rental of office facilities and equipment. The Company believes it will be able to extend such leases, if necessary. Rent expense charged to operations was $1,069, $1,099 and $1,493 in fiscal 2000, 1999 and 1998, respectively. Future minimum rental payments, exclusive of taxes, insurance and other costs under noncancellable long-term operating lease commitments, are as follows:


                          Minimum
     Year Ending           Rental
       June 30,           Payments
     -----------         ---------
         2001              $ 614
         2002                185
         2003                159
         2004                148
         2005                110

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

Class Action Lawsuits

On July 14, 2000, Louisiana Wholesale Drug Co. filed a class action complaint in the United States District Court for the Southern District of New York against Bayer Corporation, the Rugby Group and the Company. The complaint alleges that the Company and the Rugby Group agreed with Bayer Corporation not to compete with a generic version of Ciprofloxacin (Cipro(R)) pursuant to an anti-competitive agreement between the defendants. The plaintiff purports to bring claims on behalf of all direct purchasers of Cipro from 1997 to present. On August 1, 2000, Maria Locurto filed a similar class action complaint in the United States District Court for the Eastern Division of New York. On August 4, 2000, Ann Stuart, et al filed a class action complaint in the Superior Court of New Jersey, Law Division, Camden County. This complaint alleges violations of New Jersey statutes relating to the Cipro agreement.

The Company believes that its agreement with Bayer Corporation is a valid settlement to a patent suit and cannot form the basis of an antitrust claim. Although it is not possible to forecast the outcome of these matters, the Company intends to vigorously defend itself. It is anticipated that these matters may take several years to be resolved but an adverse judgment could have a material adverse impact on the Company's financial statements.

Invamed, Inc./Apothecon, Inc. Lawsuit

In February 1998 and May 1999, Invamed, Inc., which has since been acquired by Geneva Pharmaceuticals, Inc., a division of Novartis AG ("Invamed"), and Apothecon, Inc., a division of Bristol-Meyers Squibb, Inc. ("Apothecon"), respectively, named the Company and several others as defendants in lawsuits filed in the United States District Court for the Southern District of New York, charging that the Company unlawfully blocked access to the raw material source for Warfarin Sodium. The Company believes that these suits are without merit and intends to defend its position vigorously. These actions are currently in the discovery stage. It is anticipated that this matter may take several years to be resolved but an adverse judgment could have a material adverse impact on the Company's consolidated financial statements.

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

Other Litigation

As of June 2000, the Company was involved with other lawsuits incidental to its business, including patent infringement actions. Management of the Company, based on the advice of legal counsel, believes that the ultimate disposition of such other lawsuits will not have any significant adverse effect on the Company's consolidated financial statements.

(15)     FOURTH QUARTER CHARGE FOR FISCAL 1998

During the quarter ended June 1998, the Company recorded a $1.2 million restructuring charge which is included in selling, general and administrative expenses in the Consolidated Statements of Operations. Approximately half of this charge related to the write-off of equipment and leasehold improvements in connection with the closing of a leased New Jersey packaging facility, for which the operations have been relocated to other company facilities. The remainder related to severance related expenses for certain operations employees, primarily those affiliated with the closed facility. As of June 30, 1999, the 1998 fourth quarter restructuring plan was completed and all payments were made.

(16)     QUARTERLY DATA (UNAUDITED)

A summary of the quarterly results of operations is as follows:



                                                                     Three Month Period Ended
                                                   -------------------------------------------------------------
                                                     Sept. 30         Dec. 31         Mar. 31        June 30
                                                   -------------------------------------------------------------
Fiscal Year 2000:
Total revenues                                     $    98,853     $   120,820      $   135,760      $   126,845
Cost of sales                                           61,973          81,326           92,889           79,464

Net earnings                                            11,493          12,394            2,667           15,788

Earnings per common share - assuming dilution

Net earnings (1)(3)                                $      0.32     $      0.35      $      0.07      $      0.44
                                                   ===========     ===========      ===========      ===========

Price Range of Common Stock (2)
High                                               $     26.75     $     23.50      $     33.92      $     45.88
Low                                                      18.88           19.00            20.00            25.38


Fiscal Year 1999:
Total revenues                                     $    97,149     $   109,220      $   122,572      $   115,092
Cost of sales                                           63,908          73,920           87,968           75,597

Net earnings                                            11,204          12,281           12,662           13,103

Earnings per common share - assuming dilution

Net earnings (1)                                   $      0.32     $      0.35      $      0.36      $      0.37
                                                   ===========     ===========      ===========      ===========

Price Range of Common Stock (2)
High                                               $     26.50     $     33.17      $     32.37      $     27.00
Low                                                      16.46           16.59            18.92            19.00

(1) The sum of the individual quarters may not equal the full year amounts due to the effects of the market prices in the application of the treasury stock method. During its two most recent fiscal years, the Company paid no cash dividend.

(2) The Company's common stock is listed and traded on the New York Stock Exchange (BRL). At June 30, 2000, there were approximately 669 shareholders of record of common stock. The Company believes that a significant number of beneficial owners hold their shares in street names.

(3) The quarter ended March 31, 2000 includes a non-recurring charge of $18,940 for agreement expenses ($11.8 million after tax or $0.33 per share) (See
     Note 2 to the Consolidated Financial Statements).

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Barr Laboratories, Inc.:

We have audited the accompanying consolidated balance sheets of Barr Laboratories, Inc. and subsidiaries (the "Company") as of June 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Barr Laboratories, Inc. and subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
August 7, 2000

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

/s/ Bruce L. Downey
Chairman of the Board and Chief Executive Officer

ITEM 6.  SELECTED FINANCIAL DATA
(in thousands of dollars, except per share amounts)


                                                                            YEAR ENDED JUNE 30,
                                             ---------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS                      2000            1999           1998            1997              1996
------------------------------------------------------------------------------------------------------------------------------

Total revenues                               $482,278       $444,033      $ 377,304        $284,486          $232,224
Earnings before income taxes and
extraordinary loss                             67,790(1)      80,127         54,658          32,050            11,509

Income tax expense                             25,448         30,877         21,148          12,603             4,368

Earnings before extraordinary loss             42,342(1)      49,250         33,510          19,447             7,141

Net earnings                                   42,342(1)      49,250         32,720(3)       19,447             7,016(4)

Earnings per common share:
Earnings before extraordinary loss               1.23(1)        1.45(2)        1.02(2)         0.61(2)           0.23(2)(5)

Earnings per common share assuming dilution:
Earnings before extraordinary loss               1.19(1)        1.39(2)        0.96(2)         0.58(2)           0.22(2)(5)

Net earnings  (6)                                1.19(1)        1.39(2)        0.94(2)(3)      0.58(2)           0.21(2)(4)(5)


BALANCE SHEET DATA                             2000           1999           1998            1997              1996
                                             ------------------------------------------------------------------------
Working capital                              $202,892      $ 146,863       $ 95,281        $ 41,807          $ 52,985
Total assets                                  423,853        347,890        310,851         202,845           169,220
Long-term debt (7)                             28,084         30,008         32,174          14,941            17,709
Shareholders' equity (8)                      282,168        213,707        155,929         102,138            80,161



(1) Includes a non-recurring charge of $18,940 for agreement expenses ($11.8 million after tax or $0.33 per share).

(2) Amounts have been adjusted for the June 2000 3-for-2 stock split effected in the form of a 50% stock dividend.

(3) Fiscal 1998 includes the effect of a $790 ($0.02 per share) extraordinary loss (net of tax of $492) on early extinguishment of debt (See Note 8 to the Consolidated Financial Statements).

(4) Fiscal 1996 includes the effect of a $125 ($0.01 per share) extraordinary loss (net of tax of $76) on early extinguishment of debt.

(5) Amounts have been adjusted for the May 1997 3-for-2 stock split effected in the form of a 50% stock dividend.

(6) Fiscal 1997 and 1996 earnings per share amounts have been restated to conform with the provisions of Statement of Financial Accounting Standards No. 128 "Earnings per Share."

(7) Excludes current installments (See Note 8 to the Consolidated Financial Statements).

(8)  The Company has not paid a cash dividend in any of the above years.