Form 10-K405/A, Exhibit 13
period 2000-06-30
BARR LABORATORIES INC
filed 2001-05-15
CIK 10081

                                                                      EXHIBIT 13

ITEM 7.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(thousands of dollars)

As discussed in Note 1 in the Consolidated Financial Statements, the financial statements have been restated. This restatement results from a revision in the Company's method of accounting for the warrants issued to DuPont Pharmaceuticals Company entered into in connection with the strategic alliance executed in March 2000. In addition, the Company reclassified proceeds from supply agreements from revenue to proceeds from patent challenge settlement. The accompanying information has been amended to reflect the restatement and reclassification.

Results of Operations
Fiscal 2000 to Fiscal 1999

Product sales increased approximately 6% from $415,950 to $440,110.

Tamoxifen sales increased 8% from $275,127 to $297,395. The increase was attributable to higher prices and an expansion in the use of Tamoxifen. In October 1998, Tamoxifen was approved to reduce the incidence of breast cancer in women at high risk of developing the disease. Tamoxifen is a patent protected product manufactured for the Company by AstraZeneca, the innovator. Currently, the Company is the only distributor of Tamoxifen in the U.S. other than AstraZeneca, whose product is sold under the brand name Nolvadex. In fiscal 2000, Tamoxifen accounted for 68% of product sales versus 66% in fiscal 1999.

The prior year's sales included $6,373 of Minocycline sales which the Company discontinued selling in late 1999 due to deteriorating market conditions.

Other product sales increased 6% from $134,450 to $142,583. The increase was attributable to sales of Warfarin Sodium, Medroxyprogesterone Acetate, Methotrexate, Naltrexone, Trazodone and Hydroxyurea. Warfarin Sodium sales accounted for approximately 14% of total product sales, which was a slight decline from 15% in the prior year. Barr ended the fiscal year with approximately 27% of all brand and generic Warfarin Sodium unit sales.

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

Selling, general and administrative expenses increased from $40,439 to $45,000. The increase was primarily due to legal costs related to litigation with DuPont that was resolved in March 2000, approximately $2,500 in one time legal charges associated with finalizing the Company's definitive agreements with DuPont and to ongoing patent challenges. Also, the prior year included approximately $1,700 related to the Company's share of the $4,000 payment received from Eli Lilly & Company for reimbursement of legal costs incurred as part of the agreement to take the Prozac(TM) case directly to the court of appeals.

Research and development expenses increased from $22,593 to $40,451. Over 60% of the increase in research and development spending was attributable to increased payments to clinical research organizations for clinical and bio-study services. The balance of the increase is mainly related to higher personnel costs which support an increased number of products in development and higher costs associated with the Company's proprietary drug development efforts. Also, the prior year included $646 related to a proprietary product collaboration with Eastern Virginia Medical School. The increased level of spending during the fiscal year ended June 30, 2000, enabled the Company to file fifteen applications with the U.S. Food and Drug Administration and initiate Phase III clinical studies for two proprietary products.

Proceeds from patent challenge settlement decreased $499, as expected, since proceeds recognized in the prior year under a separate contingent supply agreement related to the Ciprofloxacin litigation ceased.

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

Results of Operations
---------------------
Fiscal 1999 to Fiscal 1998
--------------------------

Product sales increased 20% from $346,638 to $415,950. This increase is attributable to increased sales of Tamoxifen, Warfarin Sodium, Naltrexone, Hydroxyurea and various hormonal products that were launched throughout fiscal 1998 and 1999.

Tamoxifen sales increased 16% from $236,587 to $275,127 due to increased volume and, to a lesser extent, higher prices. Increased volumes appear to be related to investment buying and increased usage in the product from the expansion of Tamoxifen's indication for the reduction in the incidence of breast cancer in women at high risk for developing the disease. Investment buying generally refers to the decision by customers to increase their purchases above their anticipated immediate needs in order to buy ahead of expected future price increases. Higher prices are the result of 4% price increases in April 1998 and May 1999. Tamoxifen is a patent protected product manufactured for the Company by AstraZeneca. Currently, the Company is the only distributor of Tamoxifen in the U.S. other than AstraZeneca whose product is sold under the brand name Nolvadex. In fiscal 1999, Tamoxifen accounted for 66% of product sales versus 68% in fiscal 1998.

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

Cost of sales increased from $266,002 to $301,393, due to increased product sales, but decreased as a percentage of product sales from 76.7% to 72.5%. The Company's product margins are dependent upon several factors including product sales mix, manufacturing efficiencies and competition. The decrease in cost of sales as a percentage of product sales in fiscal 1999 was the result of a more favorable mix of products including a lower percentage of Tamoxifen sales to total product sales. Tamoxifen is distributed by the Company and has lower margins than most of Barr's other products.

Selling, general and administrative expenses increased 4% from $38,990 to $40,439. This increase is primarily due to increased legal and headcount costs, partially offset by a decrease in advertising and promotions and a decrease in charges incurred related to the shut down of previously leased facilities. Higher legal expenses, due to the Company's federal anti-trust suit against DuPont, more than offset the Company's share of a $4,000 payment received from Eli Lilly & Company, in January, for legal costs incurred as part of the agreement to take the Prozac case directly to the U.S. Court of Appeals. Higher headcount costs are due to the significant growth in the Company in fiscal 1998 and 1999. Advertising and promotion costs were lower than the prior year when the Company spent heavily on the launch of Warfarin Sodium. The fiscal year ended June 30, 1999 also includes a $360 restructuring charge compared to the $1,200 restructuring charge incurred in the prior fiscal year, both of which were primarily related to closing leased facilities.

Total research and development expenses increased 19% from $18,955 to $22,593. The increase was primarily due to work on more clinical studies, an increase in personnel costs to support the number of products in development and higher costs associated with the Company's proprietary drug development efforts. Fiscal 1999 included $646 in expenses related to the proprietary product collaboration with Eastern Virginia Medical School, whereas fiscal 1998 included $645 for the acquisition of six Abbreviated New Drug Applications and related technologies to expand the Company's line of female healthcare products.

Proceeds from patent challenge settlement declined $2,583, as expected, since proceeds recognized in the prior year under a separate contingent supply agreement related to the Ciprofloxacin litigation were not repeated (See Note 3 to the Consolidated Financial Statements).

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

Liquidity and Capital Resources
-------------------------------

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

Cash provided by operating activities was $45,944 for the year ended June 30, 2000, as earnings before non-cash charges such as depreciation and deferred income tax benefit more than offset working capital increases. The working capital increase was led by increases in accounts receivable and other receivables, which were partially offset by increases in accounts payable and income taxes payable. Accounts receivable at June 30, 2000 were $54,669 or $4,785 higher than those at June 30, 1999 primarily attributable to increased product sales. Other receivables increased due to amounts earned under the DuPont agreements (See Note 2 to the Consolidated Financial Statements). Accounts payable increased as a result of an increase in the Tamoxifen payable. Income taxes payable increased as a result of increased taxable earnings and the timing of estimated tax payments.

Working capital levels varied during the year primarily due to the timing of Tamoxifen inventory purchases, sales levels and the timing of Tamoxifen payables. During fiscal 2000, inventory levels increased during the first half of the year and declined during the second half. The Company expects that a similar trend will occur in fiscal 2001.

In addition, we expect to increase our research and development spending 45% to 55% in fiscal 2001 compared to fiscal 2000. We also expect to initiate three additional patent challenges in 2001. Patent challenges can take three to six years to complete and can require am investment of approximately $8,000 to $10,000.

Approximately $28 million of the Company's fiscal 2000 cash flows from operations relates to payments from its contingent non-exclusive supply agreement with Bayer Corporation ("Bayer") related to its 1997 Cipro(R) patent challenge. Under that agreement, Bayer has, at its option, the right to allow Barr and its partner (collectively Barr) to purchase Cipro, at a predetermined discount, or to provide Barr quarterly cash payments. This contingent supply agreement expires in December 2003. If Bayer does not elect to supply Barr with product, Barr would receive approximately $28 to $31 million per year. However, there is no guarantee that Bayer will continue to make such payments. If Bayer elected to supply product to Barr for resale, the earnings and related cash flows, if any, Barr could earn from the sale of Cipro would be entirely dependent upon market conditions. The Supply Agreement also provides that, six months prior to patent expiry, if Barr is not already distributing the product, Barr will have the right to begin distributing ciprofloxacin product manufactured by Bayer.

In fiscal 2000, the Company earned approximately $14.6 million related to the DuPont agreements entered into in March 2000. Of the $14.6 million, the Company received $7.8 million in cash prior to year end and the remaining $6.8 million was included in other receivables at June 30, 2000. The $14.6 million is included within cash flows from financing activities, as these amounts will be applied to the warrant subscription receivable of $16.4 million. Once the warrant subscription receivable is reduced to zero, all future earnings under the DuPont agreements will be considered development and other revenue and included in cash flows from operations.

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

The Company believes that its current cash balances, cash flows from operations and borrowing capacity, including unused amounts under its existing Revolving Credit Facility, will be adequate to fund the increased levels of activity discussed above and to take advantage of strategic opportunities as they occur. To the extent that additional capital resources are required, such capital may be raised by additional bank borrowings, equity offerings or other means.

Outlook
-------

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

Total revenues are expected to increase in fiscal 2001 compared to fiscal 2000 driven by development revenue, higher Tamoxifen sales and new product launches, including Viaspan, which should more than offset declining prices on certain existing products.

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

Revenues earned under the various DuPont agreements (see Note 2 to the Consolidated Financial Statements) are determined by several factors including the timing and extent of Barr's spending on specific proprietary development products, and achieving certain development milestones. Amounts earned under these agreements are expected to range from $4 to $6 million per quarter in fiscal 2001, the first $1,835 of which will be recorded as an offset to warrant receivable, with the balance being recorded as development and other revenue.

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

The Company believes that interest income may increase in fiscal 2001 compared to fiscal 2000 due primarily to higher average cash balances. Higher average cash balances are expected as net earnings are expected to offset working capital increases and capital expenditures in fiscal 2001. The anticipated increase in cash balances in fiscal 2001 exclude the effect of using cash to fund strategic acquisitions the Company may consider in the future

Environmental Matters
---------------------

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

Effects of Inflation
--------------------

Inflation has had only a minimal impact on the operations of the Company in recent years.

Forward-Looking Statements
--------------------------

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

BARR LABORATORIES, INC.
Consolidated Balance Sheets
(in thousands of dollars, except share amounts)

                                                                                             RESTATED
                                                                                              JUNE 30,        JUNE 30,
                                                                                               2000            1999
                                                                                              -------         ------
                                                Assets
Current assets:
    Cash and cash equivalents                                                                $ 155,922     $  94,867
    Marketable securities                                                                           96         8,127
    Accounts receivable (including receivables from related parties of $865 in 2000 and
      $1,051 in 1999) less allowances of $4,140 and $2,670 in 2000 and 1999, respectively       54,669        49,884
    Other receivables                                                                           23,811        16,093
    Inventories                                                                                 79,482        77,613
    Prepaid expenses                                                                             1,428         1,556
                                                                                             ---------     ---------
      Total current assets                                                                     315,408       248,140

Property, plant and equipment, net                                                              95,296        93,764
Other assets                                                                                    13,149         5,986
                                                                                             ---------     ---------

      Total assets                                                                           $ 423,853     $ 347,890
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

Commitments & Contingencies

Shareholders' equity
    Preferred stock, $1 par value per share; authorized 2,000,000 shares; none issued
    Common stock, $.01 par value per share; authorized 100,000,000;
      issued 35,004,869 and 22,923,583 in 2000 and 1999, respectively                              350           229
    Additional paid-in capital                                                                  83,463        76,903
    Additional paid-in capital - warrants                                                       16,418          --
    Warrant subscription receivable                                                             (1,835)         --
    Retained earnings                                                                          181,869       137,846
    Accumulated other comprehensive income (loss)                                                1,916        (1,258)
                                                                                             ---------     ---------
                                                                                               282,181       213,720
    Treasury stock at cost: 176,932 and 117,955 shares in 2000 and 1999, respectively              (13)          (13)
                                                                                             ---------     ---------
      Total shareholders' equity                                                               282,168       213,707
                                                                                             ---------     ---------

      Total liabilities and shareholders' equity                                             $ 423,853     $ 347,890
                                                                                             =========     =========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED  STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      RESTATED     RESTATED      RESTATED
                                                                       2000         1999          1998
                                                                     ----------   ---------    ----------
Revenues:
Product sales (including sales to related
parties of $7,479,
$6,852 and $7,537 in 2000, 1999
and 1998, respectively)                                             $ 440,110    $ 415,950    $ 346,638

Costs and expenses:
Cost of sales                                                         315,652      301,393      266,002
Selling, general and administrative                                    45,000       40,439       38,990
Research and development                                               40,451       22,593       18,955
                                                                    ---------    ---------    ---------

Earnings from operations                                               39,007       51,525       22,691

Proceeds from patent challenge settlement (Note 3)                     27,584       28,083       30,666
Interest income                                                         5,092        3,180        2,176
Interest expense                                                        2,405        2,697          858
Other income (expense)                                                    347           36          (17)
                                                                    ---------    ---------    ---------

Earnings before income taxes and extraordinary loss                    69,625       80,127       54,658

Income tax expense                                                     25,448       30,877       21,148
                                                                    ---------    ---------    ---------

Earnings before extraordinary loss                                     44,177       49,250       33,510

Extraordinary loss on early extinguishment of debt, net of taxes         --           --           (790)
                                                                    ---------    ---------    ---------

Net earnings                                                        $  44,177    $  49,250    $  32,720
                                                                    =========    =========    =========

      EARNINGS PER COMMON SHARE:

Earnings before extraordinary loss                                  $    1.28    $    1.45    $    1.02
Net earnings                                                        $    1.28    $    1.45    $    1.00
                                                                    =========    =========    =========

      EARNINGS PER COMMON SHARE-ASSUMING DILUTION:

Earnings before extraordinary loss                                  $    1.24    $    1.39    $    0.96
Net earnings                                                        $    1.24    $    1.39    $    0.94
                                                                    =========    =========    =========

Weighted average shares                                                34,406       33,877       32,716
                                                                    =========    =========    =========

Weighted average shares-assuming dilution                              35,715       35,373       34,785
                                                                    =========    =========    =========


          SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998 (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                                           Additional
                                                                     Additional             paid-in        Warrant
                                              Common stock            paid-in               capital -     subscription     Retained
                                            Shares      Amount        capital               warrants       receivable      earnings
                                          -----------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997                     21,446,053    $ 214         $ 46,061                $ -              $ -        $ 55,876
Comprehensive income:
Net earnings                                                                                                                 32,720
Unrealized loss on marketable
securities, net of tax of $604


Total comprehensive income
Issuance of common
stock for stock offering                      430,000        4           14,517
Stock issuance costs                                                       (353)
Issuance of common stock
for exercised stock options
and employees' stock
purchase plans                                548,592        6            7,839
                                          -----------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1998                     22,424,645      224           68,064                  -                -          88,596
Comprehensive income:
Net earnings                                                                                                                 49,250
Unrealized loss on marketable
securities, net of tax of $238


Total comprehensive income
Issuance of common stock
for exercised stock options
and employees' stock
purchase plans                                498,938        5            8,839
                                          -----------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1999                     22,923,583      229           76,903                  -                -         137,846

Comprehensive income:
Net earnings                                                                                                                 44,177
Unrealized gain on marketable
securities, net of tax of $2,126


Total comprehensive income
Issuance of common stock
for exercised stock options
and employees' stock
purchase plans                                426,947        5            6,587
Issuance of warrants                                                                        16,418          (16,418)
Proceeds applied to warrant receivable                                                                       14,583
Stock split (3-for-2)                      11,654,339      116              (27)                                               (154)
                                          -----------------------------------------------------------------------------------------

BALANCE, RESTATED, JUNE 30, 2000           35,004,869    $ 350         $ 83,463           $ 16,418         $ (1,835)      $ 181,869
                                          =========================================================================================






                                                                   Accumulated
                                                                      other
                                                                   comprehensive                                  Total
                                                                      (loss)             Treasury stock        shareholders'
                                                                      income         Shares          Amount      equity
                                                         --------------------------------------------------------------
Balance, June 30, 1997                                                   $ -        117,955          $ (13)     $ 102,138
Comprehensive income:
Net earnings                                                                                                       32,720
Unrealized loss on marketable
securities, net of tax of $604                                          (942)                                        (942)
                                                                                                           ---------------
Total comprehensive income                                                                                         31,778
Issuance of common
stock for stock offering                                                                                           14,521
Stock issuance costs                                                                                                 (353)
Issuance of common stock
for exercised stock options
and employees' stock
purchase plans                                                                                                      7,845
                                                           ---------------------------------------------------------------

Balance, June 30, 1998                                                  (942)       117,955            (13)       155,929
Comprehensive income:
Net earnings                                                                                                       49,250
Unrealized loss on marketable
securities, net of tax of $238                                          (316)                                        (316)
                                                                                                           ---------------
Total comprehensive income                                                                                         48,934
Issuance of common stock
for exercised stock options
and employees' stock
purchase plans                                                                                                      8,844
                                                           ---------------------------------------------------------------

Balance, June 30, 1999                                                (1,258)       117,955            (13)       213,707

Comprehensive income:
Net earnings                                                                                                       44,177
Unrealized gain on marketable
securities, net of tax of $2,126                                       3,174                                        3,174
                                                                                                           ---------------
Total comprehensive income                                                                                         47,351
Issuance of common stock
for exercised stock options
and employees' stock
purchase plans                                                                                                      6,592
Issuance of warrants                                                                                                    -
Proceeds applied to warrant receivable                                                                             14,583
Stock split (3-for-2)                                                      -         58,977              -            (65)
                                                           ---------------------------------------------------------------

Balance, restated, June 30, 2000                                  $ 1,916           176,932          $ (13)      $ 282,168
                                                            ===============================================================


          SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998
(IN THOUSANDS OF DOLLARS)

                                                                                         Restated
                                                                                           2000           1999            1998
                                                                                           ----           ----            ----
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net earnings                                                                           $  44,177     $  49,250     $  32,720
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization                                                             10,420         9,306         5,521
Deferred income tax (benefit) expense                                                     (4,127)        1,834         3,585
Write-off of deferred financing fees associated with early extinguishment of debt           --            --             195
(Gain) loss on sale of assets                                                               (470)           11            63
Loss (gain) on sale of marketable securities                                                 122             6            (2)

Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable and other receivables, net                                           (12,503)       (4,550)      (26,195)
Inventories                                                                               (1,869)       (3,236)      (18,161)
Prepaid expenses                                                                             128          (750)         (238)
Other assets                                                                              (1,718)         (492)         (389)
Increase (decrease) in:
Accounts payable, accrued liabilities and other                                            8,015       (14,633)       34,940
Income taxes payable                                                                       3,769        (3,178)          963
                                                                                       ---------     ---------     ---------
Net cash provided by operating activities                                                 45,944        33,568        33,002
                                                                                       ---------     ---------     ---------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Purchases of property, plant and equipment                                               (12,086)      (12,333)      (20,431)
Proceeds from sale of property, plant and equipment                                          287             1           248
Purchases of strategic investments                                                          --          (2,800)       (4,069)
Sales (purchases) of marketable securities, net                                            7,965          (901)       (7,291)
                                                                                       ---------     ---------     ---------
Net cash used in investing activities                                                     (3,834)      (16,033)      (31,543)
                                                                                       ---------     ---------     ---------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Principal payments on long-term debt                                                      (2,165)       (1,968)      (14,939)
Proceeds from loans                                                                         --            --          30,000
Net borrowings under line of credit                                                         --          (2,500)        2,500
Stock issuance costs                                                                        --            --            (353)
Proceeds from stock offering                                                                --            --          14,521
Fees associated with stock split                                                             (65)         --            --
Earnings under DuPont agreements applied to warrant receivable                            14,583          --            --
Proceeds from exercise of stock options and employee stock purchases                       6,592         8,844         7,845
                                                                                       ---------     ---------     ---------
Net cash provided by financing activities                                                 18,945         4,376        39,574
                                                                                       ---------     ---------     ---------
Increase in cash and cash equivalents                                                     61,055        21,911        41,033
Cash and cash equivalents, beginning of year                                              94,867        72,956        31,923
                                                                                       ---------     ---------     ---------
Cash and cash equivalents, end of year                                                 $ 155,922     $  94,867     $  72,956
                                                                                       =========     =========     =========

SUPPLEMENTAL CASH FLOW DATA:
Cash paid during the year
Interest, net of portion capitalized                                                   $   2,438     $   2,727     $     855
Income taxes                                                                              24,946        27,869        13,254

Non-cash transactions
Write-off of equipment & leasehold improvements related to closed facility             $     115     $      83     $    --
Warrants issued for subscription receivable                                            $  16,418     $    --       $    --

                SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.

Notes to the Consolidated Financial Statements
(in thousands of dollars, except per share amounts)

(1)        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           (a)        Principles of Consolidation, Restatement and Other Matters

                      The consolidated financial statements include the accounts of Barr Laboratories, Inc. (the "Company or Barr") and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                      Sherman Delaware, Inc. owned 42.6% of the outstanding common stock of the Company at June 30, 2000. Dr. Bernard
                      C. Sherman is a principal stockholder of Sherman Delaware, Inc. and a Director of Barr Laboratories, Inc.

                      The Company has restated its consolidated financial statements as of June 30, 2000 and for the year then ended. This restatement results from a revision in the Company's method of accounting for the warrants issued to DuPont Pharmaceuticals Company in connection with the strategic alliance executed in March 2000 (see Note 2). The Company and its independent accountants, Deloitte & Touche LLP, believed that its original accounting for these agreements was appropriate. However, after further discussion and advice from the Staff of the Securities and Exchange Commission ("SEC") in connection with their review of the Company's financial statements, the Company has revised its accounting.

                      In March 2000, the Company issued 1.5 million fully vested and immediately exercisable warrants to DuPont and immediately expensed the $16,418 fair value as Agreement expense. The Company separately recorded the $14,583 of revenues it earned under its Product Development Agreement, Development and Marketing Agreement and ViaSpan Agreement (see Note 2) as Development and other revenue for the year ended June 30, 2000.

                      The Company revised its accounting for the warrants to report a warrant subscription receivable for the fair value of the warrants upon issuance and to apply the proceeds earned under the related DuPont agreements to the warrant subscription receivable. As a result, the Company has restated its 2000 consolidated financial statements. The total effect of the restatement was to increase previously reported 2000 net income by $1,835 or $.05 per share assuming dilution and to decrease net income and earnings per share in the first quarter of fiscal year 2001 by $1,835 or $0.05 per share assuming dilution. The net effect of adjustments made to 2000 quarterly reported results is disclosed in Note 16.

                      In addition, the Company has reclassified proceeds from supply agreements from revenues to proceeds from patent challenge settlement (See Note 3). The Company and its independent accountants, Deloitte & Touche LLP, believed the decision to classify such proceeds as revenues was appropriate since patent challenges are part of Barr's three-part business strategy. However, based on further discussions with the SEC, the Company has reclassified the amounts to reflect that the cash Bayer elects to pay us under our Ciprofloxacin supply agreement is non-operating revenue. The reclassification had no effect on the previously reported net income for the years ended June 30, 2000, 1999 and 1998 or for any quarters therein.

                      A summary of the effects of the restatement and reclassification is as follows:

                                                          FISCAL 2000                 FISCAL 1999                   FISCAL 1998
                                                          -----------                 -----------                   -----------
                                                      As                         As                          As
                                                   Previously        As      Previously        As         Previously          As
                                                    Reported       Revised    Reported       Revised      Reported          Revised
                                                    --------       -------    --------       -------      --------          -------
Total revenues                                     $482,278      $440,110      $444,033      $415,950      $377,304      $346,638

Earnings from operations                             64,756        39,007        79,608        51,525        53,357        22,691

Net earnings                                         42,342        44,177        49,250        49,250        32,720        32,720

Earnings per common share - assuming dilution      $   1.19      $   1.24      $   1.39      $   1.39      $   0.94      $   0.94

                      Certain amounts in the prior year's financial statements have been reclassified to conform to the current year presentation.

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

                      The following is a reconciliation of the numerators and denominators used to calculate Earnings per common share ("EPS") before extraordinary loss in the Consolidated Statements of Operations:

                                                             AS REVISED
                                                                2000          1999         1998
                                                                ----          ----         ----

Earnings per common share:
Earnings before extraordinary loss (numerator)                 $44,177      $49,250      $33,510

Weighted average shares (denominator)                           34,406       33,877       32,716

Earnings before extraordinary loss                             $  1.28      $  1.45      $  1.02
                                                               =======      =======      =======


Earnings per common share - assuming dilution:
Earnings before extraordinary loss (numerator)                 $44,177      $49,250      $33,510

Weighted average shares                                         34,406       33,877       32,716
Effect of dilutive options                                       1,309        1,496        2,069
                                                               -------      -------      -------

Weighted averages shares- assuming dilution (denominator)       35,715       35,373       34,785

Earnings before extraordinary loss                             $  1.24      $  1.39      $  0.96
                                                               =======      =======      =======
Share amounts in thousands

                      During the years ended June 30, 2000, 1999 and 1998, there were 1,560,000, 819,000 and 289,000 respectively, of outstanding options and warrants that were not included in the computation of diluted EPS, because their respective exercise prices were greater than the average market price of the common stock for the period.



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

           (k)        Revenue Recognition

                      The Company recognizes product sales revenue when goods are shipped. Barr earns revenues under the DuPont research and development agreements (see Note 2) as Barr performs the related research and development. Amounts received under these agreements are not refundable. For the period between January 1, 2000 and June 30, 2000, Barr earned Transition Revenues under the ViaSpan Agreement. For the year ended June 30, 2000, all revenues earned under the DuPont and ViaSpan Agreements have been applied against the warrant receivable (see Note 2).

           (l)        Segment Reporting

                      The Company operates in one reportable segment - the development, manufacture and marketing of generic and proprietary pharmaceuticals. The Company's chief operating decision-maker reviews operating results on a consolidated company basis.

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

           (m)        Asset Impairment

                      The Company reviews the carrying value of its property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

           (n)        New Accounting Pronouncements

                      Derivative Instruments

                      On June 15, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 until the Company's fiscal year 2001. The Company has evaluated this statement and determined that implementation will not have a material impact on the Company's existing accounting policies and financial reporting disclosures.

                      Revenue Recognition

                      In December 1999, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements" which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The accounting described in this bulletin must be applied no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Based on its current accounting policies, the Company does not expect any material changes to its consolidated financial statements as a result of adopting SAB 101.

(2)        DUPONT PHARMACEUTICALS COMPANY STRATEGIC ALLIANCE

           On March 20, 2000, the Company signed definitive agreements to establish a strategic relationship with DuPont Pharmaceuticals Company ("DuPont") to develop, market and promote several proprietary products and to terminate all litigation between the two companies. Each agreement contains common termination provisions including for bankruptcy and material breach by either party which is not cured within a specified period. The Company is unable to assess whether the individual terms of each of the agreements would have been different had each of the agreements been negotiated separately with other third parties not involved in litigation. These agreements are individually described below.

           Development and Other Revenue/Warrant Subscription Receivable

           In connection with a proprietary product development funding agreement ("Product Development Agreement"), DuPont may invest up to $45 million over three years to support the development of three of the Company's proprietary products. The funding is subject to a maximum amount of $17 million per product. Funding is made on a quarterly basis and is limited to a maximum of $5 million per quarter. As Barr incurs qualified research and development expenses, as defined in the Product Development Agreement, Barr records such expenses as R&D, and invoices and records the related revenue from DuPont as development and other revenue. Upon approval of the products, Barr will be responsible for marketing the products and DuPont may receive royalties based on product sales for a term of ten years. Such royalties may be reduced if Barr elects to repay the funding provided by DuPont. If

           Barr elects this option, DuPont may elect to eliminate the royalty in exchange for an additional fee. In connection with the Product Development Agreement, the Company earned $8 million for the year ended June 30, 2000 and reported such amount as an offset to the warrant subscription receivable described below.

           In a second agreement, DuPont will assume responsibility for sales and marketing support of an undisclosed proprietary product that Barr expects to launch in the first calendar quarter of 2001 ("Development and Marketing Agreement"). During the development period, as Barr completes its ongoing research and other development activities necessary to gain FDA approval for the product, Barr receives payments and records revenues. Such payments, including a milestone payment if FDA approval is achieved by a certain date, could total up to $9 million over five quarters. Upon FDA approval of the product, Barr will be responsible for manufacturing and packaging the product for DuPont, and DuPont will receive a royalty based on product sales for a term of five years. In addition to general termination provisions, DuPont may terminate the agreement after two years from launch of the product. Barr may terminate the agreement after three years from the launch of the product and if so, DuPont will receive a quarterly royalty based on product sales for one year following the termination date. For the year ended June 30, 2000, the Company earned $4 million related to this agreement and reported such amount as an offset to the warrant subscription receivable described below.

           Under the terms of a third agreement, ("ViaSpan Agreement"), Barr will become the sole distributor in the United States and Canada of DuPont's ViaSpan(TM) organ transplant preservation agent for a period of eight years. Barr will purchase ViaSpan from DuPont for resale. During a transition period, that ended July 31, 2000, DuPont remained the distributor of ViaSpan but paid a fee to Barr based on a defined formula ("Transition Revenue") calculated on DuPont's actual sales of ViaSpan during this transition period. In addition to general termination provisions, Barr may terminate this agreement at any time upon a defined notice period. For the year ended June 30, 2000, the Company earned approximately $2.6 million during this transition period and reported such amount as an offset to the warrant subscription receivable described below. Beginning August 1, 2000, Barr assumed complete responsibility for distributing the product and records product sales and related costs, including royalties to DuPont based on product sales, in its Consolidated Statements of Operations.

           Warrants

           In connection with the strategic alliance, the Company issued two warrants granting DuPont the right to purchase 750,000 shares of Barr's common stock at $31.33 per share, and 750,000 shares at $38.00 per share, respectively. Each warrant is immediately exercisable and expires in March 2004. DuPont cannot assign or transfer the warrants to a third party without Barr's consent. If Barr were not to provide consent within a specified period, DuPont has put rights that require Barr to purchase all or a portion of the warrant to be transferred. In connection with the issuance of such warrants, the Company recorded approximately $16.4 million as the fair value of the warrants as a subscription receivable in the shareholder's equity section of the Consolidated Balance Sheets at June 30, 2000. The amount was calculated using a Black-Scholes option pricing model with the following assumptions at the grant date: dividend yield of 0%; expected volatility of 38%; weighted-average risk-free interest rate of 7.1341% and expected term of 4 years. For the year ended June 30, 2000, the Company applied the entire $14.6 million earned under the three agreements with DuPont as a reduction of the warrant receivable, leaving a remaining balance of $1,835 in shareholder's equity at June 30, 2000. Once the warrant receivable has been reduced to zero, the Company will report all future revenues earned under the Product Development and Development and Marketing Agreements as Development and other revenue on the Consolidated Statements of Operations.

(3)        PROCEEDS FROM PATENT CHALLENGE SETTLEMENT

           In January 1997, Bayer AG and Bayer Corporation ("Bayer") and the Company agreed to settle the then pending litigation regarding Bayer's patent protecting ciprofloxacin hydrochloride. Under the Settlement Agreement, the Company withdrew its patent challenge by amending its ANDA from a paragraph IV certification (claiming invalidity) to a paragraph III certification (seeking approval upon patent expiry) and acknowledged the validity and enforceability of the ciprofloxacin patent. As consideration for this settlement, the Company received a non-refundable payment of $24.55 million in January 1997 which it recorded as proceeds from patent challenge settlement (See Note 1). Concurrent with the Settlement Agreement, the Company also signed a contingent, non-exclusive Supply Agreement ("Supply Agreement") with Bayer which ends at patent expiry in December 2003.

           Under the terms of the Supply Agreement, Bayer, at its sole option can either allow Barr and Rugby Laboratories, now owned by Watson Pharmaceuticals, Inc., to purchase, at a predetermined discount to Bayer's then selling price, quantities of ciprofloxacin for resale under market conditions or make quarterly cash payments as defined in the Agreement. Further, the Supply Agreement also provides that, six months prior to patent expiry, currently July 2003, if Barr is not already distributing the product, Barr and Rugby Laboratories will have the right to begin distributing ciprofloxacin product manufactured by Bayer. The Bayer license is non-exclusive and Bayer may, at its option, provide other non-exclusive licenses to others after Barr and Rugby Laboratories have operated under the license for six months.

           If Bayer elects to supply Barr and Rugby Laboratories with product for resale in the market, the amount Barr and Rugby Laboratories could earn would be dependent upon numerous market factors including, the existence of competing products, market acceptance of the Barr product and pricing decisions. If Bayer elects not to allow Barr and Rugby Laboratories to purchase product for resale, Barr is entitled to receive cash payments which could range from $28-$31 million per year through June 30, 2003. As of June 30, 2000, the present value of the cash payments Barr may receive approximates $93 million. However, there is no guarantee that Bayer will continue to elect to make cash payments.

           Barr recognizes the amounts due under the Supply Agreement as such amounts are realized based on the outcome of Bayer's election. The amounts realized are reported as proceeds from patent challenge settlement.

           Also included in proceeds from patent challenge settlement for the years ended June 30, 1999 and 1998 is $1,500 and $4,500, respectively, received under a separate contingent supply agreement with an unrelated party relating to the ciprofloxacin patent challenge.

(5)        INVENTORIES

           A summary of inventories is as follows:

                                         June 30,
                               ---------------------------
                                  2000          1999
                                  ----          ----

Raw materials and supplies      $16,884      $15,790
Work-in-process                   5,102        7,957
Finished goods                   57,496       53,866
                                -------      -------
                                $79,482      $77,613
                                =======      =======


           Tamoxifen Citrate, purchased as a finished product, accounted for $42,730 and $43,040 of finished goods inventory at June 30, 2000 and 1999, respectively.

(6)        PROPERTY, PLANT AND EQUIPMENT

           A summary of property, plant and equipment is as follows:

                                          June 30,
                                  --------------------------
                                     2000           1999
                                     ----          ----
Land                             $  3,408      $  3,256
Buildings and improvements         64,649        57,669
Machinery and equipment            72,886        69,789
Leasehold improvements              1,288         1,665
Automobiles and trucks                 68            68
Construction in progress            3,823         7,041
                                 --------      --------
                                  146,122       139,488
Less: Accumulated
depreciation & amortization        50,826        45,724
                                 --------      --------
                                 $ 95,296      $ 93,764
                                 ========      ========


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

           Other assets include equity securities that represent the Company's investments in Galen Holdings plc. (formerly Warner Chilcott plc.) and Halsey Drug Co., Inc. ("Halsey").

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

           The amortized cost and estimated market values of the securities at June 30, 2000 and 1999 are as follows:

                                              GROSS       GROSS
                                 AMORTIZED  UNREALIZED  UNREALIZED    MARKET
June 30, 2000                      COST       GAINS      LOSSES       VALUE
-------------                      ----       -----      ------       -----

Debt securities:
U.S. Government securities      $  101      $ --        $    5      $   96
Equity securities                4,412       3,206        --         7,618
                                ------      ------      ------      ------
Total securities                $4,513      $3,206      $    5      $7,714
                                ======      ======      ======      ======


                                               GROSS        GROSS
                                AMORTIZED    UNREALIZED   UNREALIZED    MARKET
June 30, 1999                    COST          GAINS       LOSSES        VALUE
-------------                    ----          -----       ------        -----

Debt securities:
U.S. Government securities      $ 5,954        $ -        $    55      $ 5,899
Corporate bonds                   2,235            1            8        2,228
                                -------      -------      -------      -------
Total debt securities             8,189            1           63        8,127
Equity securities                 4,069         --          2,038        2,031
                                -------      -------      -------      -------
Total securities                $12,258      $     1      $ 2,101      $10,158
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

(8)        LONG-TERM DEBT

           A summary of long-term debt is as follows:

                                                          June 30,
                                                --------------------------
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

           Principal maturities of existing long-term debt for the next five years and thereafter are as follows:

                                                                Year Ending
                                                                  June 30,
                                                                  --------
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

(10)       INCOME TAXES

           A summary of the components of income tax expense is as follows:

                            Year Ended June 30,
             ---------------------------------------------
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
               ========       ========      ========

           Income tax expense for the years ended June 30, 2000, 1999 and 1998 is included in the financial statements as follows:


                                         Year Ended June 30,
                                 ------------------------------------

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
                                 ========      ========      ========

           The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate to earnings before income taxes due to the following:

                                                    Year Ended June 30,
                                            ---------------------------------------
                                              2000           1999           1998
                                              ----           ----           ----

Federal income taxes at statutory rate      $ 23,726       $ 28,044      $ 18,681
State income taxes,
net of federal income tax effect               2,307          2,675         1,332
Other, net                                      (585)           158           643
                                            --------       --------      --------
                                            $ 25,448       $ 30,877      $ 20,656
                                            ========       ========      ========

           The temporary differences that give rise to deferred tax assets and liabilities as of June 30, 2000 and 1999 are as follows:

                                                  2000            1999
                                                  ----            ----
Deferred tax assets:
Receivable reserves                            $  2,313       $    900
Inventory reserves                                  620          2,290
Inventory capitalization                            895            385
Investments*                                       --              842
Other operating reserves                          2,443          2,471
Warrants issued                                   6,610           --
                                               --------       --------
Total deferred tax assets                        12,881          6,888

Deferred tax liabilities:
Plant and equipment                              (6,384)        (4,173)
Proceeds from patent challenge settlement        (6,576)        (6,319)
Other operating reserves                           (240)          --
Investments*                                     (1,283)          --
                                               --------       --------

Total deferred tax liabilities                  (14,483)       (10,492)
                                               --------       --------

Net deferred tax liability                     $ (1,602)      $ (3,604)
                                               ========       ========

           *Tax effects are reflected directly in equity.

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

           A summary of the activity resulting from all plans, adjusted for the June 2000 3-for-2 stock split, is as follows:

                                                                 WEIGHTED-AVERAGE
                                               NO. OF SHARES      OPTION PRICE
                                               -------------      ------------
Outstanding at 6/30/97                           2,978,086       $    8.55
Granted                                            293,250           26.39
Canceled                                           (58,488)          15.07
Exercised                                         (701,117)           4.82
                                                 -------
Outstanding at 6/30/98                           2,511,731            9.05

Granted                                            417,000           22.75
Canceled                                           (48,864)          21.69
Exercised                                         (644,566)           4.67
                                                 -------
Outstanding at 6/30/99                           2,235,301           12.59

Granted                                            617,516           24.07
Canceled                                            (5,947)          26.20
Exercised                                         (515,575)           7.76
                                                --------
Outstanding at 6/30/00                           2,331,295       $   16.67
                                                =========

Available for grant (6,243,750 authorized)         658,173

Exercisable at 6/30/00                           1,366,460       $   11.56

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

                                                             WEIGHTED-AVERAGE
                                            NO. OF SHARES    OPTION PRICE
                                            -------------    ------------
Outstanding at 6/30/97                         365,250       $    8.07
Granted                                        101,250           24.00
Canceled                                       (16,875)          24.00
Exercised                                      (57,000)           6.60
                                               ------
Outstanding at 6/30/98                         392,625           11.70

Granted                                         56,250           32.42
Exercised                                      (43,875)           7.88
                                               ------
Outstanding at 6/30/99                         405,000           14.99

Granted                                         37,500           19.96
Exercised                                      (52,500)           8.30
                                               ------
Outstanding at 6/30/00                         390,000       $   16.37
                                              ======

Available for grant (843,750 authorized)       240,375

Exercisable at 6/30/00                         352,500       $   15.99


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

                                                                            As Revised
                                                                               2000                1999                1998
                                                                         -----------------    ----------------    ----------------
Net earnings                                      As reported                $ 44,177            $ 49,250            $ 32,720
                                                  Pro forma                  $ 41,233            $ 46,940            $ 30,752

Net earnings per share                            As reported                  $ 1.28              $ 1.45              $ 1.00
                                                  Pro forma                    $ 1.20              $ 1.39              $ 0.94

Net earnings per share-                           As reported                  $ 1.24              $ 1.39              $ 0.94
assuming dilution                                 Pro forma                    $ 1.15              $ 1.33              $ 0.89

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

           The following table summarizes information about stock options outstanding at June 30, 2000:

                            Options Outstanding                                                   Options Exercisable
                         ---------------------------------------------------------    ----------------------------------------
                                                 Weighted
           Range of              Number           Average            Weighted            Number             Weighted
           Exercise           Outstanding        Remaining            Average          Exercisable           Average
            Prices             at 6/30/00      Contractual Life     Exercise Price      at 6/30/00        Exercise Price
            ------             ----------     ----------------      -------------       ----------        --------------

         $ 3.03 - 7.58            925,184           4.43                $6.44            925,184            $6.44
          11.50 - 14.74           373,285           6.27                12.51             373,285           12.51
          19.60 - 24.89         1,118,218           8.72                23.44             203,325           23.21
         26.02 - 32.41            304,608           7.43                27.57             217,166           28.00
                             ------------                                              ----------
                                2,721,295                                               1,718,960
                             ============                                              ==========

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

(13)       OTHER INCOME (EXPENSE)

           A summary of other income (expense) is as follows:

                                                 Year Ended June 30,
                                          -----------------------------------
                                             2000        1999       1998
                                             ----        ----       ----
Net gain (loss) on sale of assets          $ 470       $ (11)      $ (63)
Net (loss) gain on sale of securities       (141)        (11)          2
Other                                         18          58          44
                                           -----       -----       -----
Other income (expense)                     $ 347       $  36       $ (17)
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

                              Minimum
         Year Ending           Rental
         June 30,             Payments
      ---------------      ---------------
          2001                $ 614
          2002                  185
          2003                  159
          2004                  148
          2005                  110

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

           Class Action Lawsuits

           On July 14, 2000, Louisiana Wholesale Drug Co. filed a class action complaint in the United States District Court for the Southern District of New York against Bayer Corporation, the Rugby Group and the Company. The complaint alleges that the Company and the Rugby Group agreed with Bayer Corporation not to compete with a generic version of Ciprofloxacin (Cipro(TM)) pursuant to an anti-competitive agreement between the defendants. The plaintiff purports to bring claims on behalf of all direct purchasers of Cipro from 1997 to present. On August 1, 2000, Maria Locurto filed a similar class action complaint in the United States District Court for the Eastern Division of New York. On August 4, 2000, Ann Stuart, et al filed a class action complaint in the Superior Court of New Jersey, Law Division, Camden County. This complaint alleges violations of New Jersey statutes relating to the Cipro agreement.

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

(16)       QUARTERLY DATA (UNAUDITED)

           A summary of the quarterly results of operations is as follows:

                                                                       THREE MONTH PERIOD ENDED
                                                   ----------------------------------------------------------------------------

                                                        As                As               As               As
                                                      Revised           Revised          Revised          Revised
                                                        Sept.             Dec.             Mar.            June
                                                        30                31               31               30
-------------------------------------------------------------------------------------------------------------------------------
FISCAL YEAR 2000:
Total revenues (3)                                 $   92,103      $   113,987      $   121,522      $   112,498
Cost of sales                                          61,973           81,326           92,889           79,464

Net earnings (3)                                       11,493           12,394           11,848            8,442

EARNINGS PER COMMON SHARE - ASSUMING DILUTION

Net earnings (1)(3)                                $    0.32       $      0.35      $      0.33     $       0.23
                                                   ==========      ===========      ===========      ===========

PRICE RANGE OF COMMON STOCK (2)
High                                               $   26.75       $     23.50      $     33.92     $      45.88
Low                                                    18.88             19.00            20.00            25.38


FISCAL YEAR 1999:
Total revenues (3)                                 $   89,149      $   102,637      $   115,822      $   108,342
Cost of sales                                          63,908           73,920           87,968           75,597

Net earnings (3)                                       11,204           12,281           12,662           13,103

EARNINGS PER COMMON SHARE - ASSUMING DILUTION

Net earnings (1)(3)                               $      0.32    $        0.35    $       0.36     $       0.37
                                                   ==========      ===========      ===========      ===========

PRICE RANGE OF COMMON STOCK (2)
High                                              $     26.50    $       33.17    $      32.37     $      27.00
Low                                                     16.46            16.59           18.92            19.00

----------------

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

           (3) The quarters ended March 31, 2000 and June 30, 2000 have been restated to record a warrant subscription receivable for the value of the warrants issued to DuPont and to apply the initial proceeds earned under the related DuPont Agreements to the warrant subscription receivable (see Notes 1 and 2). In addition, the Company has reclassified proceeds from supply agreement for all periods presented from revenue to proceeds from patent challenge settlement (see Notes 1 and 3). A summary of the effects of the restatement and reclassification is as follows:

                                                                 Three Month Period Ended
                              -----------------------------------------------------------------------------------------------------

Fiscal 2000                                Sep. 30                Dec. 31                Mar. 31                    Jun. 30
                                     As                          As                  As                        As
                                 Previously       As       Previously      As     Previously       As       Previously       As
                                  Reported      Revised     Reported     Revised   Reported      Revised    Reported      Revised
                                  --------      -------     --------     -------   --------      -------    --------      -------
Total revenues                    $ 98,853     $ 92,103    $120,820    $ 113,987   $ 135,760    $ 121,522    $126,845   $ 112,498

Net earnings                        11,493       11,493      12,394       12,394       2,667       11,848      15,788       8,442

Earnings per common share
- assuming dilution                 $ 0.32       $ 0.32      $ 0.35       $ 0.35      $ 0.07       $ 0.33      $ 0.44      $ 0.23



FISCAL 1999



                                   As                        As                     As                       As
                                Previously      As       Previously      As     Previously      As        Previously          As
                                Reported     Revised      Reported     Revised  Reported      Revised     Reported          Revised
                                --------     -------      --------     -------  --------      -------     --------          -------

Total revenues                  $ 97,149    $ 89,149     $109,220   $ 102,637   $ 122,572    $ 115,822      $115,092     $ 108,342

Net earnings                      11,204      11,204       12,281      12,281      12,662       12,662        13,103        13,103

Earnings per common share
- assuming dilution               $ 0.32      $ 0.32       $ 0.35      $ 0.35      $ 0.36       $ 0.36        $ 0.37        $ 0.37

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Barr Laboratories, Inc.:


We have audited the accompanying consolidated balance sheets of Barr Laboratories, Inc. and subsidiaries (the "Company") as of June 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. Our audits also included the financial statement schedule listed in the Index at Item 14. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Barr Laboratories, Inc. and subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1, the accompanying consolidated financial statements have been restated.


DELOITTE & TOUCHE LLP

Parsippany, New Jersey
August 7, 2000
May 2, 2001 as to Note 1

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

/s/ Bruce L. Downey
Chairman of the Board and Chief Executive Officer

ITEM 6.  SELECTED FINANCIAL DATA
(in thousands of dollars, except per share amounts)

                                                                                 YEAR ENDED JUNE 30,
                                          --------------------------------------------------------------------------------
Statements of Operations                   2000 (8)       1999 (8)            1998 (8)           1997 (8)         1996
--------------------------------------------------------------------------------------------------------------------------

Total revenues                           $ 440,110      $ 415,950           $ 346,638         $ 257,436        $ 232,224
Earnings before income taxes and
extraordinary loss                          69,625         80,127              54,658            32,050          11,509

Income tax expense                          25,448         30,877              21,148            12,603           4,368

Earnings before extraordinary loss          44,177         49,250              33,510            19,447           7,141

Net earnings                                44,177         49,250              32,720(2)         19,447           7,016(3)

Earnings per common share:
Earnings before extraordinary loss            1.28           1.45(1)             1.02(1)           0.61(1)         0.23(1)(4)

Earnings per common share - assuming dilution:
Earnings before extraordinary loss            1.24           1.39(1)             0.96(1)           0.58(1)         0.22(1)(4)

Net earnings  (5)                             1.24           1.39(1)             0.94(1)(2)        0.58(1)         0.21(1)(3)(4)


BALANCE SHEET DATA                2000           1999          1998          1997         1996
                                -----------------------------------------------------------------
Working capital                  $202,892      $146,863      $ 95,281      $ 41,807      $ 52,985
Total assets                      423,853       347,890       310,851       202,845       169,220
Long-term debt (6)                 28,084        30,008        32,174        14,941        17,709
Shareholders' equity (7)(8)       282,168       213,707       155,929       102,138        80,161


           (1) Amounts have been adjusted for the June 2000 3-for-2 stock split effected in the form of a 50% stock dividend.

           (2) Fiscal 1998 includes the effect of a $790 ($0.02 per share) extraordinary loss (net of tax of $492) on early extinguishment of debt (See Note 8 to the Consolidated Financial Statements).

           (3) Fiscal 1996 includes the effect of a $125 ($0.01 per share) extraordinary loss (net of tax of $76) on early extinguishment of debt.

           (4) Amounts have been adjusted for the May 1997 3-for-2 stock split effected in the form of a 50% stock dividend.

           (5) Fiscal 1997 and 1996 earnings per share amounts have been restated to conform with the provisions of Statement of Financial Accounting Standards No. 128 "Earnings per Share."

           (6) Excludes current installments (See Note 8 to the Consolidated Financial Statements).

           (7) The Company has not paid a cash dividend in any of the above years.

           (8) The fiscal year ended June 30, 2000 has been restated to record a warrant subscription receivable for the value of the warrants issued to DuPont and to apply the initial proceeds earned under the related DuPont agreements to the warrant subscription receivable (see Notes 1 and 2 to the Consolidated Financial Statements). In addition, the Company has reclassified proceeds from supply agreement for the fiscal years ended June 30, 1999, 1998 and 1997 from revenue to proceeds from patent challenge settlement (see Notes 1 and 3).