Form 10-K405, Exhibit 13
period 2001-06-30
BARR LABORATORIES INC
filed 2001-08-24
CIK 10081

                                                                      EXHIBIT 13

ITEM 7.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(thousands of dollars)

Results of Operations
---------------------
Fiscal 2001 to Fiscal 2000
--------------------------

Total revenues increased approximately 16% from $440,752 to $509,686 driven by increased product sales and increased development and other revenue.

Product sales increased approximately 12% from $440,110 to $493,256 due to increased sales of Tamoxifen and Warfarin Sodium and the launch of new products such as ViaSpan, which more than offset declines in sales of other products due to pricing declines and/or lower volumes.

Tamoxifen sales increased 8% from $297,395 to $322,318. The increase was attributable to higher prices and an expansion in the use of Tamoxifen as measured by an increase in total prescriptions written for the product. In October 1998, Tamoxifen was approved to reduce the incidence of breast cancer in women at high risk of developing the disease. Tamoxifen is a patent protected product manufactured for the Company by AstraZeneca, the innovator. Currently, Barr is the only distributor of Tamoxifen in the U.S. other than AstraZeneca, whose product is sold under the brand name Nolvadex. In fiscal 2001, Tamoxifen accounted for 65% of product sales versus 68% in fiscal 2000. The Company currently has a tentatively approved ANDA to manufacture the 10 mg tablet of Tamoxifen and is awaiting approval of the 20 mg tablet application. After the patent expires in August 2002, the Company expects that it will either continue to sell Tamoxifen as a distributed product or as its own manufactured product. The Company expects that additional competitors will enter the market upon patent expiry. If this does occur, Barr believes that while its revenues and market share will be negatively affected, its gross margins on the sales of Tamoxifen will exceed those it currently earns as a distributor.

Other product sales increased 20% from $142,583 to $170,938. The increase was attributable to increased sales of Warfarin Sodium and Trazodone and products introduced in the current fiscal year including ViaSpan, which the Company began distributing on August 1, 2000 and Fluvoxamine, which the Company launched in January 2001. Warfarin Sodium sales accounted for approximately 14% of total product sales in the current and prior year.

Development and other revenue consists primarily of amounts received from DuPont Pharmaceuticals Company ("DuPont") for various development and co-marketing agreements entered into in March 2000. As the Company incurs research and other development activity costs, Barr records such expenses as research and development and invoices and records the related revenue from DuPont as development and other revenue (See Note 2 to the Consolidated Financial Statements). Development and other revenue also includes royalty income earned under various licensing agreements with other third parties.

Cost of sales increased from $316,126 to $342,821 primarily related to an increase in product sales. As a percentage of product sales, cost of sales declined from 71.8% to 69.5%. The decrease in cost of sales as a percentage of product sales was due mainly to a lower percentage of Tamoxifen sales to total product sales, higher margins earned on Tamoxifen due to a price increase which occurred earlier in the year than the prior year and a more favorable mix of other higher margin products including ViaSpan, Fluvoxamine and Warfarin Sodium.

Selling, general and administrative expenses increased from $45,168 to $52,026. The increase was primarily due to higher legal spending, increased personnel costs, increased advertising and promotion costs and costs associated with the distribution of ViaSpan, which the Company began distributing August 1, 2000. The current year includes the Company's $2.4 million portion of the estimated $5.7 million success fee due to the Company's outside legal counsel in connection with the July 27, 2001 court order that removed the injunction restricting the launch of fluoxetine (See Note 15 to the Consolidated Financial Statements). The prior year's legal spending included a $2.5 million success fee paid to the Company's outside legal counsel associated with finalizing the various development and co-marketing agreements with DuPont. The increased spending over the prior year related to on-going patent challenges, legal research and preparation related to several additional patent challenges, increased costs associated with the Invamed, Inc./Apothecon, Inc. litigation as well as costs associated with antitrust litigation brought against the Company in fiscal 2001 (See Note 13 to the

Consolidated Financial Statements). The increased advertising and promotions costs are the result of increased promotional and advertising development costs related mainly to new product launches.

Research and development expenses increased from $40,451 to $53,244. Approximately 45% of the increase in research and development spending was attributable to increased raw material purchases and internal development costs associated with maintaining a higher number of products in development. The balance of the increase is mainly related to increased payments to clinical research organizations for clinical and bio-study services associated with the Company's expanded development activities, as well as increased payments for strategic collaborations. The increased level of spending during the fiscal year ended June 30, 2001, enabled the Company to file 18 applications with the U.S. Food and Drug Administration.

Interest income increased by $4,331 primarily due to an increase in the average cash and cash equivalents balance, partially offset by a decrease in the market rates on the Company's short-term investments.

Interest expense decreased $542 primarily due to lower fees paid on the average unsecured Tamoxifen payable balance (See Note 1 to the Consolidated Financial Statements) as well as a decrease in the Company's debt balances.

Other income increased by $3,301 primarily due to the $6,659 gain realized on the sale of the Company's investment in Galen Holdings plc ("Galen"), partially offset by the $2,450 charge related to the write-off of the Company's investment in Gynetics, Inc. The prior year amount reflects the $343 gain recognized on the warrants received from Halsey Drug Company, Inc. (See Note 6 to the Consolidated Financial Statements).

Results of Operations
---------------------
Fiscal 2000 to Fiscal 1999
--------------------------

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

Development and other revenue consist of income earned under various licensing agreements.

Cost of sales increased from $301,393 to $316,126 primarily related to an increase in product sales. As a percentage of product sales, cost of sales declined from 72.5% to 71.8%. The Company's product margins are dependent on several factors including product sales mix, manufacturing efficiencies and competition. The decrease in cost of sales as a percentage of product sales was due to a more favorable mix among non-Tamoxifen product sales, which was slightly offset by a higher percentage of Tamoxifen sales to total product sales. Tamoxifen is distributed by the Company and has lower margins than most of Barr's other products.

Selling, general and administrative expenses increased from $40,439 to $45,168. The increase was primarily due to legal costs related to litigation with DuPont that was resolved in March 2000, approximately $2,500 in one time legal charges associated with finalizing the Company's definitive agreements with DuPont and to ongoing patent challenges. Also, the prior year included approximately $1,700 related to the Company's share of the $4,000 payment received from Eli Lilly & Company for reimbursement of legal costs incurred as part of the agreement to take the Prozac(R) case directly to the court of appeals.

Research and development expenses increased from $22,593 to $40,451. Over 60% of the increase in research and development spending was attributable to increased payments to clinical research organizations for clinical and bio-study services. The balance of the increase is mainly related to higher personnel costs that support an increased number of products in development and higher costs associated with the Company's proprietary drug development efforts. Also, the prior year included $646 related to a proprietary product collaboration with Eastern Virginia Medical School. The increased level of spending during the fiscal year ended June 30, 2000, enabled the Company to file fifteen applications with the U.S. Food and Drug Administration and initiate Phase III clinical studies for two proprietary products.

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

Other income increased $311 primarily due to the gain recognized on the warrants received from Halsey Drug Co., Inc. (See Note 6 to the Consolidated Financial Statements).


Liquidity and Capital Resources
-------------------------------

The Company's cash and cash equivalents balance increased $66,417 or 43% to $222,339 at June 30, 2001 from $155,922 at June 30, 2000. In connection with an Alternative Collateral Agreement between the Company and the Innovator of Tamoxifen (See Note 1 to the Consolidated Financial Statements), the Company has increased the cash held in its interest-bearing escrow account from $74,011 at June 30, 2000 to $96,820 at June 30, 2001.

Cash provided by operating activities was $64,341 for the year ended June 30, 2001, driven by net earnings of $62,487, that more than offset an increase in working capital. The working capital increase was led by increases in accounts receivable and inventories, which were partially offset, by an increase in accounts payable and accrued liabilities. Accounts receivable at June 30, 2001 were $73,050 or $18,381 higher than those at June 30, 2000 primarily attributable to increased product sales. The $36,133 increase in inventory is due to a $24,160 increase in Tamoxifen inventory as a result of the timing of Tamoxifen sales and increased Tamoxifen purchases, and an $11,973 increase in other inventory primarily reflecting increased inventory associated with products the Company intends to launch in fiscal 2002, including Fluoxetine. The increase in accounts payable and accrued liabilities is primarily the result of increased Tamoxifen purchases as well as the $5.7 million success fee due to the company's outside legal counsel related to the Prozac patent challenge (See Note 15 to the Consolidated Financial Statements).

Approximately $28 million of the Company's fiscal 2001 cash flows from operations relates to payments from its contingent non-exclusive supply agreement with Bayer Corporation ("Bayer") related to its 1997 Cipro(R) patent challenge. Under that agreement, Bayer has, at its option, the right to allow Barr and its partner (collectively Barr) to purchase Cipro at a predetermined discount or to provide Barr quarterly cash payments. This contingent supply agreement expires in December 2003. If Bayer does not elect to supply Barr with product, Barr would receive approximately $31 million per calendar year for the remainder of the agreement. However, there is no guarantee that Bayer will continue to make such payments. If Bayer elected to supply product to Barr for resale, the earnings and related cash flows, if any, Barr could earn from the sale of Cipro would be entirely dependent upon market conditions. The Supply Agreement also provides that, six months prior to patent expiry, if Barr is not already distributing the product, Barr will have the right to begin distributing ciprofloxacin product manufactured by Bayer.

In fiscal 2001, the Company earned $17,570 related to the DuPont agreements entered into in March 2000. Of the $17,570, the Company received $15,170 in cash prior to year-end and the remaining $2,400 was included in other receivables at June 30, 2001.

During fiscal 2001, the Company invested $17,722 in capital assets, primarily related to upgrades and new equipment for its facilities. In fiscal 2002, the Company expects to increase its capital spending compared to fiscal 2001 through increased investments in management information systems and expansion in its distribution, research and development, manufacturing and packaging capabilities. As a result, the Company could spend $23 to $31 million in capital projects in fiscal 2002. Over the past two years, capital projects have been funded from cash flows provided by operations. Given the extent and the long-term nature of some of the planned expenditures, the Company may consider financing a portion of its projects and believes it has the capital structure and cash flow to complete such financing.

The Company realized approximately $12.8 million in proceeds on the sales of its investment in Galen. The Company completed the sales of its investment in Galen in March 2001 and, therefore, further gains and cash flows will not be realized.

Debt balances declined by approximately $2 million during the fiscal year due to scheduled repayments on the Company's debt. Scheduled principal repayments on the Company's existing debt will be approximately $3.2 million in fiscal 2002. The company did not use any funds available to it under its $20 million Revolving Credit Facility during fiscal 2001. This facility expires in December 2001 and the Company is currently evaluating an extension and/or expansion of such facility.

A portion of the Company's spending on proprietary product development is being reimbursed by DuPont Pharmaceuticals Company in accordance with two development agreements entered into in March 2000 (See Note 2 to the Consolidated Financial Statements). During the year ended June 30, 2001, the Company earned $17,008 under the terms of the two agreements. Payments of $2 million per quarter over four quarters, related to the Trexall Development and Marketing Agreement, ended December 31, 2000. The Company's final $1 million payment under that agreement was received in March for gaining FDA approval on Trexall prior to March 31, 2001. Payments under the Proprietary Product Development Agreement are reimbursements of Barr's spending up to an aggregate of $45 million on three of its proprietary products. This agreement provides for reimbursement of up to $4 to $5 million per quarter through December 2003. As of June 30, 2001, the Company had received approximately $20 million of the $45 million maximum. The Company expects that all its costs related to the products covered by the DuPont agreement will be within the quarterly limits and therefore expects to be reimbursed all of its costs in fiscal 2002.

On June 29, 2001 the Company announced that it had signed a definitive merger agreement with Duramed Pharmaceuticals, Inc. ("Duramed"). Under the terms of the agreement, Duramed common shareholders will receive 0.2562 shares of Barr common stock for each share of Duramed common stock. Duramed preferred stock shareholders will receive 5.0632 shares of Barr common stock for each share of Duramed preferred stock. The transaction is subject to customary approvals and other conditions, and is expected to close late in Barr's first fiscal quarter or early in its second fiscal quarter. If the transaction is completed Barr expects to incur approximately $35 million in direct transaction costs related to this merger, the majority of which will be incurred in fiscal 2002. These costs include amounts to satisfy existing employment contracts, as well as investment banking, legal, accounting, regulatory agency filings, financial printing and other related costs. In addition, Duramed currently has debt balances that total approximately $45 million, a portion of which would be due upon closing of the transaction. If the transaction is completed, the Company intends to either refinance or retire all or a portion of the outstanding debt through existing cash balances, its Revolving Credit Facility Agreement or other means which the Company may deem appropriate.

The Company's cash flow from operations and its overall liquidity position is expected to increase substantially due to the launch of Fluoxetine on August 2, 2001. The amount of cash flow that will be generated related to this launch is difficult to predict since it is dependent on several factors outside of the Company's control. These factors include the rate of substitution and related market share that Barr could achieve during the exclusivity period and beyond, and the extent of price declines following Barr's period of market exclusivity when numerous other generic companies are expected to launch competing Fluoxetine products.

To expand its growth opportunities, the Company has and will continue to evaluate and enter into various strategic collaborations or acquisitions. The timing and amount of cash required to enter into these collaborations may be significant, but is difficult to predict because they are dependent on several factors, many of which are outside of the Company's control. Spending related to agreements in place at June 30, 2001 is not expected to exceed $1,000.

The Company believes that its current cash balances, cash flows from operations and borrowing capacity, including unused amounts under its existing $20 million Revolving Credit Facility, will be adequate to meet the operations described above and to take advantage of strategic opportunities as they occur. To the extent that additional capital resources are required, such capital may be raised by additional bank borrowings, equity offerings or other means.

Outlook
-------

The following section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. The generic pharmaceutical industry is characterized by relatively short product lives and declining prices and margins as competitors launch competing products. The Company's strategy has been to develop generic products with some barrier to entry to limit competition and extend product lives and margins. The Company's expanded efforts in developing and launching proprietary products is also driven by the desire to market products that will have limited competition and longer product lives. The Company's future operating results are dependent upon several factors that impact its stated strategies. These factors include timing of product approval and launches, the ability to introduce new products, patient acceptance of new products and new indications of existing products, customer purchasing practices, pricing practices of competitors, spending levels including research and development and patent activities as well as risk factors contained in the Company's Registration Statements on Forms S-3 and S-4 as filed with the Securities and Exchange Commission in May 2001 and August 2001, respectively. In addition, the ability to receive sufficient quantities of raw materials to maintain its production is critical. While the Company has not experienced any interruption in sales due to lack of raw materials, the Company is continually identifying alternate raw material suppliers for many of its key products in the event that raw material shortages were to occur.

As previously discussed, the Company announced that it signed a definitive merger agreement with Duramed on June 29, 2001. The merger is expected to be accounted for on a pooling-of-interest basis and is expected to close, subject to customary approvals and other conditions, late in Barr's first fiscal quarter or early in its second fiscal quarter. The following comments do not reflect the expectations of the combined company.

The Company's net income guidance for fiscal 2002, excluding Fluoxetine, continues to be $75 to $80 million. Based on expected weighted average shares of approximately 38 million shares, fiscal 2002 earnings per share would be in the range of $1.97 to $2.10 per share.

Product sales are expected to increase significantly in the quarter ending September 30, 2001 compared to the same period in the prior year. The year over year increase is expected to be driven primarily by the launch of Fluoxetine 20mg capsules, higher Tamoxifen sales and increased sales of other products. Other product sales are expected to increase compared to the same period in the prior year primarily from sales of new generic products expected to be approved and launched before the end of the quarter that will more than offset expected declines in existing generic product sales.

Development revenues depend on the Company's spending on the products covered by the proprietary drug development agreement with DuPont. Such amounts are limited to a maximum of $5 million per quarter for fiscal 2002. The Company expects that total development and other revenue will increase to approximately $4 to $5 million in the quarter ending September 30, 2001.

Proceeds from patent challenge settlement represents amounts earned under the terms of the supply agreement entered into as part of the settlement of the Company's patent challenge on Bayer's Cipro antibiotic. Under the terms of the supply agreement, Bayer can elect to supply Barr and its partner product at a predetermined discount or if Bayer does not make such election, Barr will recognize proceeds of approximately $31 million per year through the year ending June 30, 2005. If Bayer does not elect to provide product to Barr for resale, the Company expects to record proceeds of approximately $7.9 million in the quarter ending September 30, 2001, up 13% from the prior year amount.

Barr's product margins represent the amount of gross profit it expects to earn on product sales expressed as a percentage of product sales. Barr's overall margins on product sales in the quarter ending September 30, 2001 are expected to increase compared to prior year. The expected increase is the result of a lower percentage of Tamoxifen sales to total sales. The expected lower percentage of Tamoxifen sales to total sales is primarily the result of the launch of Fluoxetine 20mg capsules. Tamoxifen is distributed by the Company and has lower margins than most of Barr's other products. Tamoxifen margins are expected to be lower in the quarter ended September 30, 2001 versus the prior year due to the timing of the price increase instituted in the prior year. Margins on other product sales are expected to be down compared to the prior year primarily due to the launch of Fluoxetine, which due to the profit split with the Company's partner, has lower margins than most of Barr's other products.

Selling, general and administrative expenses are expected to increase to approximately $14 to $16 million in the quarter ending September 30, 2001. The increase is expected to be caused by higher sales and marketing costs associated with supporting the Company's Trexall proprietary product, including sales royalties expected to be earned by DuPont Pharmaceuticals for providing the sales force used to promote the product directly to physicians, as well as sales and marketing costs associated with the Company's expected product launches in fiscal 2002. Other selling, general and administrative expense increases include higher distribution costs due to higher expected sales volumes and higher expected legal costs due to an increase in patent challenge activities and higher costs associated with defending the Company against class action suits, initiated in fiscal 2001, relating to the Company's patent challenge settlements.

Research and development costs are anticipated to increase to approximately $17 to $19 million in the quarter ended September 30, 2001. A portion of this increase is related to expected spending on the third product in the DuPont proprietary drug development agreement. As previously discussed, all spending under that agreement is expected to be reimbursed by DuPont up to the specific limits discussed. The balance of the expected increase is due to anticipated increases in raw material purchases and clinical trial costs associated with the Company's generic drug development effort.

Interest income is expected to remain flat with the prior year quarter as lower market interest rates should be somewhat offset by higher expected cash balances in the current quarter.

Interest expense is expected to be slightly less in the quarter ending September 30, 2001 versus the prior year quarter due to slightly lower debt balances.

The Company's weighted average shares outstanding depends on several factors including the number of employee and director stock options granted by the Company during the year, the Company's stock price during the year in relation to the strike prices of its options and warrants outstanding, and whether the Company would issue shares if it decides to pursue any strategic acquisitions. Weighted average shares in the quarter are expected to increase approximately 2% when compared to the prior year quarter.

Based on the above factors, the company expects its earnings per share assuming dilution for the quarter ended September 30, 2001 to be approximately $1.40 to $1.45.

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

Forward-Looking Statements
--------------------------

Except for the historical information contained herein, this Form 10-K contains forward-looking statements, all of which are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include: the timing and outcome of legal proceedings; the difficulty of predicting the timing of FDA approvals; the difficulty in predicting the timing and outcome of court decisions on patent challenges, including the Supreme Court; the court and FDA decisions on exclusivity periods; market and customer acceptance and demand for new pharmaceutical products; the ability to market proprietary products; the impact of competitive products and pricing; timing and success of product development and launch; availability of raw materials; the regulatory environment; fluctuations in operating results; and, other risks detailed from time-to-time in the Company's filings with the Securities and Exchange Commission. Forward-looking statements can be identified by their use of words such as "expects," "plans," "will," "should," "believes," "may," "estimates," "intends" and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should our assumptions prove inaccurate, actual results could vary materially from those anticipated.

BARR LABORATORIES, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                                              JUNE 30,                JUNE 30,
                                                                                                2001                     2000
                                                                                             ---------               ---------
                                     ASSETS

Current assets:
    Cash and cash equivalents                                                                $ 222,339               $ 155,922

    Marketable securities                                                                           --                      96

    Accounts receivable (including receivables from related parties of $3,603 in 2001 and $865 in 2000) less allowances of $8,230
      and $4,140 in 2001 and 2000, respectively                                                 73,050                  54,669

    Other receivables                                                                           20,272                  23,811
    Inventories                                                                                115,615                  79,482
    Deferred income taxes                                                                        2,716                      --
    Prepaid expenses                                                                             2,782                   1,428
                                                                                             ---------               ---------
      Total current assets                                                                     436,774                 315,408


Property, plant and equipment, net                                                             102,583                  95,296
Other assets                                                                                     4,037                  13,149
                                                                                             ---------               ---------
      Total assets                                                                           $ 543,394               $ 423,853
                                                                                             =========               =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable (including payables to a related party of $954
     and $497 in 2001 and 2000, respectively)                                                $ 120,921               $  94,529
    Accrued liabilities                                                                         17,280                  11,079
    Deferred income taxes                                                                           --                   1,036
    Current portion of long-term debt                                                            3,185                   1,924
    Income taxes payable                                                                        10,174                   3,948
                                                                                             ---------               ---------
      Total current liabilities                                                                151,560                 112,516

Long-term debt                                                                                  24,899                  28,084
Other liabilities                                                                                1,293                   1,085

Commitments & Contingencies

Shareholders' equity
    Preferred stock, $1 par value per share; authorized 2,000,000 shares; none issued
    Common stock $.01 par value per share; authorized 100,000,000;
      issued 35,581,369 and 35,004,869 in 2001 and 2000, respectively                              356                     350
    Additional paid-in capital                                                                 104,188                  83,463
    Additional paid-in capital - warrants                                                       16,418                  16,418
    Warrant subscription receivable                                                                 --                  (1,835)
    Retained earnings                                                                          244,356                 181,869
    Accumulated other comprehensive income                                                         337                   1,916
                                                                                             ---------               ---------
                                                                                               365,655                 282,181

    Treasury stock at cost: 176,932 shares                                                         (13)                    (13)
                                                                                             ---------               ---------
      Total shareholders' equity                                                               365,642                 282,168
                                                                                             ---------               ---------
      Total liabilities and shareholders' equity                                             $ 543,394               $ 423,853
                                                                                             =========               =========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                2001             2000           1999
                                                                             ---------        ---------       ---------
Revenues:
   Product sales (including sales to related parties of $7,139, $7,479 and
     $6,852 in 2001, 2000 and 1999, respectively)                            $ 493,256        $ 440,110       $ 415,950
   Development and other revenue                                                16,430              642              --
                                                                             ---------        ---------       ---------
Total revenues                                                                 509,686          440,752         415,950

Costs and expenses:
   Cost of sales                                                               342,821          316,126         301,393
   Selling, general and administrative                                          52,026           45,168          40,439
   Research and development                                                     53,244           40,451          22,593
                                                                             ---------        ---------       ---------

Earnings from operations                                                        61,595           39,007          51,525

Proceeds from patent challenge settlement                                       28,313           27,584          28,083
Interest income                                                                  9,423            5,092           3,180
Interest expense                                                                 1,863            2,405           2,697
Other income                                                                     3,648              347              36
                                                                             ---------        ---------       ---------

Earnings before income taxes                                                   101,116           69,625          80,127

Income tax expense                                                              38,629           25,448          30,877
                                                                             ---------        ---------       ---------

Net earnings                                                                 $  62,487        $  44,177       $  49,250
                                                                             =========        =========       =========

Earnings per common share                                                    $    1.77        $    1.28       $    1.45
                                                                             =========        =========       =========

Earnings per common share - assuming dilution                                $    1.66        $    1.24       $    1.39
                                                                             =========        =========       =========

Weighted average shares                                                         35,267           34,406          33,877
                                                                             =========        =========       =========

Weighted average shares-assuming dilution                                       37,687           35,715          35,373
                                                                             =========        =========       =========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                       Additional                          Accumulated
                                                           Additional   paid-in     Warrant                   other
                                          Common stock        paid      capital-  subscription Retained   comprehensive
                                       Shares     Amount   in capital   warrants  receivable   earnings   income / (loss)
                                      ---------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998                22,424,645  $  224    $ 68,064   $       -- $         -- $ 88,596   $         (942)
Comprehensive income:
   Net earnings                                                                                  49,250
   Unrealized loss on marketable
     securities, net of tax of $238                                                                                 (316)

Total comprehensive income
Tax benefit of stock incentive plans                           4,352
Issuance of common stock
   for exercised stock options
   and employees' stock
   purchase plans                        498,938       5       4,487
                                      ---------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1999                22,923,583     229      76,903           --           --  137,846           (1,258)

Comprehensive income:
   Net earnings                                                                                  44,177
   Unrealized gain on marketable
     securities, net of tax of $2,126                                                                              3,174

Total comprehensive income
Tax benefit of stock incentive plans                             846
Issuance of common stock
   for exercised stock options
   and employees' stock
   purchase plans                        426,947       5       5,741
Issuance of warrants                                                       16,418      (16,418)
Proceeds applied to
   warrant receivable                                                                   14,583
Stock split (3-for-2)                 11,654,339     116         (27)                              (154)              --
                                      ---------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2000                35,004,869     350      83,463       16,418       (1,835) 181,869            1,916

Comprehensive income:
   Net earnings                                                                                  62,487
   Unrealized gain on marketable
     securities, net of tax of $226                                                                                  305
   Reclassification adjustment                                                                                    (1,884)

Total comprehensive income
Tax benefit of stock incentive plans                          11,614
Issuance of common stock
   for exercised stock options
   and employees' stock
   purchase plans                        576,500       6       9,111
Proceeds applied to
   warrant receivable                                                                    1,835
                                      ---------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2001                35,581,369  $  356    $104,188   $   16,418 $         -- $244,356   $          337
                                      =======================================================================================

                                                           Total
                                      Treasury  stock   shareholders'
                                      Shares    Amount     equity
                                      -------------------------------
BALANCE, JUNE 30, 1998
Comprehensive income:                  117,955   $  (13) $     155,929
   Net earnings                                                 49,250
   Unrealized loss on marketable
     securities, net of tax of $238                               (316)
                                                         -------------
Total comprehensive income                                      48,934
Tax benefit of stock incentive plans                             4,352
Issuance of common stock
   for exercised stock options
   and employees' stock
   purchase plans                                                4,492
                                       -------------------------------
BALANCE, JUNE 30, 1999                 117,955      (13)       213,707

Comprehensive income:
   Net earnings
   Unrealized gain on marketable                                44,177
     securities, net of tax of $2,126                            3,174
                                                         -------------
Total comprehensive income                                      47,351
Tax benefit of stock incentive plans                               846
Issuance of common stock
   for exercised stock options
   and employees' stock
   purchase plans                                                5,746
Issuance of warrants                                                --
Proceeds applied to
   warrant receivable                                           14,583
Stock split (3-for-2)                   58,977       --            (65)
                                       -------------------------------
BALANCE, JUNE 30, 2000                 176,932      (13)       282,168

Comprehensive income:
   Net earnings                                                 62,487
   Unrealized gain on marketable
   securities, net of tax of $226                                  305
Reclassification adjustment                                     (1,884)
                                                         -------------
Total comprehensive income                                      60,908
Tax benefit of stock incentive plans                            11,614
Issuance of common stock
   for exercised stock options
   and employees' stock
   purchase plans                                                9,117
Proceeds applied to
   warrant receivable                                            1,835
                                       -------------------------------
BALANCE, JUNE 30, 2001                 176,932    $ (13) $     365,642
                                       ===============================


        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

BARR LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999
(IN THOUSANDS OF DOLLARS)

                                                                                          2001            2000         1999
                                                                                       ---------      --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                                                                        $  62,487      $ 44,177     $ 49,250
   Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization                                                     10,846        10,420        9,306
        Deferred income tax (benefit) expense                                             (4,244)       (4,127)       1,834
        Loss (gain) on sale of assets                                                        303          (470)          11
        (Gain) loss on sale of marketable securities                                      (6,671)          122            6
        Write-off of investments                                                           2,750            --           --

    Tax benefit of stock incentive plans                                                  11,614           846        4,352

    Changes in assets and liabilities:
     (Increase) decrease in:
        Accounts receivable and other receivables, net                                   (14,842)      (12,503)      (4,550)
        Inventories                                                                      (36,133)       (1,869)      (3,236)
        Prepaid expenses                                                                  (1,354)          128         (750)
        Other assets                                                                         508        (1,718)        (492)
     Increase (decrease) in:
        Accounts payable, accrued liabilities and other liabilities                       32,851         8,015      (14,633)
        Income taxes payable                                                               6,226         3,769       (3,178)
                                                                                       ---------      --------     --------
     Net cash provided by operating activities                                            64,341        46,790       37,920
                                                                                       ---------      --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchases of property, plant and equipment                                            (17,722)      (12,086)     (12,333)
   Proceeds from sale of property, plant and equipment                                        27           287            1
   Purchases of strategic investments                                                         --            --       (2,800)
   Proceeds (purchases) of marketable securities, net                                     10,839         7,965         (901)
                                                                                       ---------      --------     --------
     Net cash used in investing activities                                                (6,856)       (3,834)     (16,033)
                                                                                       ---------      --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Principal payments on long-term debt and capital leases                                (2,020)       (2,165)      (1,968)
   Net borrowings under line of credit                                                        --            --       (2,500)
   Fees associated with stock split                                                           --           (65)          --
   Earnings under DuPont agreements applied to warrant receivable                          1,835        14,583           --
   Proceeds from exercise of stock options and employee stock purchases                    9,117         5,746        4,492
                                                                                       ---------      --------     --------
     Net cash provided by financing activities                                             8,932        18,099           24
                                                                                       ---------      --------     --------
     Increase in cash and cash equivalents                                                66,417        61,055       21,911
Cash and cash equivalents, beginning of year                                             155,922        94,867       72,956
                                                                                       ---------      --------     --------
Cash and cash equivalents, end of year                                                 $ 222,339      $155,922     $ 94,867
                                                                                       =========      ========     ========

SUPPLEMENTAL CASH FLOW DATA:
   Cash paid during the year:
     Interest, net of portion capitalized                                              $   1,892      $  2,438     $  2,727
                                                                                       =========      ========     ========
     Income taxes                                                                      $  25,533      $ 24,946     $ 27,869
                                                                                       =========      ========     ========

   Non-cash transactions:
     Equipment under capital lease                                                     $     612      $     --     $     --
                                                                                       =========      ========     ========
     Write-off of equipment & leasehold improvements related to closed facility        $      --      $    115     $     83
                                                                                       =========      ========     ========
     Warrants issued for subscription receivable                                       $      --      $ 16,418     $     --
                                                                                       =========      ========     ========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                             BARR LABORATORIES, INC.

                 Notes to the Consolidated Financial Statements
               (in thousands of dollars, except per share amounts)

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Principles of Consolidation and Other Matters
                  ---------------------------------------------

                  The consolidated financial statements include the accounts of Barr Laboratories, Inc. (the "Company or Barr") and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                  Sherman Delaware, Inc. owned 32.1% of the outstanding common stock of the Company at June 30, 2001. Dr. Bernard C. Sherman is a principal stockholder of Sherman Delaware, Inc. and a Director of Barr Laboratories, Inc.

                  Certain amounts in the prior year's financial statements have been reclassified to conform with the current year presentation.

          (b)     Credit and Market Risk
                  ----------------------

                  Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments and trade receivables. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

         (c)      Cash and Cash Equivalents
                  -------------------------

                  Cash equivalents consist of short-term, highly liquid investments including market auction securities with interest rates that are re-set in intervals of 7 to 49 days, which are readily convertible into cash at par value, which approximates cost. As of June 30, 2001 and 2000, $96,820 and $74,011, respectively, of the Company's cash was held in an interest bearing escrow account. Such amounts represent the portion of the Company's payable balance with AstraZeneca Pharmaceuticals LP ("AstraZeneca"), which the Company has decided to secure in connection with its cash management policy.

                  In December 1995, the Company and AstraZeneca, the Innovator of Tamoxifen, entered into an Alternative Collateral Agreement ("Collateral Agreement") which suspends certain sections of the Supply and Distribution Agreement ("Distribution Agreement") entered into by both parties in March 1993. Under the Collateral Agreement, extensions of credit to the Company are no longer required to be secured by a letter of credit or cash collateral. However, the Company may at its discretion maintain a balance in the escrow account based on its short-term cash requirements. All remaining terms of the Distribution Agreement remain in place. In return for the elimination of the cash collateral requirement and in lieu of issuing letters of credit, the Company has agreed to pay AstraZeneca monthly interest based on the average unsecured monthly Tamoxifen payable balance, as defined in the Collateral Agreement, and maintain compliance with certain financial covenants. The Company was in compliance with such covenants at June 30, 2001.

         (d)      Inventories
                  -----------

                  Inventories are stated at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

         (e)      Property, Plant and Equipment
                  -----------------------------

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

         (f)      Research and Development
                  ------------------------

                  Research and development costs, which consist principally of product development costs, are charged to operations as incurred.

         (g)      Earnings Per Share
                  ------------------

                  On May 31, 2000, the Company's Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend. Approximately 11.6 million additional shares of common stock were distributed on June 29, 2000 to shareholders of record as of June 12, 2000. All applicable prior year share and per share amounts have been adjusted for the stock split.

                  The following is a reconciliation of the numerators and denominators used to calculate earnings per common share ("EPS") on the Consolidated Statements of Operations:

                                                                         2001          2000           1999
                                                                      -----------   ------------   -----------
EARNINGS PER COMMON SHARE:
Net earnings (numerator)                                              $   62,487    $     44,177   $    49,250

Weighted average shares (denominator)                                     35,267          34,406        33,877

Net earnings                                                          $     1.77    $       1.28   $      1.45
                                                                      ===========   ============   ===========


EARNINGS PER COMMON SHARE - ASSUMING DILUTION:

Net earnings (numerator)                                              $   62,487    $     44,177   $    49,250

Weighted average shares                                                   35,267          34,406        33,877
Effect of dilutive options                                                 2,420           1,309         1,496
                                                                      -----------   ------------   -----------

Weighted averages shares- assuming dilution (denominator)                 37,687          35,715        35,373

Net earnings                                                          $     1.66    $       1.24   $      1.39
                                                                      ===========   ============   ===========

Share amounts in thousands

                  During the years ended June 30, 2001, 2000 and 1999, there were 130,400, 1,560,000 and 819,000 respectively, of outstanding options and warrants that were not included in the computation of diluted EPS, because their respective exercise prices were greater than the average market price of the common stock for the period.

         (h)      Deferred Financing Fees
                  -----------------------

                  All debt issuance costs are being amortized on a straight-line basis over the life of the related debt, which matures in 2002, 2004 and 2007. The unamortized amounts of $166 and $238 at June 30, 2001 and 2000, respectively, are included in other assets in the Consolidated Balance Sheets.

         (i)      Fair Value of Financial Instruments
                  -----------------------------------

                  Cash, Accounts Receivable, Other Receivables and Accounts Payable - The carrying amounts of these items are a reasonable estimate of their fair value.

                  Marketable Securities - Marketable securities are recorded at their fair value (see Note 6).

                  Other Assets - Investments in strategic collaborations that do not have a readily determinable market value are recorded at cost as it is a reasonable estimate of fair value or current realizable value (see Note 6).

                  Long-Term Debt - The fair value at June 30, 2001 and 2000 is estimated at $28 million and $30 million, respectively. Estimates were determined by discounting the future cash flows using rates currently available to the Company.

                  The fair value estimates presented herein are based on pertinent information available to management as of June 30, 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

         (j)      Use of Estimates in the Preparation of Financial Statements
                  -----------------------------------------------------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures; actual results may differ substantially.

         (k)      Revenue Recognition
                  -------------------

                  The Company recognizes product sales revenue when substantially all risks and rights of ownership have transferred. Barr earns revenues under the DuPont research and development agreements (see Note 2) as Barr performs the related research and development. Amounts received under these agreements are not refundable. For the period between January 1, 2000 and July 31, 2000, Barr earned Transition Revenues under the ViaSpan Agreement. For the years ended June 30, 2001 and 2000, $1,835 and $14,583, respectively, earned under the DuPont and ViaSpan Agreements have been applied against the warrant receivable (see Note 2).

         (l)      Segment Reporting
                  -----------------

                  The Company operates in one segment - the development, manufacture and marketing of generic and proprietary pharmaceuticals. The Company's chief operating decision-maker reviews operating results on a consolidated company basis.

                  The Company's manufacturing plants are located in New Jersey, New York and Virginia and its products are sold throughout the United States, Puerto Rico and Canada, primarily to wholesale and retail distributors. In fiscal 2001, 2000 and 1999, a customer accounted for approximately 15%, 16% and 14% of product sales, respectively. No other customer accounted for greater than 10% of product sales in any of the last three fiscal years.

         (m)      Asset Impairment
                  ----------------

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

         (n)      New Accounting Pronouncements
                  -----------------------------

                  Derivative Instruments

                  On June 15, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended and interpreted, provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters for all fiscal years beginning after June 15, 2000. The Company adopted SFAS No. 133 on July 1, 2000 and its adoption did not have a material impact on the Company's consolidated financial statements.

                  Revenue Recognition

                  In December 1999, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements" which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company implemented SAB 101 on January 1, 2001 and its adoption did not have a material impact on the Company's consolidated financial statements.

                  Business Combinations/Goodwill and Other Intangible Assets

                  In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supercedes APB opinion No. 16, "Business Combinations" and amends or supercedes a number of related interpretations of APB 16. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, and changes the criteria to recognize intangible assets apart from goodwill. SFAS No. 142 supercedes APB opinion No. 17, "Intangible Assets." Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. The Company plans to adopt the provisions of SFAS No. 141 for any business combination that is initiated after June 30, 2001. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 beginning in the first fiscal quarter of fiscal 2003. The Company believes that the adoption of SFAS No's. 141 and 142 will not have a material impact on its results of operations or financial position.


(2)      DUPONT PHARMACEUTICALS COMPANY STRATEGIC ALLIANCE

         On March 20, 2000, the Company signed definitive agreements to establish a strategic relationship with DuPont Pharmaceuticals Company ("DuPont") to develop, market and promote several proprietary products and to terminate all litigation between the two companies. Each agreement contains common termination provisions including for bankruptcy and material breach by either party, which is not cured within a specified period. The Company is unable to assess whether the individual terms of each of the agreements would have been different had each of the agreements been negotiated separately with other third parties not involved in litigation. These agreements are individually described below.

         Development and Other Revenue/Warrant Subscription Receivable

         In connection with a proprietary product development funding agreement ("Product Development Agreement"), DuPont may invest up to $45 million over three years to support the development of three of the Company's proprietary products. The funding is subject to a maximum amount of $17 million per product. Funding is made on a quarterly basis and is limited to a maximum of $5 million per quarter. As Barr incurs qualified research and development expenses, as defined in the Product Development Agreement, Barr records such expenses as research and development, and invoices and records the related revenue from DuPont as development and other revenue. Upon approval of the products, Barr will be responsible for marketing the products and DuPont may receive royalties based on product sales for a term of ten years. Such royalties may be reduced if Barr elects to repay the funding provided by DuPont. If Barr elects this option, DuPont may elect to eliminate the royalty in exchange for an additional fee. In connection with the Product Development Agreement, the Company earned $12,008 and $8,000 for the years ended June 30, 2001 and 2000, respectively and reported $1,835 and $8,000, respectively, as an offset to the warrant subscription receivable described below.

         In a second agreement, DuPont assumed responsibility for sales and marketing support of Trexall, which Barr launched in the second calendar quarter of 2001 ("Development and Marketing Agreement"). During the development period, as Barr completed its ongoing research and other development activities necessary to gain FDA approval for the product, Barr received payments and recorded revenues. Such payments, included a milestone payment the Company received for getting FDA approval on Trexall prior to March 31, 2001. Upon FDA approval of the product, Barr became responsible for manufacturing and packaging the product for DuPont, and DuPont receives a royalty based on product sales for a term of five years. In addition to general termination provisions, DuPont may terminate the agreement after two years from launch of the product. Barr may terminate the agreement after three years from the launch of the product and if so, DuPont will receive a quarterly royalty based on product sales for one year following the termination date. For the years ended June 30, 2001 and 2000, the Company earned $5,000 and $4,000, respectively, related to this agreement. For the year ended June 30, 2000, the Company reported the $4,000 identified above as an offset to the warrant subscription receivable described below.

         Under the terms of a third agreement, ("ViaSpan Agreement"), Barr became the sole distributor in the United States and Canada of DuPont's ViaSpan(R) organ transplant preservation agent for a period of eight years. Barr purchases ViaSpan from DuPont for resale. During a transition period, that ended July 31, 2000, DuPont remained the distributor of ViaSpan but paid a fee to Barr based on a defined formula ("Transition Revenue") calculated on DuPont's actual sales of ViaSpan during this transition period. In addition to general termination provisions, Barr may terminate this agreement at any time upon a defined notice period. For the years ended June 30, 2001 and 2000, the Company earned $562 and $2,584, respectively, during this transition period. For the year ended June 30, 2000, the Company reported the $2,584 identified above as an offset to the warrant subscription receivable described below. On August 1, 2000, Barr assumed complete responsibility for distributing the product and records product sales and related costs, including royalties to DuPont based on product sales, in its Consolidated Statement of Operations.

         Warrants/Warrant Subscription Receivable

         In connection with the strategic alliance, the Company issued two warrants granting DuPont the right to purchase 750,000 shares of Barr's common stock at $31.33 per share, and 750,000 shares at $38.00 per share, respectively. Each warrant is immediately exercisable and expires in March 2004. DuPont cannot assign or transfer the warrants to a third party without Barr's consent. As of June 30, 2001, DuPont had sold its rights to all the warrants to other third parties. None of the options have been exercised as of June 30, 2001. In connection with the issuance of such warrants, the Company recorded $16,418 as the fair value of the warrants as a subscription receivable in the shareholder's equity section of the Consolidated Balance Sheet at June 30, 2000. The amount was calculated using a Black-Scholes option pricing model with the following assumptions at the grant date: dividend yield of 0%; expected volatility of 38%; weighted-average risk-free interest rate of 7.1341% and expected term of 4 years. For the years ended June 30, 2001 and 2000, the Company applied $1,835 and $14,584, respectively, earned under the three agreements with DuPont as a reduction of the warrant subscription receivable. In September 2000, when the warrant receivable was reduced to zero, the Company began to report all revenues earned under the Product Development and Development and Marketing Agreements as Development and other revenue on the Consolidated Statements of Operations.

(3)      PROCEEDS FROM PATENT CHALLENGE SETTLEMENT

         In January 1997, Bayer AG and Bayer Corporation ("Bayer") and the Company agreed to settle the then pending litigation regarding Bayer's patent protecting ciprofloxacin hydrochloride. Under the Settlement Agreement, the Company withdrew its patent challenge by amending its ANDA from a paragraph IV certification (claiming invalidity) to a paragraph III certification (seeking approval upon patent expiry) and acknowledged the validity and enforceability of the ciprofloxacin patent. As consideration for this settlement, the Company received a non-refundable payment of $24,550 in January 1997, which it recorded as proceeds from patent challenge settlement. Concurrent with the Settlement Agreement, the Company also signed a contingent, non-exclusive Supply Agreement ("Supply Agreement") with Bayer that ends at patent expiry in December 2003.

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

         If Bayer elects to supply Barr and Rugby Laboratories with product for resale in the market, the amount Barr and Rugby Laboratories could earn would be dependent upon numerous market factors including, the existence of competing products, market acceptance of the Barr product and pricing decisions. If Bayer elects not to allow Barr and Rugby Laboratories to purchase product for resale, Barr is entitled to receive cash payments during the remainder of the agreement that could range from $31-$32 million per calendar year through December 31, 2003. As of June 30, 2001, the present value of the cash payments Barr may receive approximates $72 million. However, there is no guarantee that Bayer will continue to elect to make cash payments.

         Barr recognizes the amounts due under the Supply Agreement as such amounts are realized based on the outcome of Bayer's election. The amounts realized are reported as proceeds from patent challenge settlement.

         Also included in proceeds from patent challenge settlement for the year ended June 30, 1999 is $1,500 received under a separate contingent supply agreement with an unrelated party relating to the ciprofloxacin patent challenge.

(4)      INVENTORIES

         A summary of inventories is as follows:

                                                June 30,
                                         ------------------------
                                           2001             2000
                                         ---------       --------
Raw materials and supplies               $  22,656       $ 16,884
Work-in-process                              5,825          5,102
Finished goods                              87,134         57,496
                                         ---------       --------
                                         $ 115,615       $ 79,482
                                         =========       ========


         Tamoxifen Citrate, purchased as a finished product, accounted for $66,890 and $42,730 of finished goods inventory at June 30, 2001 and 2000, respectively.

(5)      PROPERTY, PLANT AND EQUIPMENT

         A summary of property, plant and equipment is as follows:

                                                    June 30,
                                          ----------------------------
                                              2001            2000
                                          ------------    ------------
     Land                                 $      3,462    $      3,408
     Buildings and improvements                 65,701          64,649
     Machinery and equipment                    75,799          72,886
     Leasehold improvements                      1,160           1,288
     Automobiles and trucks                         95              68
     Construction in progress                   13,136           3,823
                                          ------------    ------------
                                               159,353         146,122

     Less: Accumulated
       depreciation & amortization              56,770          50,826
                                          ------------    ------------
                                          $    102,583    $     95,296
                                          =============   ============


         For the years ended June 30, 2001, 2000 and 1999, $239, $136 and $205 of interest was capitalized, respectively. For the years ended June 30, 2001, 2000 and 1999, the Company recorded depreciation expense of $10,717, $10,279 and $9,122, respectively.

(6)      MARKETABLE SECURITIES & OTHER ASSETS

         The Company's investments in marketable securities and certain other assets are classified as "available for sale" and, accordingly, are recorded at current market value with offsetting adjustments to shareholders' equity, net of income taxes.

         In fiscal 2000, marketable securities included investments in a short duration portfolio of corporate and government debt. The debt securities were held for less than one year and were therefore, recorded as a current asset in the Consolidated Balance Sheets. In fiscal 2001, the Company did not invest in marketable securities.

         Other assets include equity securities that represent the Company's investment in Halsey Drug Co., Inc. ("Halsey"). In fiscal 2000, the Company also had an investment in Galen Holdings plc. (formerly Warner Chilcott plc.)

         Halsey Drug Co., Inc.

         In April 1999, the Company sold its rights to several pharmaceutical products to Halsey in exchange for 500,000 warrants exercisable for 500,000 shares of Halsey's common stock at $1.06 per share. The warrants expire in April 2004. In connection with this sale, the Company recorded an investment in warrants and realized a gain of $343. The Company has valued the warrants at their fair value using the Black-Scholes option-pricing model using the following assumptions for June 30, 2001 and 2000, respectively: dividend yield of 0%; expected volatility of 121.7% and 90.0%; risk-free interest rate of 5.78%; and expected life of 2.75 and 3.75 years.

         Warner Chilcott plc.

         On August 13, 1997, Barr made a strategic investment in Warner Chilcott, a developer, marketer, and distributor of specialty pharmaceutical products. In connection with Warner Chilcott's Initial Public Offering ("Offering"), the Company acquired 250,000 Ordinary Shares represented by 250,000 American Depository Shares ("ADSs") at a price equal to the initial public offering price less underwriting discounts and commissions. The initial investment totaled $4,069. In addition, the Company was granted warrants to purchase an additional 250,000 shares in the form of ADSs. Beginning on the first anniversary of the Offering and annually thereafter for the next three years, one-fourth of the warrants were exercisable by Barr. If Barr did not exercise in full the portion of the warrant exercisable during any one-year, such portion of the warrant would terminate. The

         Company elected not to exercise the first portion of the warrants because the warrants' exercise price exceeded the then market price, and as a result, such portion of the warrants terminated. The Company exercised the remaining warrants and sold its investment in Galen Holdings plc., formerly Warner Chilcott plc, during the year ended June 30, 2001.

         Other Investments

         Included in other assets for the year ended June 30, 2000, was the Company's investment related to Gynetics, Inc. ("Gynetics"), a private company that develops and markets pharmaceutical products and medical devices to advance the healthcare of women.

         In September 1998, the Company made an investment in Gynetics that represented approximately 7% of Gynetics' outstanding voting shares. Barr did not have the ability to exercise significant influence on Gynetics' operations and there was no readily determinable market value, therefore, the Company accounted for this investment using the cost method of accounting.

         In the quarter ended September 30, 2000, the Company reviewed the valuation of its investment related to Gynetics in light of numerous negative events that occurred in the quarter including product development delays and threatened litigation. Due to these events as well as continued operating difficulties at Gynetics that included extensive losses and negative operating cash flow, Barr concluded as of September 30, 2000, that its investment related to Gynetics was other than temporarily impaired and that as of September 30, 2000, its investment related to Gynetics should be written down to $0, the current realizable value.

         The amortized cost and estimated market values of the securities at June 30, 2001 and 2000 are as follows:

                                                             GROSS            GROSS
                                          AMORTIZED        UNREALIZED       UNREALIZED        MARKET
June 30, 2001                               COST             GAINS            LOSSES          VALUE
-------------------------------------   --------------   ---------------  ---------------  -------------
Equity securities                       $          343   $           565  $            --  $         908
                                        ==============   ===============  ===============  =============


                                                             GROSS            GROSS
                                          AMORTIZED        UNREALIZED       UNREALIZED        MARKET
June 30, 2000                               COST             GAINS            LOSSES          VALUE
-------------------------------------   --------------   ---------------  ---------------  -------------

Debt securities:
U.S. Government securities              $          101   $            --  $             5  $          96
Equity securities                                4,412             3,206               --          7,618
                                        --------------   ---------------  ---------------  -------------
Total securities                        $        4,513   $         3,206  $             5  $       7,714
                                        ==============   ===============  ===============  =============

         Proceeds of $12,873 and $52,916, which include a gain of $6,671 and loss of $122, respectively, were received on the sales of marketable securities in the years ended June 30, 2001 and 2000, respectively. The cost of investments sold is determined by the specific identification method.

(7)      LONG-TERM DEBT

         A summary of long-term debt is as follows:

                                                                June 30,
                                                     -----------------------------
                                                         2001             2000
                                                     ------------     ------------
Senior unsecured notes (a)                           $     25,714     $     27,143
Equipment financing (b)                                     2,370            2,865
Unsecured revolving credit facility (c)                         -                -
                                                     ------------     ------------
                                                           28,084           30,008

Less: Current installments of long-term debt                3,185            1,924
                                                     ------------     ------------
Total long-term debt                                 $     24,899     $     28,084
                                                     ============     ============

         (a) The Senior Unsecured Notes of $25,714 include a $20,000, 7.01% Note due November 18, 2007 and $5,714, 6.61% Notes due November 18, 2004. Annual principal payments under the Notes total $1,429 through November 2002, $5,429 in 2003 and 2004, and $4,000 in 2005 through 2007.

                  The Senior Unsecured Notes contain certain financial covenants including restrictions on dividend payments not to exceed $10 million plus 75% of consolidated net earnings subsequent to June 30, 1997. The Company was in compliance with all such covenants as of June 30, 2001.

         (b) In April 1996, the Company signed a Loan and Security Agreement with BankAmerica Leasing and Capital Group that provided the Company up to $18,750 in financing for equipment to be purchased through October 1997. Notes entered into under this agreement require no principal payment for the first two quarters; bear interest quarterly at a rate equal to the London Interbank Offer Rate (LIBOR) plus 125 basis points; and have a term of 72 months. LIBOR was 3.836% and 6.769% at June 30, 2001 and June 30, 2000, respectively.

         (c) The Company currently has no outstanding borrowings under its $20,000 Unsecured Revolving Credit Facility ("Revolver") with Bank of America, National Association. Borrowings under this facility bear interest at either prime or LIBOR plus 0.75%. In addition, the Company is required to pay a commitment fee equal to .25% of the difference between the outstanding borrowings and $20,000. In December 1999, the term of the Revolver was extended to December 31, 2001.

         Principal maturities of existing long-term debt for the next five years and thereafter are as follows:

                          Year Ending
                            June 30,
                            --------
                             2002                          $3,185
                             2003                           2,041
                             2004                           5,429
                             2005                           5,429
                             2006                           4,000
                          Thereafter                        8,000


(8)      RELATED-PARTY TRANSACTIONS

         The Company's related-party transactions were with affiliated companies of Dr. Bernard C. Sherman. During the years ended June 30, 2001, 2000 and 1999, the Company purchased $2,644, $2,716 and $1,134, respectively, of bulk pharmaceutical material from such companies. In addition, the Company sold certain of its pharmaceutical products and bulk pharmaceutical materials to two other companies owned by Dr. Sherman. During fiscal 1996, the Company also entered into a multi-year agreement with a Company owned by Dr. Sherman to share litigation and related costs in connection with one of its patent challenges. For the years ended June 30, 2001, 2000 and 1999, the Company recorded $2,867, $668 and $1,438, respectively, in connection with such agreement as a reduction to selling, general and administrative expenses and research and development expenses. The Company also incurred $1,290 in expenses, which were reimbursed by Dr. Sherman, related to a secondary stock offering, completed in May 2001, for the sale of 3.5 million shares of common stock, beneficially owned by Dr. Sherman.

         During the years ended June 30, 2001, 2000 and 1999, the Company's founder and Vice Chairman, Edwin A. Cohen, earned $200, $200 and $200, respectively, under a consulting agreement, which expires on June 30, 2002.

(9)      INCOME TAXES

         A summary of the components of income tax expense is as follows:

                                                             Year Ended June 30,
                                              ----------------------------------------------
                                                  2001            2000            1999
                                              -------------   --------------  --------------
Current:
  Federal                                     $     37,218    $      25,475   $       25,173
  State                                              5,655            4,100            3,870
                                              -------------   --------------  --------------
                                                    42,873           29,575           29,043
                                              -------------   --------------  --------------

Deferred:
  Federal                                           (3,688)          (3,577)           1,588
  State                                               (556)            (550)             246
                                              -------------   --------------  --------------
                                                    (4,244)          (4,127)           1,834
                                              -------------   --------------  --------------
Total                                         $     38,629    $      25,448   $       30,877
                                              =============   ==============  ==============

         The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate to earnings before income taxes due to the following:

                                                             Year Ended June 30,
                                                ----------------------------------------------
                                                    2001            2000             1999
                                                --------------  --------------   -------------
Federal income taxes at statutory rate          $       35,391  $       23,726   $      28,044
State income taxes,
  net of federal income tax effect                       3,314           2,307           2,675
Other, net                                                 (76)           (585)            158
                                                --------------  --------------   -------------
                                                $       38,629  $       25,448   $      30,877
                                                ==============  ==============   =============

         The temporary differences that give rise to deferred tax assets and liabilities as of June 30, 2001 and 2000 are as follows:

                                                         2001                2000
                                                   -----------------   -----------------
     Deferred tax assets:
      Receivable reserves                          $           5,010   $           2,313
      Inventory reserves                                         524                 620
      Inventory capitalization                                 1,640                 895
      Investments*                                             1,019                  --
      Other operating reserves                                 3,128               2,443
      Warrants issued                                          6,657               6,610
                                                   -----------------   -----------------
     Total deferred tax assets                                17,978              12,881

     Deferred tax liabilities:
      Plant and equipment                                     (7,199)             (6,384)
      Proceeds from patent challenge settlement               (6,657)             (6,576)
      Other operating reserves                                  (197)               (240)
      Investments*                                              (226)             (1,283)
                                                   -----------------   -----------------

     Total deferred tax liabilities                          (14,279)            (14,483)
                                                   -----------------   -----------------

     Net deferred tax asset (liability)            $           3,699   $          (1,602)
                                                   =================   =================

     *  Tax effects are reflected directly in equity

(10)     SHAREHOLDERS' EQUITY

         Employee Stock Option Plans
         ---------------------------

         The Company has two stock option plans, the 1993 Stock Incentive Plan (the "1993 Option Plan") and the 1986 Option Plan, which were approved by the shareholders and which authorize the granting of options to officers and certain key employees to purchase the Company's common stock at a price equal to the market price on the date of grant. Effective June 30, 1996, options are no longer granted under the 1986 Option Plan. For fiscal 2001, 2000 and 1999, there were no options that expired under this plan.

         All options granted prior to June 30, 1996, under the 1993 Option Plan and 1986 Option Plan, are exercisable between one and two years from the date of grant and expire ten years after the date of grant except in cases of death or termination of employment as defined in each Plan. Options issued after June 30, 1996 are exercisable between one, three and five years from the date of grant. Through fiscal 2000, no option had been granted under either the 1993 Option Plan or the 1986 Option Plan at a price below the current market price of the Company's common stock on the date of grant. In fiscal 2001, 30,000 options were granted to a key executive as part of her employment agreement at various prices below the current market price on the date of grant. The total value of the discount associated with this grant was $896 and is being amortized over the five-year vesting period of the options. In fiscal 2001, the amortization of the discount totaled $281.

         A summary of the activity resulting from all plans for the three fiscal years ended June 30, 2001 is as follows:

                                                                                WEIGHTED-AVERAGE
                                                        NO. OF SHARES             OPTION PRICE
                                                        -------------            ----------------
    Outstanding at 6/30/98                                 2,511,731                  $9.05

    Granted                                                  417,000                  22.75
    Canceled                                                 (48,864)                 21.69
    Exercised                                               (644,566)                  4.67
                                                        ------------
    Outstanding at 6/30/99                                 2,235,301                  12.59

    Granted                                                  617,516                  24.07
    Canceled                                                  (5,947)                 26.20
    Exercised                                               (515,575)                  7.76
                                                        ------------
    Outstanding at 6/30/00                                 2,331,295                  16.67

    Granted                                                  623,700                  57.06
    Canceled                                                 (42,817)                 34.82
    Exercised                                               (459,708)                 13.69
                                                        ------------
    Outstanding at 6/30/01                                 2,452,470                 $27.18
                                                        ============

    Available for Grant (7,743,750 authorized)             1,577,451

    Exercisable at 6/30/01                                 1,322,999                 $14.80


         Non-Employee Directors' Stock Option Plan
         -----------------------------------------

         During fiscal year 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). This formula plan, among other things, enhances the Company's ability to attract and retain experienced directors. In December 1998, the number of shares which each non-employee director is optioned was decreased from 11,250 to 7,500 shares on the grant date. In October 1999, the number of shares which each non-employee director is optioned was decreased from 7,500 to 5,000 shares on the grant date. Effective October 2000, as a result of Barr's 3-for-2 stock split in June 2000, the number of shares which each non-employee director is optioned is 7,500 shares on the grant date.

         All options granted under the Directors' Plan have ten-year terms and are exercisable at an option exercise price equal to the market price of the common stock on the date of grant. Each option is exercisable on the date of the first annual shareholders' meeting immediately following the date of grant of the option, provided there has been no interruption of the optionee's service on the Board before that date. The following is a summary of activity for the three fiscal years ended June 30, 2001:

                                                                         WEIGHTED-AVERAGE
                                                      NO. OF SHARES        OPTION PRICE
                                                      -------------      ----------------
    Outstanding at 6/30/98                                  392,625               $11.70

    Granted                                                  56,250                32.42
    Exercised                                               (43,875)                7.88
                                                      -------------
    Outstanding at 6/30/99                                  405,000                14.99

    Granted                                                  37,500                19.96
    Exercised                                               (52,500)                8.30
                                                      -------------
    Outstanding at 6/30/00                                  390,000                16.37

    Granted                                                  52,500                63.94
    Exercised                                               (58,875)               17.88
                                                      -------------
    Outstanding at 6/30/01                                  383,625               $22.65
                                                      =============


    Available for grant (843,750 authorized)               187,875

    Exercisable at 6/30/01                                 331,125                $16.10

         Employee Stock Purchase Plan
         ----------------------------

         During fiscal 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Employee Stock Purchase Plan (the "Purchase Plan") to offer employees an inducement to acquire an ownership interest in the Company. The Purchase Plan permits eligible employees to purchase, through regular payroll deductions, an aggregate of 675,000 shares of common stock at approximately 85% of the fair market value of such shares. Under the Plan, purchases were 50,295, 60,874 and 59,965 shares for the years ended June 30, 2001, 2000 and 1999, respectively.

         Accounting for Stock-Based Compensation Plans
         ---------------------------------------------

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

                                                                   2001             2000              1999
                                                               --------------   --------------    --------------
Net earnings                               As reported              $ 62,487         $ 44,177          $ 49,250
                                           Pro forma                $ 57,842         $ 41,233          $ 46,940

Net earnings per share                     As reported              $   1.77         $   1.28          $   1.45
                                           Pro forma                $   1.63         $   1.20          $   1.39

Net earnings per share-                    As reported              $   1.66         $   1.24          $   1.39
assuming dilution                          Pro forma                $   1.53         $   1.15          $   1.33


         The weighted average fair value of the options granted at market during the years ended June 30, 2001, 2000 and 1999 was

         $22.19, $9.00 and $8.75 per share, respectively. The weighted average fair value of the options granted in fiscal 2001, which were below the current market price on the date of grant, was $42.02 per share. The fair values were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2001, 2000 and 1999, respectively: dividend yield of 0%; expected volatility of 46.5%, 50.6% and 48.9%; weighted-average risk-free interest rates of 5.3%, 5.8% and 4.7%; and expected option life of 3 years for the 1993 Option Plan and 4 years for the Directors' Plan.

         The following table summarizes information about stock options outstanding at June 30, 2001:

                                Options Outstanding                                         Options Exercisable
                         -----------------------------------------------------        ------------------------------
                                              Weighted
         Range of           Number             Average             Weighted              Number          Weighted
         Exercise        Outstanding          Remaining             Average           Exercisable        Average
          Prices          at 6/30/01      Contractual Life      Exercise Price         at 6/30/01     Exercise Price
          ------          ----------      ----------------      --------------         ----------     --------------
       $3.03 - 7.59             674,984         3.52                 $6.44                  674,984       $6.44
       11.50 - 20.00            391,846         5.95                 14.15                  346,847       13.44
       22.20 - 32.40          1,116,565         7.39                 24.68                  632,293       25.14
       41.00 - 59.00            512,300         9.20                 55.69                  -                -
       59.90 - 73.90            140,400         9.47                 66.76                  -                -
                       ----------------                                             ---------------
                              2,836,095                                                   1,654,124
                       ================                                             ===============


(11)     SAVINGS AND RETIREMENT PLAN

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

         The Company's contributions to the 401(k) Plan were $2,958, $2,608 and $2,292 for the years ended June 30, 2001, 2000 and 1999, respectively.

         In fiscal 2000, the Board of Directors approved a non-qualified plan ("Excess Plan") that enables certain executives to defer up to 10% of their compensation in excess of the qualified plan. The Company may, at its discretion, contribute a percentage of the amount contributed by the individuals covered under this Excess Plan to a maximum of 10% of such individual's compensation. In fiscal years 2001 and 2000, the Company chose to make contributions at the 10% rate to this plan. As of June 30, 2001 and 2000, the Company had an asset and matching liability for the Excess Plan of $847 and $422, respectively.

(12)     OTHER INCOME

         A summary of other income is as follows:

                                                                Year Ended June 30,
                                                     -----------------------------------------
                                                         2001          2000           1999
                                                     -------------  ------------   -----------
Net (loss) gain on sale of assets                    $       (302)  $       470    $       (11)
Net gain (loss) on sale of securities                       6,671          (141)           (11)
Write-off related to Gynetics strategic investment         (2,450)            -              -
Other, net                                                   (271)           18             58
                                                     -------------  ------------   -----------
Other income                                         $      3,648   $       347    $        36
                                                     =============  ============   ===========

         For the year ended June 30, 2001, the net gain on sale of securities consists primarily of the gain realized on the sale of the investment in Galen Holdings plc., formerly Warner Chilcott plc. (see Note 6).

         The prior year included a $343 gain resulting from the receipt of 500,000 warrants from Halsey Drug Company, Inc. in exchange for rights to several pharmaceutical products (see Note 6).

(13)     COMMITMENTS AND CONTINGENCIES

         The Company is party to various leases which relate to the rental of office facilities and equipment. The Company believes it will be able to extend such leases, if necessary. Rent expense charged to operations was $594, $1,069 and $1,099 in fiscal 2001, 2000 and 1999, respectively. The table below shows the future minimum rental payments, exclusive of taxes, insurance and other costs under noncancellable long-term lease commitments at June 30, 2001. Such payments total $1,420 for operating leases. The net present value of such payments on capital leases was $516 after deducting executory costs and imputed interest of $370 and $63, respectively.

                                                     Year Ending June 30,
                                 -------------------------------------------------------------
                                     2002         2003        2004        2005      Thereafter
----------------------------------------------------------------------------------------------
Operating leases                    $ 653        $ 561       $ 183        $ 23          $   --

Capital leases                        263          263         263         160              --
----------------------------------------------------------------------------------------------

Minimum lease payments                916          824         446         183              --
----------------------------------------------------------------------------------------------

         Product Liability
         -----------------

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

         Class Action Lawsuits
         ---------------------

         The Company has been named as a defendant in 35 putative class action complaints alleging violation of federal antitrust laws and/or state antitrust and consumer protection laws on the grounds that the 1997 Bayer-Barr settlement agreement was allegedly anti-competitive.

         As of August 15, 2001, 20 consumer or third-party payor class action complaints have been filed against Zeneca, Inc., AstraZeneca Pharmaceuticals LP and the Company. The complaints allege that the 1993 settlement of patent litigation between Zeneca, Inc. and the Company insulates Zeneca, Inc. and the Company from generic competition and enables Zeneca, Inc. and Barr to charge artificially inflated prices for Tamoxifen citrate.

         The Company believes that each of its agreements with Bayer Corporation and Zeneca, Inc., respectively, is a valid settlement to a patent suit and cannot form the basis of an antitrust claim. Although it is not possible to forecast the outcome of these matters, the Company intends to vigorously defend itself. It is anticipated that these matters may take several years to be resolved but an adverse judgment could have a material adverse impact on the Company's financial statements.

         Invamed, Inc./Apothecon, Inc. Lawsuit
         -------------------------------------

         In February 1998 and May 1999, Invamed, Inc., which has since been acquired by Geneva Pharmaceuticals, Inc. and Apothecon, Inc., both of which are subsidiaries of Novartis AG, respectively, named the Company and several others as defendants in lawsuits filed in the United States District Court for the Southern District of New York, charging that the Company unlawfully blocked access to the raw material source for Warfarin Sodium. The two actions have been consolidated. The Company believes that these suits are without merit and intends to vigorously defend its position. These actions are currently in the discovery stage. It is anticipated that this matter may take several years to be resolved but an adverse judgment could have a material adverse impact on the Company's consolidated financial statements.

         Fluoxetine Hydrochloride Patent Challenge
         -----------------------------------------

         As disclosed in the Company's previous public filings, the U.S. Court of Appeals, Federal Circuit in Washington D.C., ruled in favor of Barr's challenge to Eli Lilly Company's ("Lilly") patent protecting Prozac(R). On October 6, 2000, Lilly filed a petition asking to full panel of the U. S. Court of Appeals to rehear the case. On May 30, 2001, the three-judge panel of the U. S. Court of Appeals, reaffirmed its earlier decision invalidating the patent protecting Lilly's Prozac. On July 18, 2001, the U. S. Court of Appeals, denied Lilly's request for a re-hearing of the Court's May 30, 2001 decision invalidating the patent protecting Lilly's Prozac that was due to expire in December 2003. On July 23, 2001, the Court of appeals denied Lilly's request for another rehearing and on July 27, 2001 issued its mandate to the District Court in Indianapolis instructing the District Court to enter a final order invalidating the Prozac patent. On August 2, 2001, Barr launched its generic version of Lilly's 20mg Prozac capsule product. Lilly has announced its intention to petition the U.S. Supreme Court to review the Court of Appeals decision. The Supreme Court is not expected to make a decision on the Prozac matter for several months. If the Supreme Court overturns the Court of Appeals decision, which Barr believes is unlikely, and reinstates the Prozac patent, Barr may be liable for substantial damages which could have a material adverse effect on Barr's operations and financial condition.

         On August 1, 2001, aaiPharma Inc. ("AAI") filed a lawsuit in the United States District Court for the Eastern District of North Carolina against Barr and others claiming that the generic versions of Prozac manufactured by those companies infringe AAI's patent. Barr launched its generic version of the 20 mg Prozac capsule on August 2, 2001. If Barr is found to infringe the AAI patent, Barr may be liable to AAI for damages that may reduce Barr's profits from its generic Prozac product. The Company believes that the suit filed against it by AAI is without merit and intends to defend its position vigorously. This action is currently in the discovery stage. It is anticipated that this matter may take several years to be resolved but an adverse judgment could have a material adverse impact on the Company's consolidated financial statements.

         Other Litigation
         ----------------

         As of June 30, 2001, the Company was involved with other lawsuits incidental to its business, including patent infringement actions. Management of the Company, based on the advice of legal counsel, believes that the ultimate disposition of such other lawsuits will not have any significant adverse effect on the Company's consolidated financial statements.

(14)     MERGER WITH DURAMED PHARMACEUTICALS, INC.

         On June 29, 2001, the Company and Duramed Pharmaceuticals, Inc. ("Duramed") announced that their respective Boards of Directors had unanimously approved, and both companies have signed, a definitive agreement for a stock-for-stock merger of the two companies.

         Under the terms of the agreement, Duramed common shareholders will receive 0.2562 shares of Barr common stock for each share of Duramed common stock. Duramed preferred stock shareholders will receive 5.0632 shares of Barr common stock for each share of Duramed preferred stock. The transaction is subject to customary approvals and conditions, and is expected to close late in Barr's first fiscal 2002 quarter, or early in the second fiscal quarter. The transaction is expected to be a tax-free exchange, and accounted for under the "pooling-of-interests" method.

(15)     SUBSEQUENT EVENT

         As disclosed in the Company's previous public filings, the Company and its partners will share in a success fee payable to their outside legal counsel upon the successful resolution of the Prozac patent litigation. As a result of the July 27, 2001 court order that removed the injunction restricting the launch of fluoxetine (see Note 13), the Company recorded $2.4 million in the year ended June 30, 2001 for its portion of the success fee. This amount is included in selling, general and administrative expenses.

(16)     QUARTERLY DATA (UNAUDITED)

         A summary of the quarterly results of operations is as follows:

                                                                           THREE MONTH PERIOD ENDED
                                                        -------------------------------------------------------
                                                         SEPT. 30        DEC. 31        MAR. 31        JUNE 30
---------------------------------------------------------------------------------------------------------------
Fiscal Year 2001:
Total revenues                                          $ 103,136      $ 128,318      $ 137,337      $ 140,895
Cost of sales                                              68,384         88,847         94,510         91,080

Net earnings                                               10,390         16,521         17,126         18,450

EARNINGS PER COMMON SHARE - ASSUMING DILUTION

Net earnings (1)                                        $    0.28      $    0.44      $    0.45      $    0.49
                                                        =========      =========      =========      =========

PRICE RANGE OF COMMON STOCK (2)

High                                                    $   80.13      $   77.19      $   75.59      $   77.15
Low                                                         43.63          54.19          44.50          48.28



                                                         SEPT. 30        DEC. 31        MAR. 31        JUNE 30
---------------------------------------------------------------------------------------------------------------
Fiscal Year 2000:
Total revenues                                           $ 92,407      $ 114,111      $ 121,641      $ 112,593
Cost of sales                                              62,114         81,378         93,002         79,632

Net earnings                                               11,493         12,394         11,848          8,442

EARNINGS PER COMMON SHARE - ASSUMING DILUTION

Net earnings (1)                                         $   0.32      $    0.35      $    0.33      $    0.23
                                                         ========      =========      =========      =========

PRICE RANGE OF COMMON STOCK (2)

High                                                     $  26.75      $   23.50        $ 33.92      $   45.88
Low                                                         18.88          19.00          20.00          25.38

     (1) The sum of the individual quarters may not equal the full year amounts due to the effects of the market prices in the application of the treasury stock method. During its two most recent fiscal years, the Company paid no cash dividend.

     (2) The Company's common stock is listed and traded on the New York Stock Exchange (BRL). At June 30, 2001, there were approximately 635 shareholders of record of common stock. The Company believes that a significant number of beneficial owners hold their shares in street names.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Barr Laboratories, Inc.:

We have audited the accompanying consolidated balance sheets of Barr Laboratories, Inc. and subsidiaries (the "Company") as of June 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Barr Laboratories, Inc. and subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Stamford, Connecticut
August 6, 2001

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

/s/ Bruce L. Downey
-------------------
Chairman of the Board and Chief Executive Officer

ITEM 6.  SELECTED FINANCIAL DATA
(in thousands of dollars, except per share amounts)

                                                                    YEAR ENDED JUNE 30,
                                            -------------------------------------------------------------------------------
Statements of Operations                     2001             2000             1999             1998               1997
---------------------------------------------------------------------------------------------------------------------------
Total revenues                              $ 509,686        $ 440,752        $ 415,950        $ 346,638          $ 257,436

Earnings before income taxes and
  extraordinary loss                          101,116           69,625           80,127           54,658             32,050

Income tax expense                             38,629           25,448           30,877           21,148             12,603

Earnings before extraordinary loss             62,487           44,177           49,250           33,510             19,447

Net earnings                                   62,487           44,177           49,250           32,720  (2)        19,447

Earnings per common share:
  Earnings before extraordinary loss             1.77             1.28             1.45  (1)        1.02  (1)          0.61  (1)(3)

  Net earnings                                   1.77             1.28             1.45  (1)        1.00  (1)(2)       0.61  (1)(3)

Earnings per common share - assuming
  dilution:

  Earnings before extraordinary loss             1.66             1.24             1.39  (1)        0.96  (1)          0.58  (1)(3)

Net earnings                                     1.66             1.24             1.39  (1)        0.94  (1)(2)       0.58  (1)(3)

BALANCE SHEET DATA                             2001              2000             1999             1998               1997
                                            -------------------------------------------------------------------------------
Working capital                             $ 285,214        $ 202,892        $ 146,863         $ 95,281           $ 41,807
Total assets                                  543,394          423,853          347,890          310,851            202,845
Long-term debt (4)                             24,899           28,084           30,008           32,174             14,941
Shareholders' equity (5)                      365,642          282,168          213,707          155,929            102,138

(1) Amounts have been adjusted for the June 2000 3-for-2 stock split effected in the form of a 50% stock dividend.

(2) Fiscal 1998 includes the effect of a $790 ($0.02 per share) extraordinary loss (net of tax of $492) on early extinguishment of debt.

(3) Fiscal 1997 earnings per share amounts have been restated to conform with the provisions of Statement of Financial Accounting Standards No. 128 "Earnings per Share."

(4) Excludes current installments (See Note 7 to the Consolidated Financial Statements).

(5)      The Company has not paid a cash dividend in any of the above years.